UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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OMB Number:	3235-0327
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FORM SE



17010682

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Republic of Peru
Exact name of registrant as specified in charter

0000077694
Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2016
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

001-02512
SEC file number, if available

S-_____________ ____________________________
(Series identifier(s) and names(s), if applicable; add more lines as needed)

C-_____________ ____________________________
(Class (contract) identifier(s) and names(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2016
Report period (if applicable)

____
Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

____ Rule 201 (Temporary Hardship Exemption)

____ Rule 202 (Continuing Hardship Exemption)

X Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on July 6, 2017.

Republic of Peru
(Registrant)

By: [signature]
Name: Maria Teresa Merino de Hart
Title: Consulate General of Peru, New York

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _______________, 20 ____, that the information set forth in this statement is true and complete.

By: ____________________
(Name)

____
(Title)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

OMB APPROVAL	
OMB Number:	3235-0327
Expires:	October 31, 2018
Estimated average burden hours per response	0.10

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Republic of Peru
Exact name of registrant as specified in charter

0000077694
Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2016
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

001-02512
SEC file number, if available

S-_______________ ____
(Series identifier(s) and names(s), if applicable; add more lines as needed)

C-_______________ ____
(Class (contract) identifier(s) and names(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2016
Report period (if applicable)

____
Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

____ Rule 201 (Temporary Hardship Exemption)

____ Rule 202 (Continuing Hardship Exemption)

X Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on July 6, 2017.

Republic of Peru
(Registrant)

By: /s/ Maria Teresa Merindo de Hart

Name: Maria Teresa Merino de Hart
Title: Consulate General of Peru, New York

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________________, 20 _____, that the information set forth in this statement is true and complete.

By: ________________________
(Name)

____
(Title)

SEC 2082 (11-11)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the U.S. Securities and Exchange Commission Exhibit C to the Republic of Peru's Annual Report on Form 18-K for the year ended December 31, 2016 pursuant to Rule 306(c) of Regulation S-T under the U.S. Securities act of 1933, as amended.

EXHIBIT INDEX

<u>Exhibit</u>

C. Copy of the 2017 Annual Budget of the Republic of Peru.

PODER LEGISLATIVO

CONGRESO DE LA REPUBLICA

LEY Nº 30518

EL PRESIDENTE DE LA REPÚBLICA

POR CUANTO:

EL CONGRESO DE LA REPÚBLICA;

Ha dado la Ley siguiente:

LEY DE PRESUPUESTO DEL SECTOR PÚBLICO PARA EL AÑO FISCAL 2017

CAPÍTULO I

APROBACIÓN DEL PRESUPUESTO DEL SECTOR PÚBLICO

Artículo 1. Presupuesto Anual de Gastos para el Año Fiscal 2017

1.1. Apruébase el Presupuesto Anual de Gastos para el Año Fiscal 2017 por el monto de S/ 142 471 518 545,00 (CIENTO CUARENTA Y DOS MIL CUATROCIENTOS SETENTA Y UN MILLONES QUINIENTOS DIECIOCHO MIL QUINIENTOS CUARENTA Y CINCO Y 00/100 SOLES) que comprende los créditos presupuestarios máximos correspondientes a los pliegos presupuestarios del Gobierno Nacional, los gobiernos regionales y los gobiernos locales, agrupados en Gobierno Central e instancias descentralizadas, conforme a la Constitución Política del Perú y de acuerdo con el detalle siguiente:

GOBIERNO CENTRAL	Soles
Correspondiente al Gobierno Nacional	105 113 439 451,00
Gastos corrientes	67 372 690 079,00
Gastos de capital	25 753 780 321,00
Servicio de la deuda	11 986 969 051,00
INSTANCIAS DESCENTRALIZADAS	**Soles**
Correspondiente a los gobiernos regionales	22 218 924 639,00
Gastos corrientes	18 039 559 590,00
Gastos de capital	3 957 895 094,00
Servicio de la deuda	221 469 955,00
Correspondiente a los gobiernos locales	15 139 154 455,00
Gastos corrientes	10 246 183 164,00
Gastos de capital	4 614 080 726,00
Servicio de la deuda	278 890 565,00
	===============
TOTAL S/.	**142 471 518 545,00**
	===============

1.2. Los créditos presupuestarios correspondientes al Gobierno Nacional, los gobiernos regionales y los gobiernos locales se detallan en los anexos que forman parte de la presente Ley de acuerdo con lo siguiente:

DESCRIPCIÓN	ANEXO
Distribución del gasto del presupuesto del sector público por categoría y genérica del gasto.	1
Distribución del gasto del presupuesto del sector público por nivel de gobierno y genérica del gasto.	2
Distribución del gasto del presupuesto del sector público por nivel de gobierno y funciones.	3
Distribución del gasto del presupuesto del sector público por niveles de gobierno, pliegos y fuentes de financiamiento.	4
Distribución del gasto del presupuesto del sector público por pliegos del Gobierno Nacional a nivel de productos, proyectos y actividades.	5
Distribución del gasto del presupuesto del sector público por gobierno regional a nivel de productos, proyectos y actividades.	6
Distribución del gasto del presupuesto del sector público por gobiernos locales y genéricas del gasto.	7
Distribución del gasto del presupuesto del sector público por programas presupuestales y pliegos.	8

1.3. Las subvenciones y cuotas internacionales a ser otorgadas durante el Año Fiscal 2017 por los pliegos presupuestarios están contenidas en los anexos: "A: Subvenciones para Personas Jurídicas - Año Fiscal 2017" y "B: Cuotas Internacionales - Año Fiscal 2017" de la presente Ley. Durante el Año Fiscal 2017, previa evaluación y priorización por el Ministerio de Relaciones Exteriores, se puede modificar el Anexo B, mediante decreto supremo refrendado por el ministro de Relaciones Exteriores, lo que no comprende la inclusión de cuotas adicionales a las contempladas en dicho anexo. Las cuotas internacionales no contempladas en el Anexo B de la presente Ley se sujetan a lo establecido en el artículo 67 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

Artículo 2. Recursos que financian el Presupuesto del Sector Público para el Año Fiscal 2017

Los recursos que financian el Presupuesto del Sector Público para el Año Fiscal 2017 se estiman por fuentes de financiamiento, por el monto total de S/ 142 471 518 545,00 (CIENTO CUARENTA Y DOS MIL CUATROCIENTOS SETENTA Y UN MILLONES QUINIENTOS DIECIOCHO MIL QUINIENTOS CUARENTA Y CINCO Y 00/100 SOLES), conforme al siguiente detalle:

Fuentes de financiamiento	Soles
Recursos ordinarios	92 492 299 507,00
Recursos directamente recaudados	11 982 279 809,00
Recursos por operaciones oficiales de crédito	19 693 416 114,00
Donaciones y transferencias	394 648 091,00
Recursos determinados	17 908 875 024,00
	===============
TOTAL S/.	**142 471 518 545,00**
	===============

CAPÍTULO II

NORMAS PARA LA GESTIÓN PRESUPUESTARIA

SUBCAPÍTULO I

DISPOSICIONES GENERALES

Artículo 3. Del alcance

Las disposiciones contenidas en el presente capítulo son de obligatorio cumplimiento por las entidades integrantes de los Poderes Legislativo, Ejecutivo y Judicial; Ministerio Público; Jurado Nacional de Elecciones; Oficina Nacional de Procesos Electorales; Registro Nacional de Identificación y Estado Civil; Contraloría General de la República; Consejo Nacional de la Magistratura; Defensoría del Pueblo; Tribunal Constitucional; universidades públicas; y demás entidades y organismos que cuenten con un crédito presupuestario aprobado en la presente Ley. Asimismo, son de obligatorio cumplimiento por los gobiernos regionales y los gobiernos locales y sus respectivos organismos públicos.

Artículo 4. Acciones administrativas en la ejecución del gasto público

4.1. Las entidades públicas sujetan la ejecución de sus gastos a los créditos presupuestarios autorizados en la Ley de Presupuesto del Sector Público, aprobada por el Congreso de la República y modificatorias, en el marco del artículo 78 de la Constitución Política del Perú y el artículo I del Título Preliminar de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

4.2. Todo acto administrativo, acto de administración o las resoluciones administrativas que autoricen gastos no son eficaces si no cuentan con el crédito presupuestario correspondiente en el presupuesto institucional o condicionan la misma a la asignación de mayores créditos presupuestarios, bajo exclusiva responsabilidad del titular de la entidad, así como del jefe de la Oficina de Presupuesto y del jefe de la Oficina de Administración, o los que hagan sus veces, en el marco de lo establecido en la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

Artículo 5. Control del gasto público

5.1. Los titulares de las entidades públicas, el jefe de la Oficina de Presupuesto y el jefe de la Oficina de Administración, o los que hagan sus veces en el pliego presupuestario, son responsables de la debida aplicación de lo dispuesto en la presente Ley, en el marco del principio de legalidad, recogido en el artículo IV del Título Preliminar de la Ley 27444, Ley del Procedimiento Administrativo General.

5.2. La Contraloría General de la República verifica el cumplimiento de lo dispuesto en la presente Ley y las demás disposiciones vinculadas al gasto público en concordancia con el artículo 82 de la Constitución Política del Perú. Asimismo y bajo responsabilidad, para el gasto ejecutado mediante el presupuesto por resultados, debe verificar su cumplimiento bajo esta estrategia. El resultado de las acciones efectuadas en cumplimiento de lo establecido en el presente numeral, es informado a la Comisión de Presupuesto y Cuenta General de la República del Congreso de la República, en el más breve plazo.

SUBCAPÍTULO II

GASTO EN INGRESOS DEL PERSONAL

Artículo 6. Ingresos del personal

Prohíbase en las entidades del Gobierno Nacional, gobiernos regionales y gobiernos locales, el reajuste o incremento de remuneraciones, bonificaciones, dietas, asignaciones, retribuciones, estímulos, incentivos, compensaciones económicas y beneficios de cualquier naturaleza, cualquiera sea su forma, modalidad, periodicidad, y fuente de financiamiento. Asimismo, queda prohibida la aprobación de nuevas bonificaciones, asignaciones, incentivos, estímulos, retribuciones, dietas, compensaciones económicas y beneficios de toda índole con las mismas características señaladas anteriormente. Los arbitrajes en materia laboral se sujetan a las limitaciones legales establecidas por la presente norma y disposiciones legales vigentes. La prohibición incluye el incremento de remuneraciones que pudiera efectuarse dentro del rango o tope fijado para cada cargo en las escalas remunerativas respectivas.

Artículo 7. Aguinaldos, gratificaciones y escolaridad

7.1. Los funcionarios y servidores nombrados y contratados bajo el régimen del Decreto Legislativo 276 y la Ley 29944; los docentes universitarios a los que se refiere la Ley 30220; el personal de la salud al que se refiere el numeral 3.2 del artículo 3 del Decreto Legislativo 1153; los obreros permanentes y eventuales del Sector Público; el personal de las Fuerzas Armadas y de la Policía Nacional del Perú; y los pensionistas a cargo del Estado comprendidos en los regímenes de la Ley 15117, los Decretos Leyes 19846 y 20530, el Decreto Supremo 051-88-PCM y la Ley 28091, en el marco del numeral 2 de la Quinta Disposición Transitoria de la Ley 28411, Ley General del Sistema Nacional de Presupuesto, perciben en el Año Fiscal 2017 los siguientes conceptos:

a) Los aguinaldos por fiestas patrias y navidad, que se incluyen en la planilla de pagos correspondiente a julio y diciembre, respectivamente, cuyos montos ascienden, cada uno, hasta la suma de S/ 300,00 (TRESCIENTOS Y 00/100 SOLES).

b) La bonificación por escolaridad, que se incluye en la planilla de pagos correspondiente a enero y cuyo monto asciende hasta la suma de S/ 400,00 (CUATROCIENTOS Y 00/100 SOLES).

7.2. Las entidades públicas que cuenten con personal del régimen laboral de la actividad privada se sujetan a lo establecido en la Ley 27735, para abonar las gratificaciones correspondientes por fiestas patrias y navidad en julio y diciembre, respectivamente. Asimismo, otorgan la bonificación por escolaridad hasta por el monto señalado en el literal b) del numeral 7.1, salvo que, por disposición legal, vengan entregando un monto distinto al señalado en el citado literal.

7.3. Los trabajadores contratados bajo el Régimen Laboral Especial del Decreto Legislativo 1057, en el marco de la Ley 29849, perciben por concepto de aguinaldo por fiestas patrias y navidad, que se incluyen en la planilla de pagos correspondiente a julio y diciembre, respectivamente, hasta el monto al que hace referencia el literal a) del numeral 7.1 del presente artículo. Para tal efecto, dichos trabajadores deben estar registrados en el Aplicativo Informático para el Registro Centralizado de Planillas y de Datos de los Recursos Humanos del Sector Público a cargo de la Dirección General de Gestión de Recursos Públicos del Ministerio de Economía y Finanzas.

SUBCAPÍTULO III

MEDIDAS DE AUSTERIDAD, DISCIPLINA Y CALIDAD EN EL GASTO PÚBLICO

Artículo 8. Medidas en materia de personal

8.1. Prohíbese el ingreso de personal en el Sector Público por servicios personales y el nombramiento, salvo en los supuestos siguientes:

a) La designación en cargos de confianza y de directivos superiores de libre designación y remoción, conforme a los documentos de gestión de la entidad, a la Ley 28175, Ley Marco del Empleo Público, y demás normativa sobre la materia, en tanto se implemente la Ley 30057, Ley del Servicio Civil, en las respectivas entidades.

b) El nombramiento en plaza presupuestada cuando se trate de magistrados del Poder Judicial, fiscales del Ministerio Público, profesores del Magisterio Nacional, así como del personal egresado de las escuelas de las Fuerzas Armadas y la Policía Nacional del Perú y de la Academia Diplomática y de los médicos cirujanos del Instituto de Medicina Legal y Ciencias Forenses del Ministerio Público.

c) La contratación para el reemplazo por cese, ascenso o promoción del personal, o para la suplencia temporal de los servidores del Sector Público, en tanto se implemente la Ley 30057, Ley del Servicio Civil, en los casos que corresponda. En el caso de los reemplazos por cese del personal, este comprende al cese que se hubiese producido a partir del año 2015, debiéndose tomar en cuenta que el ingreso a la administración pública se efectúa necesariamente por concurso público de méritos y sujeto a los documentos de gestión respectivos. En el caso del ascenso o promoción del personal las entidades deben tener en cuenta, previamente a la realización de dicha acción de personal, lo establecido en el literal b) de la Tercera Disposición Transitoria de la Ley 28411, Ley General del Sistema Nacional de Presupuesto. En el caso de suplencia de personal, una vez finalizada la labor para la cual fue contratada la persona, los contratos respectivos quedan resueltos automáticamente.

El ascenso o promoción al que se refiere el presente literal, para el caso de los docentes universitarios, solo es aplicable para aquellas universidades que hayan concluido con el proceso de adecuación del gobierno de la universidad pública regulado por la Primera Disposición Complementaria Transitoria de la Ley 30220, Ley Universitaria.

d) El nombramiento en plaza presupuestada cuando se trate de docentes universitarios. Lo establecido en el presente literal sólo es aplicable para aquellas universidades que se encuentren en proceso de constitución o hayan concluido con el proceso de adecuación del gobierno de la universidad pública, conforme a lo dispuesto en el artículo 29 y la Primera Disposición Complementaria Transitoria de la Ley 30220, Ley Universitaria, respectivamente.

e) La asignación de gerentes públicos, conforme a la correspondiente certificación de crédito presupuestario otorgada por la entidad de destino y de la Autoridad Nacional del Servicio Civil (SERVIR), con cargo al presupuesto institucional de dichos pliegos, y hasta la culminación del proceso de implementación de la Ley 30057, Ley del Servicio Civil, en las respectivas entidades.

f) La contratación en plaza validada y presupuestada de docentes universitarios en las universidades públicas, que se encuentren en proceso de constitución o hayan concluido con el proceso de adecuación del gobierno de la universidad pública conforme a lo dispuesto en el artículo 29 y la Primera Disposición Complementaria Transitoria de la Ley 30220, Ley Universitaria, respectivamente; previa evaluación y validación de las necesidades de dichas nuevas plazas, en el marco de las disposiciones legales vigentes.

g) El nombramiento de hasta el 20% (veinte por ciento) de los profesionales de la salud y de los técnicos y auxiliares asistenciales de la salud del Ministerio de Salud, sus organismos públicos y las unidades ejecutoras de salud de los gobiernos regionales y las Comunidades Locales de Administración en Salud - CLAS, definidos a la fecha de entrada en vigencia del Decreto Legislativo 1153.

h) El nombramiento de los vocales y secretarios relatores del Tribunal Fiscal, a los que se refiere el artículo 99 del Texto Único Ordenado del Código Tributario, aprobado por Decreto Supremo 133-2013-EF.

i) La contratación temporal del profesorado en instituciones educativas públicas de educación básica y técnico productiva, en el marco de la Ley 30328, Ley que establece medidas en materia educativa y dicta otras disposiciones, y sus dispositivos complementarios, la cual se efectúa en plazas vacantes codificadas en el Sistema de Administración y Control de Plazas Nexus del Ministerio de Educación.

j) La contratación temporal en plaza presupuestada de auxiliares de educación, en el marco de la Ley 30493, Ley que regula la política remunerativa del auxiliar de educación en las instituciones educativas públicas, la cual se efectúa en plazas vacantes codificadas en el Sistema de Administración y Control de Plazas Nexus del Ministerio de Educación.

Para tal efecto, es requisito previo contar con el Presupuesto Analítico de Personal (PAP) o el Cuadro de Puestos de la Entidad (CPE), de corresponder; debidamente actualizado.

8.2. Para la aplicación de los casos de excepción establecidos desde el literal a) hasta el literal j), es requisito que las plazas o puestos a ocupar se encuentren aprobados en el Cuadro de Asignación de Personal (CAP), en el Cuadro para Asignación de Personal Provisional (CAP Provisional) o en el Cuadro de Puestos de la Entidad (CPE), según corresponda, registradas en el Aplicativo Informático para el Registro Centralizado de Planillas y de Datos de los Recursos Humanos del Sector Público a cargo de la Dirección General de Gestión de Recursos Públicos del Ministerio de Economía y Finanzas, y que cuenten con la respectiva certificación del crédito presupuestario.

8.3. Adicionalmente, para el ascenso o promoción establecido en el literal c) del presente artículo, en el caso de los profesores del Magisterio Nacional, docentes universitarios y personal de la salud, así como para el nombramiento de docentes universitarios al que se refiere el literal d) del presente artículo, previo a la realización de dichas acciones de personal es necesario que la entidad cuente con el informe favorable de la Oficina de Presupuesto de la entidad o la que haga sus veces, en el cual se señale que el pliego cuenta con disponibilidad de recursos desde la fecha de ascenso, promoción o nombramiento del trabajador a la entidad hasta el 31 de diciembre del Año Fiscal 2017, así como la previsión de los créditos presupuestarios necesarios para atender la continuidad de dicho gasto durante el año fiscal siguiente, bajo responsabilidad del titular de la entidad.

8.4. Para la aplicación del supuesto previsto en el literal g) del presente artículo, mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Salud, a propuesta de este último, se aprueban las modificaciones presupuestarias en el nivel institucional a favor de los organismos públicos del Ministerio de Salud y los gobiernos regionales con cargo al financiamiento previsto en el presupuesto institucional del Ministerio de Salud, con el objeto de atender el gasto en materia de los nombramientos a que hace referencia el citado literal, previa aprobación por parte del Ministerio de Salud de los lineamientos sobre la composición del 20% (veinte por ciento) de los profesionales de la salud y de los técnicos y auxiliares asistenciales de la salud a ser nombrado. Adicionalmente, hasta el 31 de marzo de 2017, el Ministerio de Salud remite al Ministerio de Economía y Finanzas, la relación nominal del personal comprendido en el presente artículo.

8.5. Para la aplicación de lo dispuesto en los literales f) e i) del numeral 8.1 del presente artículo, el Ministerio de Educación, a través de Resolución de su titular, dicta las disposiciones complementarias que resulten necesarias.

8.6. Las entidades públicas, independientemente del régimen laboral que las regule, no se encuentran autorizadas para efectuar gastos por concepto de horas extras.

Artículo 9. Medidas en materia de modificaciones presupuestarias en el nivel funcional programático

9.1. A nivel de pliego, la Partida de Gasto 2.1.1 "Retribuciones y Complementos en Efectivo" no puede habilitar a otras partidas de gasto ni ser habilitada, salvo las habilitaciones que se realicen dentro de la indicada partida entre unidades ejecutoras del mismo pliego. Durante la ejecución presupuestaria, la citada restricción no comprende los siguientes casos:

a) Creación, desactivación, fusión o reestructuración de entidades.

b) Traspaso de competencias en el marco del proceso de descentralización.

c) Atención de sentencias judiciales con calidad de cosa juzgada.

d) Atención de deudas por beneficios sociales y compensación por tiempo de servicios.

e) Las modificaciones en el nivel funcional programático que se realicen hasta el 31 de enero del año 2017. Para la aplicación de lo dispuesto por el literal g) del numeral 8.1 del artículo 8 de la presente Ley, excepcionalmente, el Ministerio de Salud, sus organismos públicos y los Gobiernos Regionales pueden realizar las modificaciones presupuestarias en el nivel funcional programático hasta el 31 de marzo de 2017.

Para la habilitación de la Partida de Gasto 2.1.1 "Retribuciones y complementos en efectivo" por aplicación de los casos indicados desde el literal a) hasta el literal e), se requiere del informe previo favorable de la Dirección General de Presupuesto Público, con opinión técnica favorable de la Dirección General de Gestión de Recursos Públicos vinculado a la información registrada en el Aplicativo Informático para el Registro Centralizado de Planillas y de Datos de los Recursos Humanos del Sector Público para el caso del Gobierno Nacional y los Gobiernos Regionales.

9.2. A nivel de pliego, la Partida de Gasto 2.2.1 "Pensiones" no puede ser habilitadora, salvo para las habilitaciones que se realicen dentro de la misma partida entre unidades ejecutoras del mismo pliego presupuestario, y para la atención de sentencias judiciales en materia pensionaria con calidad de cosa juzgada, en este último caso previo informe favorable de la Dirección General de Presupuesto Público.

9.3. Prohíbese las modificaciones presupuestarias en el nivel funcional programático con cargo a la Genérica del Gasto "Adquisición de Activos No Financieros", con el objeto de habilitar recursos para la contratación de personas bajo el Régimen Laboral Especial del Decreto Legislativo 1057. La misma restricción es aplicable a las partidas de gasto vinculadas al mantenimiento de infraestructura, las cuales tampoco pueden ser objeto de modificación presupuestaria para habilitar recursos destinados al financiamiento de contratos bajo el Régimen Laboral Especial del Decreto Legislativo 1057 no vinculados a dicho fin.

La contratación bajo el Régimen Laboral Especial del Decreto Legislativo 1057 no es aplicable en la ejecución de proyectos de inversión pública.

9.4. A nivel de pliego, las Específicas del Gasto 2.3.2 8.1 1 "Contrato Administrativo de Servicios" y 2.3.2 8.1 2 "Contribuciones a EsSalud de C.A.S." no pueden habilitar a otras partidas, genéricas o específicas del gasto de sus presupuestos institucionales ni ser habilitadas, salvo las habilitaciones que se realicen entre o dentro de las indicadas específicas en la misma unidad ejecutora o entre unidades ejecutoras del mismo pliego, quedando, solo para dicho fin, exonerado de lo establecido en el numeral 9.5 del presente artículo. Durante la ejecución presupuestaria, la citada restricción no comprende los siguientes casos:

a) Creación, desactivación, fusión o reestructuración de entidades.

b) Traspaso de competencias en el marco del proceso de descentralización.

c) Las modificaciones en el nivel funcional programático que se realicen hasta el 31 de marzo del año 2017.

Las entidades del Gobierno Nacional y los gobiernos regionales, para las habilitaciones o anulaciones de las Específicas del Gasto 2.3.2 8.1 1 "Contrato Administrativo de Servicios" y 2.3.2 8.1 2 "Contribuciones a EsSalud de C.A.S." por aplicación de los casos indicados desde el literal a) hasta el literal c) del presente numeral, requieren del informe previo favorable de la Dirección General de Presupuesto Público.

9.5. Los créditos presupuestarios destinados al pago de las cargas sociales no pueden ser destinados a otras finalidades, bajo responsabilidad.

9.6. Prohíbese, durante el Año Fiscal 2017, a los pliegos Ministerio de Defensa y Ministerio del Interior efectuar modificaciones presupuestarias en el nivel funcional programático con cargo a la Partida de Gasto 2.3.1 3. Combustibles, Carburantes, Lubricantes y Afines con el fin de habilitar a otras partidas, genéricas o específicas del gasto de sus presupuestos institucionales, salvo las habilitaciones que se realicen en la indicada partida entre unidades ejecutoras del mismo pliego.

Para el caso de los Programas Presupuestales, lo establecido en el presente numeral no le es aplicable si se han alcanzado las metas físicas programadas de los indicadores de producción física de producto, a las que se refiere el numeral 80.1 del artículo 80 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto."

9.7. Prohíbese, durante el Año Fiscal 2017, a las entidades del Gobierno Nacional, los gobiernos regionales y los gobiernos locales, efectuar modificaciones presupuestarias en el nivel funcional programático con cargo a las Partidas de Gasto 2.3.1.6 (repuestos y accesorios), 2.3.1.11 (suministros para mantenimiento y reparación) y 2.3.2.4 (servicios de mantenimiento, acondicionamiento y reparaciones), con el fin de habilitar a otras partidas, genéricas o específicas del gasto de sus presupuestos institucionales, salvo las habilitaciones que se realicen entre o dentro de las indicadas partidas de gasto en la misma unidad ejecutora o entre unidades ejecutoras del mismo pliego.

Para el caso de los programas presupuestales, lo establecido en el párrafo precedente no le es aplicable si se han alcanzado las metas físicas programadas de los indicadores de producción física de actividad.

Para el caso de los gobiernos locales, quedan exceptuados de lo dispuesto por el primer párrafo del presente numeral, únicamente, para habilitar la Partida de Gasto 2.4 Donaciones y Transferencias, de sus respectivos presupuestos institucionales. Los recursos de dicha partida de gasto habilitada deben ser transferidos financieramente por cada gobierno local a favor de sus Institutos Viales Provinciales (IVP), conforme a lo dispuesto en el acápite f.4 del literal f del numeral 15.1 del artículo 15 de la presente Ley.

9.8. Prohíbese, durante el Año Fiscal 2017, a las entidades del Gobierno Nacional, los gobiernos regionales y los gobiernos locales, efectuar modificaciones presupuestarias en el nivel funcional programático con cargo a las Partidas de Gasto 2.3.2 2.1 (servicios de energía eléctrica, agua y gas) y 2.3.2 2.2 (servicios de telefonía e internet), con el fin de habilitar a otras partidas, genéricas o específicas del gasto de sus presupuestos institucionales, salvo las habilitaciones que se realicen entre o dentro de las indicadas partidas de gasto en la misma unidad ejecutora o entre unidades ejecutoras del mismo pliego.

9.9. Prohíbese, durante el Año Fiscal 2017, a los pliegos del Gobierno Nacional a efectuar modificaciones presupuestarias en el nivel funcional programático con cargo a las Partidas de Gasto 2.3.2.7.1: Servicios de Consultorías, Asesorías y Similares Desarrollados Por Personas Jurídicas; 2.3.2.7.2: Servicios de Consultorías, Asesorías y Similares Desarrollados por Personas Naturales; y, 2.3.2.2.4: Servicio de Publicidad, Impresiones, Difusión e Imagen Institucional, con el fin de habilitar a otras partidas, genéricas o específicas del gasto de sus presupuestos institucionales.

El Presidente del Consejo de Ministros, antes del 30 de marzo del 2017, expone ante la Comisión de Presupuesto y Cuenta General de la República del Congreso de la República, la ejecución presupuestal del Año Fiscal 2016 y el Presupuesto Institucional de Apertura del Año Fiscal 2017, de los pliegos del Gobierno Nacional correspondientes a las Partidas de Gasto 2.3.2.7.1: Servicios de Consultorías, Asesorías y Similares Desarrollados Por Personas Jurídicas; 2.3.2.7.2: Servicios de Consultorías, Asesorías y Similares Desarrollados por Personas Naturales; y, 2.3.2.2.4: Servicio de Publicidad, Impresiones, Difusión e Imagen Institucional.

Artículo 10. Medidas en materia de bienes y servicios

10.1. Durante el Año Fiscal 2017, los viajes al exterior de los servidores o funcionarios públicos y representantes del Estado con cargo a recursos públicos deben realizarse en categoría económica, pudiendo exceptuarse a los funcionarios señalados en el artículo 52 de la Ley 30057, Ley del Servicio Civil, siempre que el tiempo de viaje sea mayor a 8 (ocho) horas o cuando la estancia sea menor a 48 (cuarenta y ocho) horas.

La autorización para viajes al exterior de las personas señaladas en el párrafo precedente se aprueba conforme a lo establecido en la Ley 27619, Ley que regula la autorización de viajes al exterior de servidores y funcionarios públicos, y sus normas reglamentarias.

10.2. La Oficina General de Administración de la entidad o la que haga sus veces, antes de la autorización de los gastos en materia de viajes al exterior (los viáticos y pasajes), para la participación de las personas señaladas en el numeral 10.1 debe verificar que estos no hayan sido cubiertos por el ente organizador del evento internacional u otro organismo.

10.3. Establécese que el monto máximo por concepto de honorarios mensuales es el tope de ingresos señalado en el artículo 2 del Decreto de Urgencia 038-2006 para la contratación por locación de servicios que se celebre con personas naturales, de manera directa o indirecta, y para la contratación bajo el Régimen Laboral Especial del Decreto Legislativo 1057, regulado por el Decreto Legislativo 1057 y modificatorias. Dicho monto máximo no es aplicable para la contratación de abogados y peritos independientes para la defensa del Estado en el exterior, así como al personal contratado en el marco de la Ley 29806, Ley que regula la contratación de personal altamente calificado en el Sector Público y dicta otras disposiciones, y sus normas complementarias.

10.4. En ningún caso, el gasto mensual por servicios de telefonía móvil, servicio de comunicaciones personales (PCS) y servicio de canales múltiples de selección automática (troncalizado) puede exceder al monto resultante de la multiplicación del número de equipos por S/ 200,00 (DOSCIENTOS Y 00/100 SOLES). Considérase dentro del referido monto, el costo por el alquiler del equipo, así como al valor agregado al servicio, según sea el caso.

La Oficina General de Administración de la entidad o la que haga sus veces, establece, mediante directiva, los montos que se cubren por equipo sujeto al gasto mensual antes señalado.

La diferencia de consumo en la facturación es abonada por el funcionario o servidor que tenga asignado el equipo conforme al procedimiento que se establezca en la mencionada directiva. No puede asignarse más de un equipo por persona. Al Presidente de la República, titulares de los poderes del Estado y ministros, no les son aplicables la restricción de gasto señalada en el primer párrafo del presente numeral.

Mediante decreto supremo refrendado por el Presidente del Consejo de Ministros y el ministro de Transportes y Comunicaciones se establecen los casos de excepción a las restricciones en el gasto establecidas en el primer párrafo del presente numeral, aplicables solo para el caso de emergencia y prevención de desastres.

10.5. Prohíbese la adquisición de vehículos automotores, salvo en los casos de pérdida total del vehículo, adquisiciones de ambulancias, vehículos de rescate y autobombas; vehículos destinados a las acciones de supervisión y fiscalización del servicio de transporte terrestre en la Red Vial Nacional; vehículos destinados a la supervisión del mantenimiento de carreteras en la Red Vial Nacional; vehículos destinados a la limpieza pública, seguridad ciudadana, seguridad interna y defensa nacional; vehículos destinados al servicio de alerta permanente y a la asistencia humanitaria ante desastres; vehículos para las nuevas entidades públicas creadas a partir del año 2015; vehículos destinados para las encuestas especializadas para el levantamiento de información estadística de Línea Base y evaluación del desempeño en el marco del Presupuesto por Resultados a cargo del Instituto Nacional de Estadística e Informática; vehículos para el desplazamiento de los fiscales del Ministerio Público que involucra el proceso de investigación fiscal, particularmente en lo que respecta al fortalecimiento en la aplicación del Nuevo Código Procesal Penal; vehículos para el patrullaje, vigilancia, monitoreo, supervisión y fiscalización del sector ambiental, en el marco del Decreto Legislativo 1013; y vehículos para el cumplimiento de las funciones a nivel nacional de la Autoridad Nacional del Agua. Asimismo, están exentos de esta prohibición los casos de adquisiciones que se realicen para la consecución de las metas de los proyectos de inversión pública, y la renovación de los vehículos automotores que tengan una antigüedad igual o superior a 10 (diez) años.

Artículo 11. Medidas para el personal militar y policial de las escuelas de las Fuerzas Armadas y de la Policía Nacional del Perú

11.1. Dispónese que las altas del personal militar y policial de las escuelas de las Fuerzas Armadas y de la Policía Nacional del Perú, se efectúan en una única oportunidad al año y en el mes de enero, previo informe favorable de la Oficina de Presupuesto o la que haga sus veces en las entidades respectivas.

Asimismo, las instituciones armadas y la Policía Nacional del Perú deben informar al Ministerio de Defensa y al Ministerio del Interior, respectivamente, en el mes de febrero, la cantidad de altas estimadas que se proyectan para el mes de enero del siguiente año, a efecto que dichos ministerios consideren la referida información para las fases de programación y formulación presupuestarias.

11.2. Precísase que el personal policial de la escuela de la Policía Nacional del Perú, que no cuente con la condición de egresado y que haya sido incorporado al cuerpo de la Policía Nacional del Perú, percibirá desde su incorporación a la Policía Nacional del Perú, únicamente, los ingresos que correspondan a dicho cargo, no pudiendo percibir el pago de propinas por su condición de cadetes o alumnos, según corresponda, en los Institutos de la Policía Nacional del Perú.

11.3. Asimismo, dispónese que para efectuar el pago de los ingresos que corresponden a la situación de alta, se requiere que dicha plaza se encuentre registrada previamente en el Aplicativo Informático para el Registro Centralizado de Planillas y de Datos de los Recursos Humanos del Sector Público.

11.4. Los procesos para la situación de alta y de baja del personal militar y policial de las Fuerzas Armadas y de la Policía Nacional del Perú, se sujetan al presupuesto institucional del Ministerio de Defensa y del Ministerio del Interior, según corresponda. Para tal efecto, ambos ministerios emitirán, de resultar necesario, disposiciones internas a fin de adecuar los procesos antes mencionados, a lo dispuesto en la presente disposición.

11.5. El cumplimiento de lo dispuesto en el presente artículo se efectúa bajo responsabilidad del titular de la entidad.

11.6. Déjase en suspenso las disposiciones que se opongan a lo establecido en el presente artículo o limiten su aplicación.

El presente artículo entra en vigencia a partir del día siguiente de la publicación de la presente Ley.

Artículo 12. Medida en gastos de inversión

Con el propósito de asegurar la sostenibilidad de la ejecución de los proyectos de inversión pública, dispónese que las entidades del Gobierno Nacional, los gobiernos regionales y gobiernos locales, bajo responsabilidad del titular del pliego, pueden efectuar modificaciones presupuestarias en el nivel funcional programático, siempre que no impliquen la anulación de crédito presupuestario en proyectos de inversión pública que se encuentren en etapa de ejecución.

CAPÍTULO III

OTRAS DISPOSICIONES PARA EJECUCIÓN DEL GASTO PÚBLICO

Artículo 13. Proyectos de inversión pública con financiamiento del Gobierno Nacional

13.1. Autorízase, en el Año Fiscal 2017, a las entidades del Gobierno Nacional que cuenten con recursos públicos asignados en su presupuesto institucional para la ejecución de proyectos de inversión en los gobiernos regionales o los gobiernos locales, por la fuente de financiamiento Recursos Ordinarios, para aprobar modificaciones presupuestarias en el nivel institucional, mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro del sector correspondiente, a propuesta de este último, previa suscripción de convenio. Las transferencias de recursos que se efectúen en el marco del presente artículo sólo se autorizan hasta el 31 de marzo del año 2017, debiéndose emitir el Decreto Supremo correspondiente dentro del plazo establecido por el presente numeral. Las propuestas de decreto supremo correspondientes solo pueden ser presentadas al Ministerio de Economía y Finanzas, hasta el 15 de marzo de 2017. Vencido el plazo, de haber saldos antes del 30 de abril de 2017, el Presidente del Consejo de Ministros expone a la Comisión de Presupuesto y Cuenta General de la República los saldos de cada pliego.

Excepcionalmente, en el caso que el proyecto de inversión pública sea ejecutado por empresas públicas, los recursos son transferidos financieramente, mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro del sector correspondiente, a propuesta de este último, en cualquier fuente de financiamiento, previa suscripción de convenio, hasta por el 100% (cien por ciento) del valor total pactado en los respectivos convenios para ser transferido en el Año Fiscal 2017, los cuales se administran en las cuentas del Tesoro Público, conforme a lo que disponga la Dirección General de Endeudamiento y Tesoro Público.

Adicionalmente, de forma excepcional, en caso de que el proyecto de inversión pública sea ejecutado por empresas del Estado bajo el ámbito de FONAFE, los recursos se transfieren financieramente, a través de decreto supremo refrendado por el ministro de Economía y Finanzas, en cualquier fuente de financiamiento, previa suscripción de convenio, hasta por el 100% (cien por ciento) del valor total pactado en los respectivos convenios para ser transferido en el Año Fiscal 2017, los cuales se administran en las cuentas del Tesoro Público, conforme a lo que disponga la Dirección General de Endeudamiento y Tesoro Público, y pueden ser considerados aporte de capital del Estado, emitiéndose las acciones correspondientes en el marco de la Ley 27170, Ley del Fondo Nacional de Financiamiento de la Actividad Empresarial del Estado.

En el caso de los proyectos de inversión en saneamiento que los gobiernos regionales o los gobiernos locales ejecuten en el ámbito de una entidad prestadora de servicios de saneamiento (EPS), los recursos previstos para su supervisión son transferidos por el Ministerio de Vivienda, Construcción y Saneamiento (MVCS) a esta última, conforme al mecanismo previsto en el segundo párrafo del presente numeral. La EPS debe supervisar la ejecución del proyecto de inversión e informar trimestralmente al MVCS.

13.2. Previamente a la transferencia de recursos, los proyectos de inversión pública deben contar con el informe favorable de la Oficina de Inversiones de la entidad del Gobierno Nacional o la que haga sus veces, respecto de la viabilidad del proyecto de inversión pública, en el marco de la normatividad que regula la inversión pública. En el caso de los proyectos de inversión que no cuenten con el estudio definitivo o expediente técnico, la transferencia de recursos se efectúa sólo para financiar esta finalidad, hasta por el cien por ciento (100%) del valor total pactado para el estudio definitivo o expediente técnico en los respectivos convenios para ser transferido en el Año Fiscal 2016, y sólo deben contar con el informe favorable de la Oficina de Inversiones de la entidad del Gobierno Nacional o la que haga sus veces, respecto de la viabilidad del proyecto de inversión pública, en el marco de la normatividad que regula la inversión pública.

13.3. Dispónese, adicionalmente, que las transferencias de recursos que se aprueben en el marco de lo establecido en el presente artículo, que no correspondan a proyectos de inversión pública ejecutados por empresas del Estado bajo el ámbito de FONAFE o por una entidad prestadora de servicios de saneamiento (EPS), y que sean por montos iguales o superiores a S/ 3 000 000,00 (TRES MILLONES Y 00/100 SOLES), se efectúa sólo hasta por un 80% (ochenta por ciento) del valor total pactado, para ser transferido en el Año Fiscal 2017.

Para la transferencia de recursos por el 20% (veinte por ciento) restante, autorízase la aprobación de modificaciones presupuestarias en el nivel institucional a favor de la Reserva de Contingencia a que se refiere el artículo 44 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto, las cuales se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas. Los recursos transferidos a la Reserva de Contingencia son asignados a los pliegos de los gobiernos regionales y los gobiernos locales, mediante el mecanismo previsto en el artículo 45 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

Para la transferencia de recursos a la que se refiere el párrafo precedente, que se financia con cargo a los recursos de la Reserva de Contingencia, en el caso de los proyectos de inversión que no hayan iniciado la etapa de Ejecución de la fase de Inversión del ciclo del proyecto conforme al Sistema Nacional de Inversión Pública, se aprueba la transferencia de recursos solo si el pliego a favor del cual se aprobó la transferencia de recursos para la ejecución de proyectos de inversión, demuestre, en un plazo máximo de 90 (noventa) días calendario contados desde la entrada en vigencia de la norma que aprobó la transferencia de recursos, que dicho proyecto de inversión ha iniciado su ejecución, para lo cual ha registrado el compromiso con cargo a los referidos recursos otorgados en el marco de lo establecido en el presente artículo y conforme a su respectivo cronograma. En el caso de los proyectos de inversión en ejecución, la transferencia de recursos correspondiente al 20% (veinte por ciento) restante se aprueba en función del cumplimiento del 90% (noventa por ciento) de avance del cronograma de ejecución del proyecto de inversión.

Para efectos de lo establecido en el presente numeral, la entidad del Gobierno Nacional que propone el decreto supremo que aprueba la transferencia de recursos debe informar al Ministerio de Economía y Finanzas la relación de gobiernos regionales y gobiernos locales que hubieran cumplido con las condiciones señaladas en el párrafo precedente. Asimismo, de resultar necesario, dichas entidades del Gobierno Nacional suscriben las adendas a los respectivos convenios para su adecuación a lo establecido en el presente artículo.

13.4. Cada pliego presupuestario del Gobierno Nacional es responsable de la verificación y seguimiento, lo que incluye el monitoreo financiero de los recursos, del cumplimiento de las acciones contenidas en el convenio y en el cronograma de ejecución del proyecto de inversión pública, para lo cual realiza el monitoreo correspondiente, lo que no comprende las acciones de supervisión a cargo de la unidad ejecutora del proyecto, así como las acciones que realiza la Contraloría General de la República en el marco de sus competencias.

Las entidades receptoras de las transferencias informan a la entidad del Gobierno Nacional que transfiere los recursos el avance físico y financiero de la ejecución del proyecto. En los proyectos de inversión en saneamiento debe remitirse copia de los informes de supervisión al MVCS, bajo responsabilidad.

13.5. Las entidades del Gobierno Nacional que hayan transferido recursos en el marco del artículo 13 de la Ley 30372 y del presente artículo emiten un informe técnico sobre los resultados obtenidos por la aplicación de los citados artículos, sobre la contribución en la ejecución de los proyectos de inversión financiados, sobre los resultados del seguimiento y el avance del proyecto. Este informe se publica en los portales institucionales de dichas entidades hasta febrero de 2017 y febrero de 2018, según corresponda.

13.6. Las entidades del Gobierno Nacional que transfieren recursos a los gobiernos regionales o a los gobiernos locales para la ejecución de proyectos de inversión, en el marco del presente artículo, deben considerar en la programación de sus respectivos presupuestos institucionales, correspondientes a los años fiscales subsiguientes, bajo responsabilidad del titular, los recursos necesarios que garanticen la continuidad de la ejecución de los proyectos de inversión, hasta su culminación.

13.7. Cada pliego presupuestario del Gobierno Nacional, que transfiere recursos en el marco de la presente disposición, es responsable de la viabilidad técnica y la determinación del monto objeto de la transferencia.

Artículo 14. Proyectos de inversión pública financiados con recursos de la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito

14.1. En el Año Fiscal 2017, los recursos públicos asignados en los presupuestos institucionales de las entidades del Gobierno Nacional, por la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito, para financiar la ejecución o la transferencia para la ejecución de proyectos de inversión en las entidades del Gobierno Nacional, los gobiernos regionales o los gobiernos locales, se transfieren bajo la modalidad de modificación presupuestaria en el nivel institucional, aprobada mediante decreto supremo refrendado por el ministro del sector correspondiente y el ministro de Economía y Finanzas, previa suscripción de convenio.

14.2. Previamente a la aprobación de la modificación presupuestaria en el nivel institucional, debe contarse con el informe favorable de la Oficina de Inversiones de la entidad del Gobierno Nacional o la que haga sus veces, respecto de la viabilidad del proyecto de inversión pública, en el marco de la normativa que regula la inversión pública.

Las transferencias de recursos que se efectúen en el marco del presente artículo solo se autorizan hasta el 31 de marzo del año 2017, debiéndose emitir el decreto supremo correspondiente dentro del plazo antes mencionado. Las propuestas de decreto supremo correspondientes sólo pueden ser presentadas al Ministerio de Economía y Finanzas, hasta el 15 de marzo de 2017. Vencido el plazo, de haber saldos antes del 30 de abril de 2017, el Presidente del Consejo de Ministros expone a la Comisión de Presupuesto y Cuenta General de la República los saldos de cada pliego.

14.3. Cada pliego presupuestario del Gobierno Nacional es responsable de la verificación y seguimiento, lo que incluye el monitoreo financiero de los recursos, del cumplimiento de las acciones contenidas en el convenio y en el cronograma de ejecución del proyecto de inversión pública, para lo cual realiza el monitoreo correspondiente, lo que no comprende las acciones de supervisión a cargo de la unidad ejecutora del proyecto, así como las acciones que realiza la Contraloría General de la República en el marco de sus competencias. En el citado convenio se establece, además, la responsabilidad por parte del titular del pliego receptor de las transferencias, respecto de la correcta utilización de los recursos transferidos, no siendo aplicable el artículo 26 de la Ley 28563, Ley General del Sistema Nacional de Endeudamiento.

Las entidades receptoras de las transferencias informarán a la entidad del Gobierno Nacional que transfiere los recursos el avance físico y financiero de la ejecución del proyecto.

14.4. Las modificaciones presupuestarias en el nivel institucional que se aprueben en el marco del presente artículo no pueden financiar el estudio definitivo o expediente técnico.

14.5. Las entidades del Gobierno Nacional que hayan transferido recursos en el marco del presente artículo emiten un informe técnico sobre los resultados obtenidos por su aplicación, sobre la contribución en la ejecución de los proyectos de inversión financiados, sobre los resultados del seguimiento y el avance del proyecto. Este informe se publica en los portales institucionales de dichas entidades hasta febrero de 2018.

14.6. Lo dispuesto en el presente artículo se aplica a los recursos provenientes de las operaciones de endeudamiento determinadas por la Dirección General de Endeudamiento y Tesoro Público del Ministerio de Economía y Finanzas, mediante resolución directoral.

14.7. Cada pliego presupuestario del Gobierno Nacional, que transfiere recursos en el marco de la presente disposición, es responsable de la viabilidad técnica y la determinación del monto objeto de la transferencia.

Artículo 15. Transferencias financieras permitidas entre entidades públicas durante el Año Fiscal 2017

15.1. Autorízase, en el presente Año Fiscal, la realización, de manera excepcional, de las siguientes transferencias financieras entre entidades, conforme se detalla a continuación:

a) Las referidas:

i. al Instituto Nacional de Defensa Civil (INDECI) para la atención de desastres.

ii. al Ministerio de Justicia y Derechos Humanos con cargo a los recursos que custodia y administra la Comisión Nacional de Bienes Incautados (CONABI).

iii. al Ministerio de Justicia y Derechos Humanos para la operatividad del Plan Integral de Reparaciones (PIR).

iv. al Ministerio de Trabajo y Promoción del Empleo para el Programa para la Generación de Empleo Social Inclusivo "Trabaja Perú".

v. al Ministerio de Vivienda, Construcción y Saneamiento para el Fondo MIVIVIENDA S.A., y para las Empresas Prestadoras de Servicios de Saneamiento.

vi. a la Comisión Nacional para el Desarrollo y Vida sin Drogas (DEVIDA) en el marco de los Programas Presupuestales: "Programa de Desarrollo Alternativo Integral y Sostenible - PIRDAIS", "Prevención y Tratamiento del Consumo de Drogas" y "Gestión Integrada y Efectiva del Control de Oferta de Drogas en el Perú".

vii. al Ministerio de Salud para proteger, recuperar y mantener la salud de las personas y poblaciones afectadas por situaciones de epidemias y emergencias sanitarias que cumplan con los supuestos establecidos en el artículo 6 del Decreto Legislativo 1156, Decreto Legislativo que dicta medidas destinadas a garantizar el servicio público de salud en los casos en que exista un riesgo elevado o daño a la salud y la vida de las poblaciones, con excepción de los supuestos f) y g) del artículo 6 de dicha norma.

viii. al Ministerio del Ambiente para el financiamiento de las acciones para el Fortalecimiento del Sistema Nacional de Gestión Ambiental, en el marco de lo dispuesto en la segunda disposición complementaria final de la Ley 29325, Ley del Sistema Nacional de Evaluación y Fiscalización Ambiental.

ix. al Ministerio de Transportes y Comunicaciones para las tasaciones a cargo de la Dirección de Construcción de la Dirección General de Políticas y Regulación en Construcción y Saneamiento del Ministerio de Vivienda, Construcción y Saneamiento, de los predios afectados por la rehabilitación y construcción de infraestructura vial. El presente acápite no enerva las competencias establecidas para el Ministerio de Transportes y Comunicaciones en la Quinta Disposición Complementaria Transitoria de la Ley 30264.

x. al Seguro Integral de Salud (SIS) para el financiamiento del costo de las prestaciones de salud brindadas a los asegurados al SIS.

xi. al Organismo Técnico de la Administración de los Servicios de Saneamiento (OTASS), para las Entidades Prestadoras de Servicios de Saneamiento incorporadas al Régimen de Apoyo Transitorio, destinada a la elaboración del "Plan de reflotamiento de la EPS".

xii. al Ministerio Público para el financiamiento de las acciones para la implementación y fortalecimiento del Nuevo Código Procesal Penal a nivel nacional.

b) Las que se efectúen en aplicación de la Ley 29768, Ley de Mancomunidad Regional.

c) Las que realice el Ministerio de la Mujer y Poblaciones Vulnerables a favor de las Sociedades de Beneficencia Pública que se encuentran bajo su ámbito, como apoyo para el pago de remuneraciones y pensiones.

d) Las que se realicen para el cumplimiento de los compromisos pactados en los convenios de cooperación internacional reembolsables y no reembolsables, y las operaciones oficiales de crédito, celebrados en el marco de la normatividad vigente.

e) Las que se realicen para el financiamiento y cofinanciamiento de los proyectos de inversión pública y el mantenimiento de carreteras y de infraestructura de saneamiento, entre los niveles de gobierno subnacional y de éstos al Gobierno Nacional, previa suscripción del convenio respectivo. Las transferencias de recursos que se efectúen en el marco del presente literal sólo se autorizan hasta el segundo trimestre del año 2017, debiéndose emitir el acuerdo de Consejo Regional o Concejo Municipal, según corresponda, dentro del plazo antes mencionado.

f) Las que efectúen los gobiernos locales para las acciones siguientes:

f.1 Las acciones que se realicen en el marco de programas sociales, conforme a las disposiciones legales vigentes para dichos programas.

f.2 Las acciones que se realicen en aplicación de la Ley 29029, Ley de la Mancomunidad Municipal, y modificatorias.

f.3 La prestación de los servicios públicos delegados a las municipalidades de centros poblados, según el artículo 133 de la Ley 27972, Ley Orgánica de Municipalidades.

f.4 La prestación de servicios y el mantenimiento de la infraestructura vial de su competencia, a cargo de sus organismos públicos.

f.5 Las que se realicen por la imposición de papeletas por infracciones al Reglamento Nacional de Tránsito, a favor del Ministerio del Interior, conforme al artículo 13 de la Ley 28750.

f.6 A favor de las entidades prestadoras de servicios de saneamiento (EPS), para financiar gastos de mantenimiento, equipamiento e infraestructura de saneamiento.

g) Las que realicen los gobiernos regionales y los gobiernos locales a favor de las entidades prestadoras de servicios de saneamiento (EPS) de sus respectivos ámbitos, para el financiamiento o cofinanciamiento de proyectos de inversión de saneamiento, así como para la supervisión de los proyectos que los gobiernos regionales y gobiernos locales ejecuten en el ámbito de prestación de dicha EPS.

h) Las que realice la Autoridad Portuaria Nacional a los gobiernos regionales a favor de las autoridades portuarias regionales, en el marco de lo dispuesto por el literal a) del artículo 30 de la Ley 27943, Ley del Sistema Portuario Nacional.

i) Las que realice el Ministerio de la Mujer y Poblaciones Vulnerables a favor del Consejo Nacional para la Integración de la Persona con Discapacidad (CONADIS), en el marco de lo dispuesto por el literal b) del artículo 68 de la Ley 29973, Ley General de la Persona con Discapacidad; así como las que efectúe en cumplimiento de lo dispuesto en la Quinta Disposición Transitoria y Complementaria de la Ley 26918, Ley de creación del Sistema Nacional para la Población en Riesgo.

15.2. Las transferencias financieras autorizadas en el numeral precedente se realizan, en el caso de las entidades del Gobierno Nacional, mediante resolución del titular del pliego, y en el caso de los gobiernos regionales y los gobiernos locales, mediante acuerdo de Consejo Regional o Concejo Municipal, respectivamente, requiriéndose en ambos casos, el informe previo favorable de la Oficina de Presupuesto o la que haga sus veces en la entidad. La resolución del titular del pliego y el acuerdo del Consejo Regional se publican en el diario oficial El Peruano, y el acuerdo del Concejo Municipal se publica en su página web.

15.3. La entidad pública que transfiere, con excepción del literal f.5 del numeral 15.1 del presente artículo, es responsable del monitoreo, seguimiento y cumplimiento de los fines y metas para los cuales les fueron entregados los recursos. Los recursos públicos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autorizó su transferencia conforme al presente artículo.

Por el presente artículo queda suspendido el artículo 75 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

Artículo 16. Montos para la determinación de los procedimientos de selección

La determinación de los procedimientos de selección para efectuar las licitaciones públicas, concursos públicos, adjudicaciones simplificadas y selección de consultores individuales en todas las entidades del Sector Público comprendidas en el artículo 3 de la Ley 30225, Ley de Contrataciones del Estado, se sujetan a los montos siguientes:

a) Contratación de obras, de acuerdo a lo siguiente:

- Licitación pública, si el valor referencial es igual o superior a S/ 1 800 000,00 (UN MILLÓN OCHOCIENTOS MIL Y 00/100 SOLES).
- Adjudicación simplificada para ejecución de obras, si el valor referencial es inferior a S/ 1 800 000,00 (UN MILLÓN OCHOCIENTOS MIL Y 00/100 SOLES).
- Cuando el monto del valor referencial de una obra pública sea igual o mayor a S/ 4 300 000,00 (CUATRO MILLONES TRESCIENTOS MIL Y 00/100 SOLES), el organismo ejecutor debe contratar, obligatoriamente, la supervisión y control de obras.

b) Contratación de bienes, de acuerdo a lo siguiente:

- Licitación pública, si el valor estimado es igual o superior a S/ 400 000,00 (CUATROCIENTOS MIL Y 00/100 SOLES).
- Adjudicación simplificada, si el valor estimado es inferior a S/ 400 000,00 (CUATROCIENTOS MIL Y 00/100 SOLES).

c) Contratación de servicios, tales como prestaciones de empresas de servicios, compañías de seguros y contratos de arrendamientos, así como investigaciones, proyectos, estudios, diseños, supervisiones, inspecciones, gerencias, gestiones, auditorías, asesorías, peritajes, entre otros, de acuerdo a lo siguiente:

- Concurso público, si el valor referencial o estimado es igual o superior a S/ 400 000,00 (CUATROCIENTOS MIL Y 00/100 SOLES).
- Adjudicación simplificada, si el valor referencial o estimado es inferior a S/ 400 000,00 (CUATROCIENTOS MIL Y 00/100 SOLES).
- Contratación de consultores individuales, si el valor estimado es igual o inferior a S/ 40 000,00 (CUARENTA MIL Y 00/100 SOLES).

Artículo 17. Medidas en materia de evaluaciones independientes

17.1. Dispónese que la relación de intervenciones públicas dispuestas a la fecha para ser evaluadas y cuya evaluación no haya sido iniciada a la entrada de vigencia de la presente Ley, sean revisadas por la Comisión Consultiva de Evaluaciones Independientes, creada mediante Decreto Supremo 108-2016-EF, para determinar su continuidad.

17.2. El Calendario de Evaluaciones Independientes correspondiente al año 2017 se publica en la página web del Ministerio de Economía y Finanzas, en un plazo no mayor a los 30 días de la entrada en vigencia de la presente Ley.

17.3. El cumplimiento de los compromisos suscritos en las matrices de compromisos de mejora de desempeño es una condición para la evaluación de la solicitud de recursos en la fase de formulación presupuestaria correspondiente al Presupuesto del Sector Público para el Año Fiscal 2018. Para el caso de solicitudes de mayores recursos que estén vinculadas a acciones sujetas a compromisos de mejora de desempeño, no pueden otorgarse de no presentar avance en el cumplimiento de compromisos.

Asimismo, aquellas solicitudes para la incorporación de créditos presupuestarios durante la fase de ejecución toman en cuenta el nivel de avance en el cumplimiento de los compromisos suscritos.

17.4. Durante el Año Fiscal 2017, las entidades responsables de las intervenciones públicas que han sido materia de las evaluaciones independientes en el marco del presupuesto por resultados, tienen un plazo de hasta 5 (cinco) meses para definir y validar la matriz de compromisos de mejora de desempeño, contados a partir de la fecha que el Ministerio de Economía y Finanzas remite el informe final de dicha evaluación a la respectiva entidad responsable. Dicha matriz es suscrita por los titulares de los pliegos responsables de la intervención pública evaluada y el titular del pliego Ministerio de Economía y Finanzas o quiénes estos deleguen para dicho fin.

Artículo 18. Medidas en materia del seguimiento de los indicadores de desempeño de los Programas Presupuestales

18.1. Dispónese que las entidades responsables de los programas presupuestales remiten al Instituto Nacional de Estadística e Informática (INEI), durante el primer trimestre del Año Fiscal 2017, las fichas técnicas de los indicadores de desempeño, conforme a las especificaciones de la Tabla 14 del Anexo 2: Contenidos Mínimos de un Programa Presupuestal, de la Directiva para los Programas Presupuestales en el marco de la programación y formulación del Presupuesto del Sector Público, para el año fiscal correspondiente, correspondiente al Año Fiscal 2017. Esta disposición involucra la remisión de las bases de datos y sintaxis de cálculo correspondientes, con cierre a diciembre del año 2016.

18.2. Dispónese que las entidades responsables de los programas presupuestales remiten a la Dirección General de Presupuesto Público, a través del responsable técnico del programa presupuestal, durante el tercer trimestre del Año Fiscal 2017, las metas de los indicadores de desempeño del nivel de resultado específico y/o productos para los siguientes tres años. Esta disposición involucra a aquellos indicadores que usen como fuente de información a las encuestas o censos desarrollados por el Instituto Nacional de Estadística e Informática (INEI) o a sus registros administrativos.

18.3. El cumplimiento de lo establecido en los numerales 18.1 y 18.2 del presente artículo es una condición para la evaluación de la solicitud de recursos adicionales en la fase de formulación y ejecución presupuestaria correspondiente al Presupuesto del Sector Público para el Año Fiscal 2018.

18.4. La Dirección General de Presupuesto Público (DGPP) del Ministerio de Economía y Finanzas (MEF) emite los lineamientos correspondientes para la operativización de lo dispuesto en el presente artículo.

Artículo 19. Recursos para el Fondo Especial para la Seguridad Ciudadana, FED y otros

Dispónese que en el Presupuesto del Sector Público para el Año Fiscal 2017 se han asignado recursos para lo siguiente:

a) En el presupuesto institucional del pliego Ministerio del Interior, hasta la suma de S/ 150 000 000,00 (CIENTO CINCUENTA MILLONES Y 00/100 SOLES), en la fuente de financiamiento Recursos Determinados, destinados, exclusivamente, al financiamiento de los fines del Fondo Especial para la Seguridad Ciudadana, creado por el Decreto de Urgencia 052-2011.

b) En el presupuesto institucional del pliego Ministerio de Desarrollo e Inclusión Social, hasta la suma de S/ 170 000 000,00 (CIENTO SETENTA MILLONES Y 00/100 SOLES), en la fuente de financiamiento Recursos Determinados, destinados, exclusivamente, al financiamiento de los fines del Fondo de Estímulo al Desempeño y Logro de Resultados Sociales (FED), creado por la Octogésima Cuarta Disposición Complementaria Final de la Ley 30114, Ley de Presupuesto del Sector Público para el Año Fiscal 2014.

c) En el presupuesto institucional del pliego Ministerio de Economía y Finanzas, hasta por la suma de S/ 150 000 000,00 (CIENTO CINCUENTA MILLONES Y 00/100 SOLES), en la fuente de financiamiento Recursos Ordinarios, destinados, exclusivamente, al financiamiento de los fines del Fondo de Promoción a la Inversión Pública Regional y Local (FONIPREL), y hasta por la suma de S/ 1 000 000 000,00 (MIL MILLONES Y 00/100 SOLES), en la fuente de financiamiento Recursos Ordinarios, destinados, exclusivamente, al financiamiento de los fines del Programa de Incentivos a la Mejora de la Gestión Municipal (PI).

La distribución de los recursos del PI se efectúa tomando en cuenta los criterios del Fondo de Compensación Municipal (FONCOMUN) y conforme a los lineamientos y metas de dicho Plan.

La transferencia de los recursos autorizados por el presente literal se aprueba mediante decreto supremo refrendado por el ministro de Economía y Finanzas a solicitud de la Dirección General de Presupuesto Público para el caso del Programa de Incentivos a la Mejora de la Gestión Municipal (PI), y a solicitud de la Dirección General de Inversión Pública para el caso del FONIPREL, y se incorporan en los gobiernos regionales y gobiernos locales, según corresponda, en la fuente de financiamiento Recursos Determinados.

d) En el presupuesto institucional del pliego Ministerio de Agricultura y Riego, hasta la suma de S/ 300 000 000,00 (TRESCIENTOS MILLONES Y 00/100 SOLES), en la fuente de financiamiento Recursos Determinados, destinados, exclusivamente, al financiamiento de los fines del Fondo de Promoción del Riego en la Sierra - MI RIEGO, creado mediante la Quincuagésima Disposición Complementaria Final de la Ley 29951, Ley de Presupuesto del Sector Público para el Año Fiscal 2013, el cual se denominará "Fondo Sierra Azul".

Los recursos a los que se refieren los literales b), c) y d) del presente artículo se ejecutan bajo las mismas formalidades, mecanismos y procedimientos aprobados en la normatividad vigente para los fondos mencionados en los referidos literales, en lo que les fuera aplicable.

CAPÍTULO IV

DISPOSICIONES ESPECIALES EN MATERIA DE SALUD

Artículo 20. Implementación del Decreto Legislativo 1153

20.1. Autorízase al Ministerio de Salud para realizar modificaciones presupuestarias en el nivel institucional, hasta por la suma de S/ 100 000 000,00 (CIEN MILLONES Y 00/100 SOLES), con cargo a los recursos de su presupuesto institucional, a favor de sus organismos públicos y los gobiernos regionales, para el pago de la asignación por cumplimiento de las metas institucionales, indicadores de desempeño y compromisos de mejora de los servicios en el marco de lo dispuesto en el artículo 15 del Decreto Legislativo 1153.

20.2. Autorízase al Ministerio de Salud para realizar modificaciones presupuestarias en el nivel institucional, por la suma de S/ 295 000 000,00 (DOSCIENTOS NOVENTA Y CINCO MILLONES Y 00/100 SOLES) con cargo a los recursos de su presupuesto institucional, a favor de sus organismos públicos y los gobiernos regionales, para el financiamiento y continuidad de las acciones de implementación en el marco del Decreto Legislativo 1153.

20.3. Para la aplicación de lo establecido en los numerales precedentes es requisito que las plazas se encuentren registradas en el Aplicativo Informático para el Registro Centralizado de Planillas y de Datos de los Recursos Humanos del Sector Público a cargo de la Dirección General de Gestión de Recursos Públicos del Ministerio de Economía y Finanzas, y que cuenten con el respectivo financiamiento.

Asimismo, los organismos públicos del Ministerio de Salud y los gobiernos regionales para la aplicación de lo establecido en los numerales precedentes, quedan exonerados de lo establecido en el artículo 6 de la presente Ley.

20.4. Las modificaciones presupuestarias en el nivel institucional autorizadas por el presente artículo, a favor de los organismos públicos del Ministerio de Salud y los gobiernos regionales, se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Salud, a propuesta de este último.

20.5. Dispóngase que, para efectos de la implementación de las acciones del Decreto Legislativo 1153, durante el Año Fiscal 2017, el Ministerio de Salud, sus organismos públicos y los gobiernos regionales quedan exonerados de lo establecido en el artículo 6 de la presente Ley.

Artículo 21. Autorización al Ministerio de Salud para realizar modificaciones presupuestarias en el nivel institucional a favor del IGSS e INEI

Autorízase al Ministerio de Salud para realizar modificaciones presupuestarias en el nivel institucional, hasta por la suma de S/ 88 400 000,00 (OCHENTA Y OCHO MILLONES CUATROCIENTOS MIL Y 00/100 SOLES), con cargo a los recursos de su presupuesto institucional y sin demandar recursos adicionales al Tesoro Público, a favor del Instituto de Gestión de Servicios de Salud y los gobiernos regionales, para la operación y mantenimiento de nuevos establecimientos de salud, que entraron en funcionamiento a partir del segundo semestre del año 2016.

Las modificaciones presupuestarias autorizadas en el presente numeral, se aprueban mediante decreto supremo, refrendado por el ministro de Economía y Finanzas y el ministro de Salud, a propuesta de este último.

Artículo 22. Programas presupuestales en materia de salud

Autorízase al Ministerio de Salud para efectuar modificaciones presupuestarias en el nivel institucional, hasta por el monto de S/ 150 000 000,00 (CIENTO CINCUENTA MILLONES Y 00/100 SOLES), con cargo a su presupuesto institucional y sin demandar recursos adicionales al Tesoro Público, a favor de sus organismos públicos y de los gobiernos regionales, para la reposición y adquisición de nuevo equipamiento biomédico en el marco de los programas presupuestales: Articulado Nutricional, Salud Materno Neonatal, Prevención y Control de la Tuberculosis y el VIH-SIDA, Enfermedades Metaxénicas y Zoonosis, Enfermedades No Transmisibles, Prevención y Control del Cáncer, y Salud Mental; así como la reposición y adquisición de nuevo equipamiento biomédico orientados a la atención del recién nacido con complicaciones y de recién nacidos que requieren de Unidad de Cuidados Intensivos Neonatales (UCIN) en el marco del programa presupuestal Salud Materno Neonatal.

Para efecto de lo establecido en el presente artículo, las modificaciones presupuestarias en el nivel institucional se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Salud, a solicitud de este último, a más tardar el 31 de marzo de 2017. Para la aprobación de las modificaciones presupuestarias autorizadas por el presente artículo, el Ministerio de Salud debe aprobar previamente un Plan de Equipamiento de los Establecimientos de Salud a Nivel Nacional coordinado con los gobiernos regionales, y realizar la verificación del módulo patrimonial del Sistema Integrado de Gestión Administrativa - SIGA, para la reposición y cierre de brechas de equipamiento biomédico.

Artículo 23. Compra de productos farmacéuticos, dispositivos médicos y productos sanitarios a través del CENARES

Facúltase, durante el Año Fiscal 2017, al Seguro Integral de Salud (SIS) para realizar modificaciones presupuestarias en el nivel institucional a favor del Ministerio de Salud, para que a través del Centro Nacional de Abastecimiento de Recursos Estratégicos en Salud (CENARES) de dicho ministerio, compre productos farmacéuticos, dispositivos médicos y productos sanitarios, en beneficio de los afiliados al SIS. En caso de financiar dichos insumos, el SIS deduce el costo de la referida compra de las transferencias de recursos que efectúe a los organismos públicos del Ministerio de Salud y a los gobiernos regionales a los que se les hubiere entregado dichos productos.

Para tal efecto, la modificación presupuestaria en el nivel institucional que se autorizan en el presente artículo se aprueba mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Salud, a propuesta del SIS.

Artículo 24. Autorización al Ministerio de Salud para realizar modificaciones presupuestarias en el nivel institucional

24.1. Autorízase al Ministerio de Salud para realizar modificaciones presupuestarias en el nivel institucional, hasta por la suma de S/ 56 000 000,00 (CINCUENTA Y SEIS MILLONES Y 00/100 SOLES), con cargo a los recursos de su presupuesto institucional y sin demandar recursos adicionales al Tesoro Público, a favor de los gobiernos locales, para el cierre de brechas del programa de complementación alimentaria para la persona afectada por tuberculosis (PCA-PANTBC).

24.2. Autorízase al Ministerio de Salud para realizar modificaciones presupuestarias en el nivel institucional, hasta por la suma de S/ 13 000 000,00 (TRECE MILLONES Y 00/100 SOLES), a favor de sus organismos públicos y el Instituto Nacional Penitenciario (INPE), para el financiamiento de las intervenciones sanitarias en el marco del Programa Presupuestal 0016 Prevención y Control de la Tuberculosis y el VIH-SIDA.

24.3. Las modificaciones presupuestarias autorizadas en los numerales precedentes, se aprueban mediante decreto supremo, refrendado por el ministro de Economía y Finanzas y el ministro de Salud, a propuesta de este último. Para el caso del numeral 24.1 las modificaciones presupuestarias autorizadas se aprueban previa opinión técnica del Ministerio de Desarrollo e Inclusión Social, respecto a la distribución de los recursos a nivel de gobierno local, sobre la base de la directiva que regule el funcionamiento del programa de complementación alimentaria para la persona afectada por tuberculosis (PCA-PANTBC).

CAPÍTULO V

DISPOSICIONES ESPECIALES EN MATERIA DE EDUCACIÓN

Artículo 25. Compromisos de desempeño en materia de educación

Autorízase al pliego Ministerio de Educación para efectuar modificaciones presupuestarias en el nivel institucional a favor de los Gobiernos Regionales, hasta por la suma de S/ 200 000 000,00 (DOSCIENTOS MILLONES Y 00/100 SOLES), para el financiamiento de las intervenciones de educación básica priorizadas para el ejercicio fiscal 2017 por el Ministerio de Educación, así como para el financiamiento de los bienes, servicios, equipamiento, acondicionamiento y mantenimiento de infraestructura de los Programas Presupuestales "Logros de Aprendizaje de Estudiantes de la Educación Básica Regular", "Incremento en el acceso de la población de 3 a 16 años a los servicios educativos públicos de la Educación Básica Regular", "Inclusión de niños, niñas y jóvenes con discapacidad en la educación básica y técnico productiva" y "Mejora de la formación en carreras docentes en institutos de educación superior no universitaria", así como acciones centrales.

Dichos recursos serán transferidos previo cumplimiento de compromisos de desempeño durante el año escolar para la adecuada provisión de servicios educativos de calidad en el aula. Dichos compromisos, lineamientos y requisitos estarán definidos mediante resolución ministerial del Ministerio de Educación y se encontrarán relacionados, entre otros, con las siguientes acciones:

a) Disposición oportuna de recursos asignados en el presupuesto y cumplimiento oportuno de procesos necesarios para el adecuado inicio del año escolar.
b) Agilizar procesos de gestión vinculados a la entrega de los servicios educativos durante el año escolar.
c) Actualización y/o registro adecuado y oportuno en los sistemas de información del Ministerio de Educación.
d) Prestación oportuna y con calidad adecuada de los servicios educativos en las instituciones educativas públicas.
e) Generación de condiciones de enseñanza y aprendizaje de los servicios educativos.
f) Logros de aprendizaje de los estudiantes.

Los recursos a los que se refiere el presente artículo, en lo que corresponda, son transferidos hasta el 31 de julio del Año Fiscal 2017, según cronograma y las disposiciones que establezca el Ministerio de Educación para tal fin. Para tal efecto, las modificaciones presupuestarias en el nivel institucional autorizadas por el presente artículo se aprueban mediante decreto supremo refrendado por el Ministro de Economía y Finanzas y el Ministro de Educación, a propuesta de este último. Asimismo, y sólo para los fines del presente artículo, exceptúase al Ministerio de Educación de lo establecido en el artículo 80 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

El presente artículo entra en vigencia al día siguiente de la publicación de la presente Ley.

Artículo 26. Autorización al Ministerio de Educación para financiar acciones en los Gobiernos Regionales

26.1. Autorízase al Ministerio de Educación, con cargo a los recursos de su presupuesto institucional, a efectuar modificaciones presupuestarias en el nivel institucional a favor de los Gobiernos Regionales hasta por el monto de S/ 2 700 000 000,00 (DOS MIL SETECIENTOS MILLONES Y 00/100 SOLES) mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Educación, a solicitud de este último, para las siguientes finalidades:

a) El pago de la remuneración íntegra mensual, asignaciones temporales y demás derechos, beneficios y conceptos remunerativos, correspondientes a los profesores de la carrera pública magisterial conforme a la Ley 29944, Ley de Reforma Magisterial; así como el pago de la diferencia de jornada de los profesores que acceden a los cargos del Área de Gestión Pedagógica, de Gestión Institucional y de Formación Docente, respectivamente, establecidos en la Ley 29944; y de las horas adicionales a favor de los profesores de las instituciones educativas para la implementación de la jornada laboral en el marco de la Ley 29944, Ley de Reforma Magisterial y de la Ley 30328, Ley que establece medidas en materia educativa y dicta otras disposiciones.
b) El financiamiento del pago de encargaturas en el marco de la Ley 29944, Ley de Reforma Magisterial para los profesores que temporalmente asuman cargos de responsabilidad previstos en las Áreas de Desempeño Laboral establecidas en el artículo 12 de la referida Ley.
c) El pago de lo dispuesto en la Décimo Cuarta Disposición Complementaria, Transitoria y Final de la Ley 29944 a los profesores de carrera provenientes de la Ley 24029, Ley del Profesorado, y de la Ley 29062, Ley que modifica la Ley del profesorado en lo referido a la carrera pública magisterial, que temporalmente asuman encargaturas en cargos jerárquicos, directivos o especialistas, cuya vigencia para los fines de este literal se prorroga hasta el 31 de diciembre de 2017.
d) El pago de la asignación especial por prestar servicios en instituciones educativas en el Valle de los Ríos Apurímac, Ene y Mantaro (VRAEM) en el marco de lo dispuesto por la Octava Disposición Complementaria, Transitoria y Final de la Ley 29944, el literal c) del artículo 2 de la Ley 30328, y en los artículos 1 y 2 de la Ley 30202.
e) El pago de los derechos y beneficios correspondientes de los profesores contratados en el marco del Contrato de Servicio Docente al que se refiere la Ley 30328 y la normatividad complementaria.
f) El pago de las pensiones bajo el régimen del Decreto Ley 20530 a favor de los profesores comprendidos dentro de la Carrera Pública Magisterial, en el marco de la Ley 29944, Ley de Reforma Magisterial, así como de la carrera pública del docente de Institutos y Escuelas de Educación Superior de la Ley 30512, Ley de Institutos y Escuelas de Educación Superior y de la carrera pública de sus docentes.
g) El pago de la entrega y bonificación económica correspondiente a los condecorados con las Palmas Magisteriales en el marco de lo establecido en la Tercera Disposición Complementaria Final de la Ley 30328.
h) El financiamiento de las plazas creadas y validadas en el presente año fiscal así como para la sostenibilidad del financiamiento de las plazas creadas y validadas durante los 2 (dos) últimos años precedentes, para el ejercicio en las áreas de desempeño laboral establecidas en los literales a), b) y c) del artículo 12 de la Ley 29944, Ley de Reforma Magisterial.
i) El pago del Incentivo para la incorporación de profesores a la Carrera Pública Magisterial.
j) El financiamiento del Bono de Incentivo al Desempeño Escolar.
k) El pago de los derechos y beneficios de la Ley 30493, Ley que establece política remunerativa para Auxiliares de Educación.
l) La contratación de profesores para cubrir el incremento de horas de la Jornada Escolar Completa, así como las horas de clase que dejen de dictar los profesores, a quienes se les encargará las funciones de Coordinador Pedagógico o Coordinador de Tutoría; así como para el pago de horas adicionales a favor de los profesores del nivel de educación secundaria, para la implementación de la Jornada Escolar Completa.
m) El financiamiento para la continuidad de la transferencia en el Año Fiscal 2017, de las Instituciones Educativas transferidas al Gobierno Regional del Callao conforme a lo autorizado en el artículo 24 de la Ley 30372.
n) El financiamiento progresivo de los derechos y beneficios de los docentes nombrados y contratados, así como de los asistentes y auxiliares a los que se refiere la Ley 30512, Ley de institutos y escuelas de educación superior y de la carrera pública de sus docentes.

26.2. Asimismo, autorízase al Ministerio de Educación con cargo a los recursos de su presupuesto institucional, a efectuar modificaciones presupuestarias en el nivel institucional a favor de las universidades públicas mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Educación, a solicitud de este último, para financiar las plazas de docentes universitarios creadas y validadas en el presente año fiscal conforme a lo establecido en el literal f) del numeral 8.1 del artículo 8 de la presente Ley.

26.3. Los recursos a los que se refiere el presente artículo no deben destinarse a fines distintos de aquellos para los cuales fueron asignados, bajo responsabilidad, debiendo ejecutarse conforme a las condiciones o disposiciones que para tal efecto establece el Ministerio de Educación y a la normatividad de la materia.

Para la aplicación de lo establecido en el presente artículo, en los casos que corresponda, exonérase al Ministerio de Educación y a los Gobiernos Regionales, de lo dispuesto por el artículo 6 de la presente Ley.

Artículo 27. Modificaciones Presupuestarias en el Nivel Institucional para financiamiento de intervenciones y acciones pedagógicas

27.1. Autorízase al Ministerio de Educación a efectuar modificaciones presupuestarias en el nivel institucional a favor de los Gobiernos Regionales hasta por el monto de S/ 724 000 000,00 (SETECIENTOS VEINTICUATRO MILLONES Y 00/100 SOLES) mediante Decreto Supremo refrendado por el Ministro de Economía y Finanzas y el Ministro de Educación, a propuesta de este último, para financiar las intervenciones y acciones pedagógicas a cargo de los Gobiernos Regionales, conforme a lo siguiente:

a) La implementación de la Jornada Escolar Completa en las Instituciones Educativas Públicas de nivel Secundaria de Educación Básica Regular y enseñanza del idioma inglés en instituciones educativas públicas.
b) El Plan Nacional de Fortalecimiento de la Educación Física y el Deporte Escolar en las Instituciones Educativas Públicas de Primaria y Secundaria de Educación Básica Regular.
c) La implementación de las acciones de soporte y acompañamiento pedagógico en los niveles de educación inicial, primaria y secundaria en instituciones educativas públicas.
d) El funcionamiento de los Centros Rurales de Formación en Alternancia (CRFA).
e) El fortalecimiento de la gestión administrativa e institucional en las Unidades de Gestión Educativa Local (UGEL).
f) La realización de los Juegos Deportivos Escolares Nacionales y Juegos Florales.
g) El pago de propinas de los Promotores Educativos Comunitarios y el pago de pasajes, viáticos y/o

movilidad local de Profesores Coordinadores en el marco de los programas no escolarizados de educación inicial de gestión directa del ciclo I y II.

h) El fortalecimiento de los servicios pedagógicos en los centros y programas de Educación Básica Especial, escuelas inclusivas así como en las Direcciones Regionales de Educación o las que hagan sus veces.
i) El fortalecimiento de las acciones comunes del PP 0090: Logros de Aprendizaje de Estudiantes de la Educación Básica Regular; y de las acciones del PP 0091: Incremento en el acceso de la población de 3 a 16 años a los servicios educativos públicos de la Educación Básica Regular, y del PP 0106: Inclusión de niños, niñas y jóvenes con discapacidad en la Educación Básica; a través de la contratación de personal bajo el régimen laboral del Decreto Legislativo 1057 y la adquisición de bienes y servicios.
j) La atención de condiciones básicas de las instituciones educativas regulares, institutos superiores de educación pedagógica y Colegios de Alto Rendimiento.
k) La distribución de materiales y/o recursos educativos a las Instituciones Educativas públicas a su cargo, a través de las unidades de Gestión Educativa Local.
l) El Plan de Fortalecimiento de los Institutos Pedagógicos.
m) La implementación de las evaluaciones o concursos previstos en la Ley 29944, Ley de Reforma Magisterial, así como el pago de viáticos y movilidad local para los integrantes de los Comités de Evaluación que se constituyan en los Gobiernos Regionales.
n) La implementación del Monitoreo Local de las instituciones educativas públicas y escolarizadas de Educación Básica Regular a cargo de las Unidades de Gestión Educativa Local.

27.2. El financiamiento al que se hace referencia en el numeral anterior se efectúa progresivamente hasta el 31 de julio del Año Fiscal 2017, salvo para lo dispuesto en los literales j) y k) del numeral anterior que se podrá transferir hasta el 30 de setiembre del 2017. Las transferencias se efectúan en base a los resultados de la ejecución de los recursos asignados en el Presupuesto Institucional de los Gobiernos Regionales y de la ejecución de la última transferencia efectuada para las mencionadas intervenciones.

27.3. El Ministerio de Educación emite, según corresponda, las condiciones o disposiciones complementarias que se deberán cumplir para la transferencia y ejecución de los recursos a que hace referencia el presente artículo, en el marco de la normatividad de la materia.

Artículo 28. Mantenimiento de locales escolares, adquisición de útiles escolares y acondicionamiento de infraestructura para la atención de estudiantes con necesidades educativas especiales

28.1. Autorízase al Ministerio de Educación, durante el Año Fiscal 2017, a financiar lo siguiente, bajo el mecanismo previsto en el numeral 28.2 del presente artículo:

a) El Programa de Mantenimiento de la Infraestructura y Mobiliario de los Locales Escolares 2017, que incluye el mantenimiento preventivo y/o correctivo de locales escolares públicos, el mejoramiento de los servicios sanitarios, la adquisición de útiles escolares y de escritorio, materiales para uso pedagógico y equipamiento menor, hasta por la suma de S/ 369 701 121,00 (TRESCIENTOS SESENTA Y NUEVE MILLONES SETECIENTOS Y UN MIL CIENTO VEINTIUNO Y 00/100 SOLES), los que consideran hasta la suma de S/ 5 000 000,00 (CINCO MILLONES Y 00/100 SOLES), para el financiamiento de los gastos operativos del seguimiento de las actividades previstas en el citado Programa y hasta S/ 51 500 000,00 (CINCUENTA Y UN MILLONES QUINIENTOS MIL Y 00/100 SOLES) para la adquisición de útiles escolares y de escritorio, materiales para uso pedagógico, así como equipamiento menor, para primaria y secundaria.
b) El acondicionamiento de la infraestructura y la adquisición de materiales pedagógicos y tecnológicos específicos para la atención de estudiantes con necesidades educativas especiales asociadas a discapacidad, lo que incluye la contratación de bienes y servicios necesarios para tal fin, en las Instituciones Educativas de Educación Básica y técnico-productiva que atienden a estudiantes con necesidades educativas especiales, hasta por la suma de S/ 5 000 000,00 (CINCO MILLONES Y 00/100 SOLES).

28.2. Los montos para los fines señalados en el numeral 28.1 del presente artículo, serán desembolsados de manera directa, mediante el abono en una cuenta abierta en el Banco de la Nación, a nombre del director de la institución educativa pública, titular o encargado, bajo la modalidad de subvenciones.

28.3. El Ministerio de Educación, mediante resolución ministerial, en un plazo no mayor de 30 (treinta) días calendario, a partir de la vigencia de la presente Ley, aprobará las disposiciones que resulten necesarias para la aplicación de lo establecido en el presente artículo, las cuales incluyen los mecanismos para la apertura de cuentas y de devolución ante la no utilización de los recursos y así como el plazo hasta el cual se ejecuta lo dispuesto en el numeral 28.1 del presente artículo.

28.4. Lo establecido en el presente artículo entra en vigencia a partir del día siguiente de la publicación de la presente Ley.

Artículo 29. Autorización al Ministerio de Educación para financiar acciones de las Universidades Públicas

29.1. Autorízase al Ministerio de Educación, durante el Año Fiscal 2017, con cargo a los recursos de su presupuesto institucional y sin demandar recursos adicionales al Tesoro Público, para efectuar modificaciones presupuestarias en el nivel institucional a favor de las universidades públicas que se encuentren en proceso de constitución o hayan concluido con el proceso de adecuación del gobierno de la universidad pública al que se refiere el artículo 29 y la Primera Disposición Complementaria Transitoria de la Ley 30220, Ley Universitaria, respectivamente, hasta por el monto de S/ 240 000 000,00 (DOSCIENTOS CUARENTA MILLONES Y 00/100 SOLES), para las siguientes finalidades:

a) La aplicación de los mecanismos y herramientas técnicas que incentivan o fomentan la mejora de la calidad y el logro de resultados del servicio educativo, que comprenden los de investigación y licenciamiento, en cumplimiento de lo dispuesto en la Primera Disposición Complementaria Final de la Ley 30220, Ley Universitaria, previa suscripción de convenio, y de acuerdo a los mecanismos y condiciones para la selección de universidades que apruebe mediante Resolución el Ministerio de Educación para el efecto.
b) La contratación de personal bajo el Régimen Laboral Especial del Decreto Legislativo 1057 que se encargue de la gestión administrativa de las mismas, en el marco del artículo 132 de la Ley 30220 y de la Política de Aseguramiento de la Calidad de la Educación Superior Universitaria.
c) La implementación progresiva de lo dispuesto en el artículo 86 de la Ley 30220, respecto de docentes ordinarios, de acuerdo a los montos, criterios y condiciones que se aprueben mediante Decreto Supremo, refrendado por el Ministro de Economía y Finanzas y el Ministro de Educación, a propuesta de este último.

Para efectos de la implementación de lo dispuesto en el presente literal el Ministerio de Educación coordinará con el Consejo Nacional de Ciencia, Tecnología e Innovación Tecnológica - CONCYTEC, a fin que emita opinión en el ámbito de su competencia.

29.2. Las modificaciones presupuestarias en el nivel institucional autorizadas por el presente artículo se aprueban mediante decreto supremo refrendado por el Ministro de Economía y Finanzas y el Ministro de Educación, a solicitud de este último, previa aprobación de las condiciones o disposiciones que para tal efecto establece el Ministerio de Educación en el marco de lo establecido en la normatividad de la materia. Las modificaciones referidas en los literales b) y c) del numeral anterior se aprueban durante el primer cuatrimestre del presente año fiscal.

29.3. Para efecto de lo dispuesto en el literal c) del numeral 29.1 del presente artículo, exceptúese a las universidades públicas de lo dispuesto en el artículo 6 y el numeral 9.1 del artículo 9 de la presente Ley.

Artículo 30. Autorización de modificaciones presupuestarias en el nivel institucional para implementación de universidades

30.1. Autorízase las siguientes modificaciones presupuestarias en el nivel institucional, conforme al siguiente detalle:

a) Del pliego Universidad Nacional de la Amazonía Peruana con cargo a su presupuesto institucional y sin demandar recursos adicionales al Tesoro Público, a favor del pliego Universidad Nacional Autónoma de Alto Amazonas, para atender las acciones orientadas a su implementación, en el marco de la Ley 29649, Ley que crea la Universidad Nacional Autónoma de Alto Amazonas.
b) Del pliego Universidad Nacional de San Antonio Abad del Cusco con cargo a su presupuesto institucional sin demandar recursos adicionales al Tesoro Público, a favor del pliego Universidad Nacional Intercultural de Quillabamba, para las acciones orientadas a su implementación, en el marco de la Ley 29620, Ley que crea la Universidad Nacional Intercultural de Quillabamba.

30.2. Las modificaciones presupuestarias autorizadas en el numeral precedente se aprueban mediante decreto supremo, refrendado por el Ministro de Economía y Finanzas y el Ministro de Educación, a propuesta de este último.

30.3. Para efecto de las modificaciones presupuestarias autorizadas en el presente artículo, las comisiones de transferencia de cada universidad pública transferente deben entregar la información sustentatoria necesaria para la transferencia de recursos, la cual debe ser remitida al Ministerio de Educación en un plazo de 10 (diez) días hábiles de aprobada la presente Ley.

Artículo 31. Incremento de la Remuneración Íntegra Mensual - RIM y de la Asignación Temporal por desempeño de cargo de Director y Subdirector de Institución Educativa Pública y de la Remuneración de los Docentes Universitarios

31.1. Exceptúase al Ministerio de Educación y a los gobiernos regionales, y a las Universidades Públicas durante el Año Fiscal 2017, de lo establecido en el artículo 6 y en el numeral 9.1 del artículo 9 de la presente Ley, según corresponda, para incrementar, mediante decreto supremo refrendado por el Ministro de Economía y Finanzas y el Ministro de Educación, a propuesta de este último, lo siguiente:

a) La Remuneración Íntegra Mensual – RIM de Profesor de la Primera Escala Magisterial en el marco de la Ley 29944, cuyo monto ha sido aprobado por Decreto Supremo 290-2012-EF y la remuneración mensual del profesor contratado en el marco de la Ley 30328.
b) La Asignación Temporal por desempeño de cargo de Director y Subdirector de Institución Educativa Pública de Educación Básica y Educación Técnico Productiva en el marco de la Carrera Pública Magisterial de la Ley de Reforma Magisterial, cuyo monto ha sido aprobado por Decreto Supremo 227-2013-EF.
c) La Remuneración de los Docentes Ordinarios de la Universidad Pública en el marco de la Ley 30220, Ley Universitaria.

31.2. Para efectos de lo dispuesto en el presente artículo, autorízase al Ministerio de Educación con cargo a los recursos de su presupuesto institucional y sin demandar recursos adicionales al Tesoro Público, a efectuar modificaciones presupuestarias en el nivel institucional a favor de los Gobiernos Regionales, y Universidades Públicas, según corresponda, las cuales se aprueban mediante decreto supremo refrendado por el Ministro de Economía y Finanzas y el Ministro de Educación a solicitud de este último.

Artículo 32. Autorización para financiamiento de convenios con entidades privadas sin fines de lucro para la gestión de servicios educativos gratuitos en zonas rurales

Autorízase, excepcionalmente, al Ministerio de Educación, a otorgar subvenciones hasta por el monto de S/ 10 000 000,00 (DIEZ MILLONES Y 00/100 SOLES) a favor de entidades privadas sin fines de lucro, en el marco de lo dispuesto en la Ley 28044, Ley General de Educación y su Reglamento aprobado por Decreto Supremo 011-2012-ED, para la gestión de servicios educativos gratuitos en zonas rurales.

Dichas subvenciones se aprueban mediante resolución del titular del pliego Ministerio de Educación, previa suscripción de convenio y requiriéndose el informe favorable previo de su oficina de presupuesto o la que haga sus veces. La resolución del titular del pliego se publica en el diario oficial El Peruano.

El Ministerio de Educación es responsable del monitoreo, seguimiento, lo que incluye el monitoreo financiero de los recursos otorgados, y del cumplimiento de los fines y metas para los cuales fueron entregados los recursos públicos. Dichos recursos, bajo responsabilidad, deben ser destinados sólo a los fines para los cuales se autorizó su otorgamiento conforme a la presente disposición. Asimismo, el Ministerio de Educación, mediante resolución de su titular, debe establecer los mecanismos y condiciones para la rendición de cuentas de los recursos otorgados mediante subvenciones, así como para la evaluación por parte de dicho Ministerio de los resultados alcanzados y los beneficios generados por el otorgamiento de las subvenciones autorizadas en el marco de lo establecido por la presente disposición.

La aplicación de lo establecido en el presente artículo se financia con cargo al presupuesto institucional del Ministerio de Educación, sin demandar recursos adicionales al Tesoro Público.

Artículo 33. Autorización para modificaciones presupuestarias en el nivel funcional

Autorízase, excepcionalmente, durante el Año Fiscal 2017, al Ministerio de Educación a realizar modificaciones presupuestarias en el nivel funcional programático, con cargo a los recursos de su presupuesto institucional, hasta por el monto de S/ 250 000 000,00 (DOSCIENTOS CINCUENTA MILLONES Y 00/100 SOLES) a fin de financiar, el fortalecimiento de la educación superior universitaria y no universitaria en el marco de la Ley 30220, Ley Universitaria, y de la Ley 30512, Ley de institutos y escuelas de educación superior y de la carrera pública de sus docentes, así como para la atención de servicios básicos de las instituciones educativas públicas, conforme a lo dispuesto en la presente Ley; quedando, sólo para este fin, exonerado de lo dispuesto por el numeral 9.1 del artículo 9 de la presente Ley, previo informe favorable de la Dirección General de Presupuesto Público, y del artículo 80, de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

DISPOSICIONES COMPLEMENTARIAS

DISPOSICIONES COMPLEMENTARIAS FINALES

PRIMERA. Establécese como límite para que el Banco Central de Reserva del Perú (BCRP) requiera autorización por ley para efectuar operaciones y celebrar convenios de crédito para cubrir desequilibrios transitorios en la posición de las reservas internacionales, cuando el monto de tales operaciones y convenios supere una suma equivalente a diez veces el valor de la cuota del Perú en el Fondo Monetario Internacional (FMI), de conformidad con el artículo 85 de la Constitución Política del Perú.

SEGUNDA. Los créditos presupuestarios correspondientes a las competencias y funciones transferidas en el año 2016 en el marco del proceso de descentralización, y que no hayan sido consideradas en la fase de programación y formulación del Presupuesto del Sector Público para el Año Fiscal 2017 en el pliego correspondiente, se transfieren durante el presente Año Fiscal, con cargo al presupuesto del pliego que ha transferido la competencia, conforme a lo establecido en la Quinta Disposición Transitoria de la Ley 27783, Ley de Bases de la Descentralización. Dichas transferencias se realizan en enero del año 2017 a propuesta del pliego respectivo y detallan el monto que corresponde a cada pliego a ser habilitado. La propuesta antes mencionada se remite al Ministerio de Economía y Finanzas para los fines respectivos.

TERCERA. Dispónese que los recursos destinados, al financiamiento de los fines del Fondo de Promoción a la Inversión Pública Regional y Local (FONIPREL), a los que hace referencia el literal c) del numeral 41.1 del artículo 41 de la Ley 30372, Ley de Presupuesto del Sector Público para el Año Fiscal 2016, que a la fecha de entrada en vigencia de la presente disposición, no hayan sido ejecutados conforme a dicho artículo, sean depositados por la Dirección General de Endeudamiento y Tesoro Público (DGETP) en el Año Fiscal 2016, en la cuenta del FONIPREL, a solicitud de la Secretaría Técnica de dicho Fondo; quedando dichos recursos exceptuados del literal a) del numeral 12.1 del artículo 12 de la Ley 30099, Ley de Fortalecimiento de la Responsabilidad y Transparencia Fiscal, disponiéndose, asimismo, que los recursos bajo el alcance de la presente disposición no pueden ser utilizados en la Reserva Secundaria de Liquidez (RSL) a que se refiere el literal q) del artículo 6 de la Ley 28693, Ley General del Sistema Nacional de Tesorería. La incorporación de dichos recursos en los años respectivos se sujeta a lo establecido en el artículo 1 del Decreto de Urgencia 030-2008 y en la Ley 29125, Ley que establece la implementación y el funcionamiento del Fondo de Promoción a la Inversión Pública Regional y Local (FONIPREL).

La presente disposición entra en vigencia a partir del día siguiente de la publicación de la presente Ley.

CUARTA. Autorízase, de manera excepcional, al Ministerio de Economía y Finanzas, para realizar modificaciones presupuestarias en el nivel institucional a favor de los pliegos Ministerio de Defensa y Ministerio del Interior con cargo a los recursos a los que se refiere el artículo 44 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto, y a los saldos disponibles según proyección al cierre del Año Fiscal 2016 del Presupuesto del Sector Público, hasta por la suma de S/ 1 238 137 927,00 (MIL DOSCIENTOS TREINTA Y OCHO MILLONES CIENTO TREINTA Y SIETE MIL NOVECIENTOS VEINTISIETE Y 00/100 SOLES). Dicha suma no se encuentra comprendida dentro del límite del monto a que se refiere el numeral 64.2 del artículo 64 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

Las modificaciones presupuestarias en el nivel institucional autorizadas en el párrafo precedente, se aprueban mediante decreto supremo a propuesta del Ministerio de Defensa y del Ministerio del Interior, según corresponda, y utilizando, de ser necesario, el procedimiento establecido en el artículo 45 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

Dichos recursos se incorporan en los presupuestos de los mencionados pliegos en la fuente de financiamiento Recursos Ordinarios. Luego de que se incorporen los referidos recursos, y hasta el 30 de diciembre de 2016, los pliegos Ministerio de Defensa y Ministerio del Interior, mediante resolución de su titular, que se publica en el diario oficial El Peruano, deben autorizar una transferencia financiera, por el monto total de los recursos que les han sido transferidos en virtud de lo establecido en la presente disposición, a favor de la Caja de Pensiones Militar Policial (CPMP), para ser destinados exclusivamente al financiamiento del pago de las obligaciones previsionales a cargo de la CPMP.

La presente disposición entra en vigencia a partir del día siguiente de la publicación de la presente Ley.

QUINTA. Dispónese que para el Año Fiscal 2017, los Documentos Cancelatorios - Tesoro Público emitidos al amparo de la Ley 29266, Ley que autoriza la emisión de Documentos Cancelatorios - Tesoro Público para el pago del impuesto general a las ventas y del impuesto a la renta generado por contrataciones del pliego Ministerio de Defensa, son financiados con cargo a los recursos de la Reserva de Contingencia hasta por la suma de S/ 63 863 538,00 (SESENTA Y TRES MILLONES OCHOCIENTOS SESENTA Y TRES MIL QUINIENTOS TREINTA Y OCHO Y 00/100 SOLES), los cuales, para efectos de lo establecido en la presente disposición, se transfieren al pliego Ministerio de Defensa mediante decreto supremo, con el voto aprobatorio del Consejo de Ministros, hasta por el monto que sea requerido en dicho periodo, sin exceder el límite establecido en el artículo 3 de la Ley 29266, y se incorporan en el presupuesto institucional del mencionado pliego en la fuente de financiamiento Recursos Ordinarios.

SEXTA. Autorízase, excepcionalmente, la realización de transferencias de recursos de las entidades del Gobierno Nacional, gobiernos regionales y gobiernos locales, a favor del pliego Autoridad Nacional del Servicio Civil (SERVIR), con la finalidad de otorgar financiamiento y cofinanciamiento del complemento remunerativo a cargo de dicha entidad, para la asignación de los gerentes públicos de acuerdo con la normatividad de la materia.

Asimismo, autorízase a SERVIR, durante el Año Fiscal 2017, para pagar el total de la remuneración de los gerentes públicos asignados a entidades públicas, lo que comprende las entidades públicas, programas y proyectos nuevos o de reciente creación las que para efectos de la presente disposición son las creadas a partir del año 2011.

Para el financiamiento de la remuneración a la que se refiere el párrafo precedente, autorízase de manera excepcional a las entidades receptoras de gerentes públicos para efectuar transferencias de recursos a favor de SERVIR, de los recursos destinados a la contratación bajo el Régimen Laboral Especial del Decreto Legislativo 1057 de profesionales para los cargos que sean cubiertos con gerentes públicos. El pago del complemento remunerativo a cargo de SERVIR, en los casos que dicho complemento resulte necesario, se financia con cargo al presupuesto institucional del pliego SERVIR, sin demandar recursos adicionales al Tesoro Público.

Las transferencias de recursos a las que se refieren los párrafos precedentes se efectúan en el caso de las entidades del Gobierno Nacional, mediante modificaciones presupuestarias en el nivel institucional aprobadas por decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro del sector habilitador, a propuesta de este último; en el caso de los gobiernos regionales, mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el Presidente del Consejo de Ministros, a propuesta del gobierno regional; y, en el caso de los gobiernos locales, los recursos se transfieren a través de transferencias financieras que se aprueban mediante acuerdo de Concejo Municipal, requiriéndose el informe previo favorable de la oficina de presupuesto o la que haga sus veces en la entidad.

El pliego SERVIR, únicamente para la aplicación de la presente disposición, queda exonerado de lo establecido en el numeral 9.1 del artículo 9 de la presente Ley.

SÉTIMA. Prorrógase, hasta el 31 de diciembre de 2017 o hasta que se implemente el régimen de la Ley del Servicio Civil regulado por la Ley 30057 en el Ministerio de Defensa y en el Ministerio del Interior, según corresponda, la vigencia del Decreto de Urgencia 040-2011, e inclúyase dentro de los alcances de la citada norma al personal civil administrativo en actividad que presta servicios en el pliego Oficina Nacional de Gobierno Interior comprendido en el régimen laboral del Decreto Legislativo 276, solo hasta que se implemente en dicha entidad el régimen de la Ley del Servicio Civil regulado por la Ley 30057. El concepto al que se refiere el Decreto de Urgencia 040-2011 y cuyo alcance se amplía mediante la presente disposición, se abona mensualmente y no tiene carácter ni naturaleza remunerativa ni pensionable y no se encuentra afecta a cargas sociales. Asimismo, no constituye base de cálculo para el reajuste de la Compensación por Tiempo de Servicios o cualquier otro tipo de bonificaciones, asignaciones o entregas; cualquier acto administrativo que disponga lo contrario será nulo de pleno derecho.

Lo establecido en la presente disposición se financia con cargo al presupuesto institucional del Ministerio de Defensa, del Ministerio del Interior, y de la Oficina Nacional de Gobierno Interior, según corresponda.

OCTAVA. Suspéndese durante el Año Fiscal 2017, la transferencia de recursos a los gobiernos locales provinciales, prevista en el Decreto Supremo 010-2011-MIMDES respecto del servicio Wawa Wasi, encargándose al Programa Nacional Cuna Más, en el marco de lo estipulado en el Decreto Supremo 003-2012-MIDIS, la ejecución de tales servicios a nivel nacional durante el Año Fiscal 2017.

NOVENA. Dispónese que para efectos de la implementación del Régimen de la Ley del Servicio Civil, lo establecido en los artículos 6 y 8 y en los numerales 9.1 y 9.4 del artículo 9 de la presente Ley no es aplicable a las entidades que cuenten con el Cuadro de Puestos de la Entidad (CPE) aprobado; y que lo establecido en el segundo párrafo de la Cuarta Disposición Complementaria Transitoria de la Ley 30057, Ley del Servicio Civil, no incluye a los planes de seguros médicos familiares u otros de naturaleza análoga, que estén percibiendo los trabajadores bajo los regímenes de los Decretos Legislativos 276, 728 y 1057.

Para la aplicación de la exoneración al numeral 9.1 del artículo 9 a que se refiere la presente disposición se requiere el informe previo favorable de la Dirección General de Presupuesto Público del Ministerio de Economía y Finanzas.

DÉCIMA. Dispónese, durante el Año Fiscal 2017, que las acciones de provisión de alimentos, vestimenta y condiciones de trabajo, a que se refiere la Décima Disposición Complementaria Final del Decreto Legislativo 1132, se encuentran a cargo también del pliego Despacho Presidencial.

UNDÉCIMA. Autorízase la transferencia de recursos de las entidades del Gobierno Nacional, gobiernos regionales y gobiernos locales a favor de la Autoridad Nacional del Servicio Civil (SERVIR), con la finalidad de desarrollar programas formativos, incluidos los procesos de selección, a cargo de la Escuela Nacional de Administración Pública (ENAP), previa suscripción de convenio.

Las transferencias de recursos a los que se refiere la presente disposición se efectúan, en el caso de las entidades de Gobierno Nacional, mediante modificaciones presupuestarias en el nivel institucional aprobadas por decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro del sector habilitador, a propuesta de este último; en el caso de los gobiernos regionales y de los gobiernos locales, los recursos se transfieren mediante transferencias financieras que se aprueban por acuerdo de Consejo Regional o Concejo Municipal según sea el caso, requiriéndose para ambos casos el informe previo favorable de la oficina de presupuesto o la que haga sus veces en la entidad. El acuerdo de Consejo Regional se publica en el diario oficial El Peruano y el acuerdo del Concejo Municipal se publica en la página web del gobierno local respectivo.

Las entidades del Gobierno Nacional, los gobiernos regionales y los gobiernos locales que transfieren recursos en el marco de lo establecido en la presente disposición, son responsables de la verificación y seguimiento, lo que incluye el monitoreo financiero de los recursos transferidos y del cumplimiento de las acciones que desarrolle SERVIR a través de la ENAP.

DUODÉCIMA. Las universidades públicas, durante el año 2017, pueden destinar hasta el 5% (cinco por ciento) de sus recursos por concepto de canon y sobrecanon y regalías mineras, para financiar la elaboración de sus estudios de preinversión, en sus etapas de perfil y factibilidad de los proyectos de inversión pública, en el marco del Sistema de Inversión Pública.

DÉCIMA TERCERA. Dispónese que, durante el Año Fiscal 2017, el Fondo Sierra Azul financiará proyectos de inversión pública declarados viables, presentados por los tres niveles de gobierno y cuya ejecución estará a cargo del Ministerio de Agricultura y Riego, destinados a mejorar las condiciones de disponibilidad de acceso y uso eficiente de los recursos hídricos a nivel nacional incluyendo los departamentos, provincias y distritos de la Amazonía comprendidos en el artículo 3 de la Ley 27037, Ley de Promoción de la Amazonía; a través de tres componentes: i) la mejora en la eficiencia en la infraestructura de riego, ii) la tecnificación del riego parcelario, iii) las intervenciones de siembra y cosecha de agua que permitan mejorar la interceptación y retención de las aguas de lluvia, su almacenamiento y regulación dentro del suelo, subsuelo y acuíferos, así como en cuerpos superficiales, para su aprovechamiento en un determinado lugar y tiempo.

Mediante decreto supremo refrendado por el Ministro de Economía y Finanzas y por el Ministro de Agricultura y Riego, a propuesta de este último, se aprueban las disposiciones reglamentarias del Fondo Sierra Azul.

DÉCIMA CUARTA. Los gobiernos locales y gobiernos regionales están autorizados para utilizar hasta el 0,5% de su presupuesto institucional a favor de la realización de obras, reparación o adecuación destinadas a mejorar o proveer de accesibilidad a la infraestructura urbana de las ciudades incluyendo el acceso a los palacios y demás sedes municipales y regionales que están al servicio de todos los ciudadanos y prioritariamente a los que presenten algún tipo de discapacidad.

Los gobiernos regionales y gobiernos locales informan anualmente, por escrito, a la Comisión de Inclusión Social y Personas con Discapacidad del Congreso de la República, sobre el cumplimiento de lo establecido en la presente disposición, bajo responsabilidad del Gerente General y Gerente Municipal respectivamente. Una copia de dicho informe se remite al Consejo Nacional para la Integración de la Persona con Discapacidad (CONADIS).

DÉCIMA QUINTA. Los gobiernos locales y gobiernos regionales están autorizados para utilizar hasta el 0,5% de su presupuesto institucional para financiar los gastos operativos, planes, programas y servicios que por ley deben realizar las Oficinas Municipales de Atención a la Persona con Discapacidad (OMAPEDS) y las Oficinas Regionales de Atención a la Persona con Discapacidad (OREDIS) a favor de la población con discapacidad de su jurisdicción.

Los gobiernos regionales y gobiernos locales informan anualmente, por escrito, a la Comisión de Inclusión Social y Personas con Discapacidad del Congreso de la República, sobre el cumplimiento de lo establecido en la presente disposición, bajo responsabilidad del Gerente General y Gerente Municipal, respectivamente. Una copia de dicho informe se remite al Consejo Nacional para la Integración de la Persona con Discapacidad (CONADIS).

DÉCIMA SEXTA. Autorízase, durante el Año Fiscal 2017, a los pliegos del Gobierno Nacional y a los gobiernos regionales que cuenten con proyectos especiales y que, de acuerdo a lo señalado por la Secretaría de Gestión Pública de la Presidencia del Consejo de Ministros a través del informe que dicha secretaría emita a solicitud de los referidos pliegos, constituyan o pertenezcan a órganos desconcentrados de la entidad, para efectuar modificaciones presupuestales en el nivel funcional programático, con el fin de financiar las acciones administrativas que realizan dichos órganos en el marco de sus competencias y/o asegurar la continuidad de la prestación de bienes y servicios, a través de los órganos existentes o los que se creen en la estructura orgánica de la entidad.

Las referidas modificaciones presupuestarias se realizan únicamente con cargo a los créditos presupuestarios destinados a gastos por concepto de gestión de proyecto en los referidos proyectos especiales, hasta por el monto máximo de los recursos asignados para dicho concepto en el presupuesto institucional de apertura para el Año Fiscal 2017.

Para efectos de lo establecido en la presente disposición, los pliegos del Gobierno Nacional y los gobiernos regionales bajo sus alcances quedan exonerados de lo establecido en el literal c) del numeral 41.1 del artículo 41 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

DÉCIMA SÉTIMA. Autorízase al Ministerio de Vivienda, Construcción y Saneamiento, para realizar en el Año Fiscal 2017 modificaciones presupuestarias en el nivel institucional hasta por la suma de S/ 12 413 015,00 (DOCE MILLONES CUATROCIENTOS TRECE MIL QUINCE Y 00/100 SOLES), en la fuente de financiamiento Recursos Ordinarios, a favor de los gobiernos regionales, para culminar el levantamiento de información, que servirá para establecer la Línea de Base sobre el abastecimiento de agua y saneamiento en el ámbito rural, mediante la aplicación del "Cuestionario Sobre Abastecimiento de Agua y Saneamiento en el Ámbito Rural".

Las modificaciones presupuestarias en el nivel institucional autorizadas en el párrafo precedente, se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas y del ministro de Vivienda, Construcción y Saneamiento, a propuesta de éste último.

Para efectos de lo establecido en el presente artículo, exceptúase al Ministerio de Vivienda, Construcción y Saneamiento de las limitaciones establecidas en el literal c) del numeral 41.1 del artículo 41 y del artículo 80 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

DÉCIMA OCTAVA. Para garantizar, en el año 2017, la continuidad de los proyectos de inversión, así como la continuidad de las acciones de mantenimiento correspondientes a las partidas de gasto 2.3.1.6 (repuestos y accesorios), 2.3.1.11 (suministros para mantenimiento y reparación) y 2.3.2.4 (servicios de mantenimiento, acondicionamiento y reparaciones), a cargo de los pliegos del Gobierno Nacional, gobiernos regionales y gobiernos locales, autorízase al Poder Ejecutivo para incorporar en dichas entidades, los créditos presupuestarios de la fuente de financiamiento Recursos Ordinarios no devengados al 31 de diciembre de 2016, para ejecutar dichos proyectos o las acciones de mantenimiento, según corresponda. Para ello, exceptúase de lo dispuesto en el literal a) del numeral 12.1 del artículo 12 de la Ley 30099, Ley de Fortalecimiento de la Responsabilidad y Transparencia Fiscal, disponiéndose, asimismo, que los recursos bajo el alcance de la presente disposición no pueden ser utilizados en la Reserva Secundaria de Liquidez (RSL) a que se refiere el literal q) del artículo 6 de la Ley 28693, Ley General del Sistema Nacional de Tesorería.

La incorporación de los créditos presupuestarios se realiza hasta el 31 de marzo de 2017, mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro del sector correspondiente, y para el caso de los gobiernos regionales y gobiernos locales solo con el refrendo del ministro de Economía y Finanzas.

La incorporación solo comprende los recursos para proyectos de inversión y para las acciones de mantenimiento a que se refiere la presente disposición, que se encuentren certificados al 31 de diciembre de 2016. La determinación del monto a ser incorporado considera como base de cálculo el presupuesto institucional modificado al 31 de diciembre de 2016.

Lo dispuesto en la presente disposición es aplicable siempre que dicho financiamiento no haya sido considerado en el presupuesto institucional del Año Fiscal 2017 por parte del respectivo pliego, para el mismo proyecto de inversión o para las mismas acciones de mantenimiento, según corresponda.

La presente disposición entra en vigencia al día siguiente de la publicación de la presente Ley.

DÉCIMA NOVENA. Autorízase al pliego Ministerio de Cultura, durante el Año Fiscal 2017, para incorporar y utilizar los saldos de balance del Año Fiscal 2016 provenientes del Programa Qhapaq Ñan, a que se refiere la Ley 28260, Ley que otorga fuerza de ley al Decreto Supremo 031-2001-ED, hasta por el monto de S/ 30 000 000,00 (TREINTA MILLONES Y 00/100 SOLES), para la atención de gastos de funcionamiento y operatividad de la administración general, direcciones desconcentradas y museos a nivel nacional, implementación de los puntos de cultura, difusión de las presentaciones de los elencos nacionales, protección de reservas territoriales, la ejecución de actividades en la zona del Valle de los Ríos Apurímac, Ene y Mantaro (VRAEM) a cargo del Ministerio de Cultura, así como para el financiamiento de las intervenciones en bienes inmuebles de propiedad privada declarados como patrimonio cultural de la nación y/o que tengan la categoría de condición cultural a las que se refiere la Cuadragésima Novena Disposición Complementaria Final de la Ley 30372.

VIGÉSIMA. Autorízase a los gobiernos regionales, gobiernos locales y universidades públicas, para utilizar hasta un 20% (veinte por ciento) de los recursos provenientes del canon, sobrecanon y regalía minera, así como de los saldos de balance generados por dichos conceptos, para ser destinado a acciones de mantenimiento y saneamiento básico. Para tal efecto, las entidades quedan exoneradas de lo dispuesto en el literal c) del numeral 41.1 del artículo 41 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

Los gobiernos regionales o los gobiernos locales que tengan autorización legal expresa respecto al uso de los recursos provenientes del canon, sobrecanon y regalía minera, en porcentaje mayor a lo establecido en el presente artículo, se rigen por lo establecido en dicha autorización.

VIGÉSIMA PRIMERA. Autorízase a las entidades del Gobierno Nacional, para que en el marco de sus competencias compartidas con los gobiernos regionales y gobiernos locales, puedan pagar los viáticos y pasajes de los funcionarios y servidores contratados bajo el régimen del Decreto Legislativo 276 y Decreto Legislativo 728, el personal contratado bajo el régimen laboral especial del Decreto Legislativo 1057, así como al personal que se encuentre bajo el régimen de la Ley del Servicio Civil regulado por la Ley 30057, de los gobiernos regionales y/o gobiernos locales, con el fin de brindar apoyo técnico en la implementación de las políticas nacionales y sectoriales y evaluar el cumplimiento de las funciones descentralizadas.

Asimismo, autorízase al Ministerio de Educación y a los gobiernos regionales, con cargo a su presupuesto institucional, a financiar el pago de pasajes y viáticos de los participantes en los concursos, eventos y actividades de formación y capacitación que el Sector Educación organice y ejecute, según corresponda, los mismos que deberán ser autorizados mediante resolución del Ministerio de Educación que establezca los eventos a realizarse durante el 2017, así como la condición y cantidad de participantes por cada evento.

Los viáticos que se otorguen en el marco de lo establecido en la presente disposición se sujetan a los montos aprobados para los viáticos por viajes a nivel nacional en comisiones de servicios mediante Decreto Supremo 007-2013-EF.

VIGÉSIMA SEGUNDA. Autorízase a las entidades del Gobierno Nacional, durante el Año Fiscal 2017, la realización, de manera excepcional, de transferencias financieras para cubrir los costos realizados por las entidades públicas con las cuales suscriban convenios de colaboración interinstitucional, en el marco de lo establecido en la Ley 27444, Ley del Procedimiento Administrativo General, para los procesos de formación, capacitación y evaluación en materia educativa, y de capacitación en competencias básicas y transversales para el empleo.

Las transferencias financieras autorizadas en el párrafo precedente se aprueban mediante resolución del titular del pliego, previo informe favorable de la oficina de presupuesto o la que haga sus veces en la entidad del Gobierno Nacional que transfiere los recursos. La resolución del titular del pliego se publica en el diario oficial El Peruano.

La entidad del Gobierno Nacional es responsable del monitoreo, seguimiento y cumplimiento de los fines y metas para los cuales les fueron entregados los recursos. Los recursos públicos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autorizó su transferencia conforme a la presente disposición.

VIGÉSIMA TERCERA. Para la emisión del decreto supremo a que hace referencia el último párrafo del artículo 52 de la Ley 30057, Ley del Servicio Civil, la entidad respectiva debe contar con el Cuadro de Puestos de la Entidad – CPE aprobado. Para dicho efecto, las entidades quedan exoneradas de lo establecido en los artículos 6 y 9 de la presente Ley y en lo establecido en las prohibiciones contenidas en la Ley 28212, y sus modificatorias.

VIGÉSIMA CUARTA. Dispónese que en el Presupuesto del Sector Público para el Año Fiscal 2017, en el pliego Ministerio de Educación, se ha incluido la suma de hasta S/ 600 000 000,00 (SEISCIENTOS MILLONES Y 00/100 SOLES), con cargo a los recursos del "Fondo para el desarrollo de los XVIII Juegos Panamericanos del año 2019 y los VI Juegos Parapanamericanos", creado mediante el artículo 3 de la Ley 30458, Ley que regula diversas medidas para financiar la ejecución de Proyectos de Inversión Pública en apoyo de Gobiernos Regionales y Locales, los Juegos Panamericanos y Parapanamericanos y la ocurrencia de desastres naturales, para los fines de dicho Fondo.

Los recursos a los que se refiere la presente disposición se transfieren a los pliegos respectivos mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Educación, a propuesta de este último, en la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito. En el caso de pliegos del gobierno regional y gobierno local, el decreto supremo es refrendado por el ministro de Economía y Finanzas, el presidente del Consejo de Ministros y el ministro de Educación, a propuesta de este último.

VIGÉSIMA QUINTA. Dispónese, que en el Presupuesto del Sector Público para el Año Fiscal 2017, en los pliegos del Gobierno Nacional, gobiernos regionales y gobiernos locales comprendidos en el Anexo 2: "Financiamiento de continuidad de proyectos de inversión pública para el Año Fiscal 2017" a los que se refiere el artículo 2 de la Ley 30458, Ley que regula diversas medidas para financiar la ejecución de Proyectos de Inversión Pública en apoyo de Gobiernos Regionales y Locales, los Juegos Panamericanos y Parapanamericanos y la ocurrencia de desastres naturales, se ha incluido la suma de hasta S/ 1 002 279 128,00 (MIL DOS MILLONES DOSCIENTOS SETENTA Y NUEVE MIL CIENTO VEINTIOCHO Y 00/100 SOLES), con cargo a los recursos del "Fondo para proyectos de inversión pública", creado mediante el artículo 2 de la Ley 30458, para los fines de dicho Fondo.

VIGÉSIMA SEXTA. Exceptúase al Organismo Supervisor de Inversión Privada en Telecomunicaciones (OSIPTEL), al Organismo Supervisor de las Contrataciones del Estado (OSCE), al Instituto Nacional de Defensa de la Competencia y de la Protección de la Propiedad Intelectual (INDECOPI), a la Superintendencia Nacional de Servicios de Saneamiento (SUNASS), al Organismo Supervisor de la Inversión en Infraestructura en Transporte de Uso Público (OSITRAN) y al Fondo de Inversión en Telecomunicaciones (FITEL), para el Año Fiscal 2017, de lo establecido por el artículo 73 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

VIGÉSIMA SÉTIMA. Autorízase, por única vez, en el Año Fiscal 2017, al pliego Ministerio de Relaciones Exteriores para otorgar un aporte voluntario, por un monto de hasta S/ 368 000,00 (TRESCIENTOS SESENTA Y OCHO MIL Y 00/100 SOLES), a favor de la Organización Internacional denominada Foro de Cooperación América Latina – Asia del Este (FOCALAE), de la que el Perú es miembro, destinado a constituir un Fondo Común de dicha entidad para la cogestión de proyectos concursables de interesados peruanos con contrapartes de países asiáticos, conforme los procedimientos vigentes para aplicar a dicha financiación de proyectos en dicho Foro.

El Ministerio de Relaciones Exteriores es responsable del monitoreo, seguimiento, lo que incluye el monitoreo financiero de los recursos otorgados, y del cumplimiento de los fines y metas para los cuales fueron entregados los recursos públicos.

La presente disposición se financia con cargo al presupuesto institucional del pliego Ministerio de Relaciones Exteriores, sin demandar recursos adicionales al Tesoro Público.

VIGÉSIMA OCTAVA. Reactívase la Comisión Especial creada por la Nonagésima Segunda Disposición Complementaria Final de la Ley 30372, a fin de continuar con el proceso de evaluación y cuantificación correspondiente a la devolución de los montos que los pliegos presupuestarios hubieren descontado respecto a la bonificación a que se refiere el artículo 2 del Decreto de Urgencia 037-94, a que se refiere la citada disposición complementaria final de la Ley 30372, Ley de Presupuesto del Sector Público para el Año Fiscal 2016.

Para tal efecto, se autoriza al Ministerio de Economía y Finanzas para realizar modificaciones presupuestarias en el nivel funcional programático en el marco de lo establecido en el artículo 45 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto, hasta por la suma de S/ 85 000 000,00 (OCHENTA Y CINCO MILLONES Y 00/100 SOLES). Asimismo, el Ministerio de Economía y Finanzas queda autorizado a realizar transferencias financieras a favor del Fondo creado mediante la nonagésima segunda disposición complementaria final de la Ley 30372, Ley de Presupuesto del Sector Público para el Año Fiscal 2016.

Los recursos del Fondo comprendidos en la presente disposición, mantienen las características y condiciones establecidas en la nonagésima segunda disposición complementaria final de la Ley 30372. Asimismo, la Comisión Especial que se reactiva en el marco de la presente disposición, mantiene la conformación, atribuciones y competencias previstas en la referida disposición complementaria final. Mediante decreto supremo se establecerá la vigencia de la misma, así como las normas necesarias para el cumplimiento de su finalidad.

La presente disposición comprende los trabajadores contratados bajo el régimen del Decreto Legislativo 276 de las instituciones a que se refiere el Decreto Supremo 004-2010-MIMDES. Para efectos del pago de estos trabajadores, dispónese que los recursos sean incorporados en el presupuesto institucional del pliego gobierno local o del Ministerio de la Mujer y Poblaciones Vulnerables, según corresponda, a efectos de su posterior transferencia financiera a las citadas instituciones, resultando aplicable lo establecido en los numerales 15.2 y 15.3 del artículo 15 de la presente Ley.

VIGÉSIMA NOVENA. Autorízase para realizar modificaciones presupuestarias a nivel institucional en favor del Registro Nacional de Identificación y Estado

Civil (RENIEC), hasta por el monto de S/ 22 000 000,00 (VEINTIDÓS MILLONES Y 00/100 SOLES), con cargo a los recursos a los que hace referencia el artículo 44 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto, en el marco del Programa Presupuestal 079: Acceso de la Población a la Identidad a cargo del RENIEC, previo cumplimiento de las acciones que debe efectuar el RENIEC, las que se establecen mediante decreto supremo refrendado por el Ministro de Desarrollo e Inclusión Social. Dichas modificaciones presupuestarias se realizan hasta el primer trimestre del Año Fiscal 2017.

Para ello, el Ministerio de Desarrollo e Inclusión Social, sobre la información remitida por el RENIEC, debe enviar un informe al Ministerio de Economía y Finanzas en el que se validen las acciones realizadas por el RENIEC en el marco de lo establecido en la presente disposición y el monto correspondiente a ser transferido.

Mediante decreto supremo refrendado por el ministro de Desarrollo e Inclusión Social, se aprueban las disposiciones complementarias para la aplicación de la presente disposición, las que incluyen las acciones que debe realizar el RENIEC en el marco de la presente disposición.

La presente disposición entra en vigencia al día siguiente de la publicación de la presente Ley.

TRIGÉSIMA. Autorízase, durante el Año Fiscal 2017, al Ministerio de Economía y Finanzas para realizar los aportes que se requieran para los fines de implementación y cumplimiento de las actividades relacionadas con la participación y acceso del Perú a la Organización para la Cooperación y el Desarrollo Económico (OCDE), incluida la participación del Perú en el Programa Regional para América Latina y el Caribe.

Asimismo, autorízase, durante el Año Fiscal 2017, a las entidades del Gobierno Nacional para realizar aportes de similar naturaleza a los señalados en el párrafo precedente, para lo cual deben contar previamente con la opinión favorable del Ministerio de Economía y Finanzas, a través de la Dirección General de Asuntos de Economía Internacional, Competencia y Productividad.

Lo establecido en la presente disposición se financia con cargo al presupuesto institucional de las entidades respectivas, sin demandar recursos adicionales al Tesoro Público.

TRIGÉSIMA PRIMERA. Autorízase al pliego Superintendencia Nacional de Aduanas y de Administración Tributaria (SUNAT) para aprobar transferencias financieras, en aplicación de lo dispuesto por el numeral 3.2 del artículo 3 del Decreto Legislativo 1183, que aprueba la Ley que establece las competencias para la implementación y gestión de los Centros de Atención en Frontera, a favor del pliego Ministerio de Relaciones Exteriores para el financiamiento de los proyectos de inversión para la implementación de los Centros de Atención en Frontera.

Los términos y condiciones de la transferencia financiera se establecen en los convenios que para el efecto suscriban el Ministerio de Relaciones Exteriores y la SUNAT.

Dicha transferencia financiera se realiza mediante resolución del titular del pliego SUNAT, previo informe favorable de la Oficina de Presupuesto o la que haga sus veces en dicho pliego. La resolución del titular del pliego se publica en el diario oficial El Peruano.

Los recursos transferidos se incorporan en el presupuesto institucional del pliego Ministerio de Relaciones Exteriores, conforme a lo establecido en el artículo 42 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

Los recursos públicos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autorizó su transferencia conforme a la presente disposición.

La aplicación de la presente disposición se financia con cargo al presupuesto institucional del pliego SUNAT, sin demandar recursos adicionales al Tesoro Público.

TRIGÉSIMA SEGUNDA. Créase el "Fondo para el financiamiento de proyectos de inversión pública en materia agua, saneamiento y salud", a cargo del Ministerio de Vivienda, Construcción y Saneamiento, para el financiamiento de proyectos de inversión pública en materia de agua, saneamiento y salud, de las entidades del Gobierno Nacional, los gobiernos regionales y los gobiernos locales. Dicho Fondo se constituye con cargo a los recursos que se obtengan de la colocación de bonos soberanos, hasta por la suma de S/ 2 000 000 000,00 (DOS MIL MILLONES Y 00/100 SOLES).

Para tal efecto, el Ministerio de Vivienda, Construcción y Saneamiento queda autorizado para realizar transferencias financieras a favor del "Fondo para el financiamiento de proyectos de inversión pública en materia agua, saneamiento y salud", con cargo a los recursos de su presupuesto institucional y sin demandar recursos adicionales al Tesoro Público, hasta por la suma de S/ 2 000 000 000,00 (DOS MIL MILLONES Y 00/100 SOLES). Dichas transferencias se aprueban mediante resolución del titular, en un plazo máximo de 30 (treinta) días calendario contados desde la entrada en vigencia de la presente Ley, y la mencionada resolución se publica en el diario oficial El Peruano. Las referidas transferencias se depositan en la cuenta que determine la Dirección General de Endeudamiento y Tesoro Público del Ministerio de Economía y Finanzas.

Los recursos del Fondo creado mediante la presente disposición se incorporan en los pliegos respectivos, en la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito, mediante decreto supremo refrendado por el ministro de Economía y Finanzas, el ministro del sector respectivo, en los casos que corresponda, y el ministro de Vivienda, Construcción y Saneamiento, a propuesta de este último. En el caso de pliegos del gobierno regional y gobierno local, el decreto supremo es refrendado por el ministro de Economía y Finanzas, el presidente del Consejo de Ministros, y el ministro de Vivienda, Construcción y Saneamiento, a propuesta de este último.

Mediante decreto supremo refrendado por el ministro de Economía y Finanzas, el ministro de Salud y el ministro de Vivienda, Construcción y Saneamiento, a propuesta de este último, se aprueban las disposiciones reglamentarias o complementarias para regular la gestión de los recursos del Fondo creado mediante el presente artículo, incluyendo los procedimientos y condiciones para su uso y para la selección de los proyectos de inversión pública materia de financiamiento.

TRIGÉSIMA TERCERA. Para fomentar el registro de la ejecución del gasto en el marco del Sistema de Administración Financiera del Sector Público, dispónese que, durante el Año Fiscal 2017, el Ministerio de Economía y Finanzas, a través de la Dirección General de Contabilidad Pública, coordina con los organismos públicos descentralizados de los gobiernos regionales y de los gobiernos locales, para efectos que se lleve a cabo los procesos y toda acción conducente a la incorporación progresiva de dichos organismos en el Sistema Integrado de Administración Financiera del Sector Público (SIAF - SP), a partir del año 2018; así como también su adecuación a todas las disposiciones que regulan la Administración Financiera del Sector Público, conforme a la Ley 28112, Ley Marco de la Administración Financiera del Sector Público.

TRIGÉSIMA CUARTA. En el marco de lo dispuesto en el primer párrafo de la Trigésima Novena Disposición Complementaria Final de la Ley 30372, durante el Año Fiscal 2017, autorízase al Ministerio de Desarrollo e Inclusión Social para realizar modificaciones presupuestarias en el nivel institucional hasta por la suma de S/ 25 000 000,00 (VEINTICINCO MILLONES Y 00/100 SOLES), a favor de las entidades del Gobierno Nacional y gobiernos regionales para financiar la Estrategia de Acción Social con Sostenibilidad, la cual incluye la operación y mantenimiento de las Plataformas Itinerantes de Acción Social – PIAS. Dichas modificaciones presupuestarias se aprueban mediante decreto supremo, refrendado por el ministro de Economía y Finanzas y el ministro de Desarrollo e Inclusión Social, a propuesta de este último. Los recursos a que se refiere la presente disposición no pueden ser destinados a fines distintos a los autorizados, bajo responsabilidad del titular de la entidad del Gobierno Nacional y de los gobiernos regionales.

Mediante decreto supremo refrendado por el Ministro de Desarrollo e Inclusión Social, se aprueban las disposiciones complementarias para la aplicación de la presente disposición, las que incluyen las acciones que deben realizar las entidades del Gobierno Nacional y gobiernos regionales en el marco de la presente disposición y el monto correspondiente a ser transferido.

TRIGÉSIMA QUINTA. Autorízase al Ministerio de Educación para suscribir convenios de colaboración interinstitucional en el marco de la Ley 27444, Ley del Procedimiento Administrativo General, con el Instituto Nacional de Estadística e Informática, a fin de implementar las evaluaciones establecidas en la Ley 29944, Ley de Reforma Magisterial y las evaluaciones de logros de aprendizajes de los estudiantes de Educación Básica. Los costos realizados por el Instituto Nacional de Estadística e Informática en el marco de los convenios que suscriba con el Ministerio de Educación, se financian con cargo a los recursos que para tal efecto se aprueben a favor del Instituto Nacional de Estadística e Informática hasta por el monto de S/ 185 000 000,00 (CIENTO OCHENTA Y CINCO MILLONES Y 00/100 SOLES), conforme a lo dispuesto en el artículo 45 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

Asimismo, el Ministerio de Educación queda autorizado para realizar transferencias financieras con cargo a su presupuesto institucional a favor del Instituto Nacional de Estadística e Informática, mediante resolución de su titular, para cubrir los gastos requeridos en cumplimiento de los convenios a que se refiere la presente disposición, previo informe favorable de la Oficina de Presupuesto o la que haga sus veces en dicho pliego. La resolución del Titular del pliego Ministerio de Educación se publica en el diario oficial El Peruano.

El Instituto Nacional de Estadística e Informática informa al Ministerio de Educación sobre el cumplimiento de los objetivos y metas establecidos en el convenio respectivo, lo que incluye la ejecución de los recursos que le fueron transferidos para dicho fin, los cuales deben ser destinados solo a los fines establecidos en la presente disposición.

TRIGÉSIMA SEXTA. Autorízase, excepcionalmente, al Programa Nacional de Alimentación Escolar Qali Warma, adscrito al Ministerio de Desarrollo e Inclusión Social, para emitir una constancia de previsión de recursos previo a la aprobación de las bases de los procesos de compra en el Año Fiscal 2016, cuya prestación del servicio se lleve a cabo en el año 2017 y que cuente con el financiamiento previsto en el proyecto de Ley de Presupuesto del Sector Público correspondiente a dicho Año Fiscal, presentado por el Poder Ejecutivo al Congreso de la República, conforme a lo establecido por el artículo 78 de la Constitución Política del Perú, de acuerdo a lo siguiente:

a) Previo a la aprobación de las bases de los procesos de compras, que es conducida por el Comité de Compras, de acuerdo al Modelo de Cogestión, la Oficina de Presupuesto del Programa Nacional de Alimentación Escolar Qali Warma, otorga una constancia respecto a la previsión de recursos correspondientes al valor referencial de dicha convocatoria. La citada constancia debe señalar el monto de los recursos programados para tal efecto en el proyecto de Ley de Presupuesto del Sector Público correspondiente al Año Fiscal 2017, las metas previstas y la fuente de financiamiento con cargo a la cual se atenderá su financiamiento.

b) Previo a la firma del contrato por parte del Comité de Compras, se debe contar con la certificación de crédito presupuestario emitida por la oficina de presupuesto de la entidad o la que haga sus veces, sobre la existencia de crédito presupuestario suficiente, orientado a la ejecución del gasto en el Año Fiscal 2017, bajo responsabilidad del titular del referido programa.

La presente disposición entra en vigencia a partir del día siguiente de la publicación de la presente Ley.

TRIGÉSIMA SÉTIMA. Autorízase, excepcionalmente, durante el Año Fiscal 2017, al Ministerio del Ambiente, para otorgar subvenciones a favor de unidades productivas seleccionadas, en el marco de las Convocatorias de Planes Econegocios del Programa de Inversión Pública para el Fortalecimiento de la Gestión Ambiental y Social de los Impactos Indirectos del Corredor Vial Interoceánico Sur - II Etapa (PGAS CVIS 2), a cargo de la Unidad Ejecutora 004: Gestión de los Recursos Naturales del Ministerio del Ambiente.

Dichas subvenciones se aprueban mediante resolución del titular del pliego Ministerio del Ambiente, previa suscripción de convenio y requiriéndose el informe favorable previo de su oficina de presupuesto o la que haga sus veces. La resolución del titular del pliego se publica en el diario oficial El Peruano.

El Ministerio del Ambiente es responsable del monitoreo, seguimiento, lo que incluye el monitoreo financiero de los recursos otorgados, y del cumplimiento de los fines y metas para los cuales fueron entregados los recursos públicos. Dichos recursos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autorizó su otorgamiento conforme a la presente disposición. Asimismo, el Ministerio del Ambiente, mediante resolución de su titular, debe establecer los mecanismos para la rendición de cuentas de los recursos otorgados mediante subvenciones a las personas jurídicas privadas, así como para la evaluación por parte de dicho Ministerio de los resultados alcanzados y los beneficios generados por el otorgamiento de las subvenciones autorizadas en el marco de lo establecido por la presente disposición.

La aplicación de lo establecido en la presente disposición se financia con cargo al presupuesto institucional del Ministerio del Ambiente, en el marco del Programa de Inversión Pública para el Fortalecimiento de la Gestión Ambiental y Social de los Impactos Indirectos del Corredor Vial Interoceánico Sur - II Etapa (PGAS CVIS 2), sin demandar recursos adicionales al Tesoro Público.

TRIGÉSIMA OCTAVA. Incorpórase al Instituto Geofísico del Perú (IGP) y a las entidades públicas beneficiarias del Fondo Nacional de Desarrollo Científico, Tecnológico y de Investigación Tecnológica (FONDECYT), durante el Año Fiscal 2017, dentro de los alcances de lo establecido en el primer párrafo de la Quincuagésima Cuarta Disposición Complementaria Final de la Ley 30372, Ley de Presupuesto del Sector Público para el Año Fiscal 2016, lo cual se financia con cargo al presupuesto institucional del pliego IGP y de los recursos que las entidades reciben del FONDECYT, respectivamente, sin demandar recursos adicionales al Tesoro Público.

Asimismo, dispónese que, durante el Año Fiscal 2017, la autorización de gasto prevista en la referida disposición final, para el Programa Nacional de Innovación para la Competitividad y Productividad del Ministerio de la Producción, comprende además actividades de promoción de desarrollo productivo, emprendimiento y la innovación.

TRIGÉSIMA NOVENA. Con la finalidad de contribuir al incremento de la productividad, a través del impulso al desarrollo productivo y del emprendimiento y la innovación, autorízase, durante el Año Fiscal 2017, al Ministerio de la Producción, a través del Programa Nacional de Innovación para la Competitividad y Productividad, para efectuar transferencias financieras a favor de entidades públicas del Gobierno Nacional, gobiernos regionales y gobiernos locales, y otorgar subvenciones a favor de los beneficiarios definidos en el marco de las normas que regulan los fondos que administra el citado Programa, y con cargo a su presupuesto, con la finalidad de contribuir al incremento de la productividad, a través del impulso al desarrollo productivo y del emprendimiento y la innovación.

Las transferencias financieras y las subvenciones mencionadas a las que se refiere la presente disposición se aprueban mediante resolución del titular del pliego Ministerio de la Producción, previa suscripción de convenio o contrato de recursos no reembolsables, según corresponda, y requiriéndose el informe favorable previo de su oficina de presupuesto o la que haga sus veces.

Dicha resolución del titular del pliego se publica en el diario oficial El Peruano.

El Ministerio de la Producción es responsable del monitoreo, seguimiento y cumplimiento de los fines y metas para los cuales fueron entregados los recursos públicos. Dichos recursos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autorizó su transferencia u otorgamiento, según corresponda, conforme a la presente disposición. Asimismo, el Ministerio de la Producción, mediante resolución de su titular, debe establecer los mecanismos para la rendición de cuentas de los recursos otorgados mediante subvenciones a las personas naturales y personas jurídicas privadas, así como para la evaluación por parte del Ministerio de la Producción de los resultados alcanzados y los beneficios generados por el otorgamiento de las subvenciones autorizadas en el marco de lo establecido por la presente disposición.

CUADRAGÉSIMA. Durante el Año Fiscal 2017, facúltase a las entidades del Gobierno Nacional, gobiernos regionales y gobiernos locales, para el desarrollo de los fines que por ley les corresponde en materia de innovación, adopción y absorción tecnológica, aseguramiento de la calidad (certificaciones y reglamentos técnicos), fortalecimiento de capacidades de generación y asimilación de conocimientos tecnológicos, capacidades productivas y de gestión empresarial, para transferir recursos a favor del Programa Nacional de Innovación para la Competitividad y Productividad del Ministerio de la Producción.

Para el caso de las entidades del Gobierno Nacional dichas transferencias se realizan bajo la modalidad de modificaciones presupuestarias en el nivel institucional, las que se aprueban mediante decreto supremo refrendado por el ministro de la Producción y el ministro de Economía y Finanzas, a propuesta del titular del pliego que transfiere el recurso. Para el caso de las entidades del Poder Ejecutivo, dicho decreto supremo debe ser refrendado, además, por el ministro del Sector al que pertenezca la entidad que transfiere los recursos.

Para el caso de los gobiernos regionales y gobiernos locales, las transferencias de recursos se efectúan a través de transferencias financieras, las que se aprueban mediante acuerdo de Consejo Regional o Concejo Municipal, respectivamente. El acuerdo del Consejo Regional se publica en el diario oficial El Peruano, y el acuerdo del Concejo Municipal se publica en su página web.

Las modificaciones presupuestarias en el nivel institucional, así como las transferencias financieras autorizadas por la presente disposición, se aprueban previa suscripción de convenio y requiriéndose el informe favorable previo de la oficina de presupuesto o la que haga sus veces del pliego que transfiere el recurso. Cada pliego presupuestario que efectúa modificaciones presupuestarias en el nivel institucional o transferencias financieras, según corresponda, es responsable de la verificación y seguimiento, lo que incluye el monitoreo financiero de los recursos transferidos; y del cumplimiento de las acciones contenidas en el convenio, para lo cual realiza el monitoreo correspondiente.

Asimismo, la aplicación de lo establecido en esta disposición se financia con cargo al presupuesto institucional de las entidades del Gobierno Nacional, gobiernos regionales y gobiernos locales, sin demandar recursos adicionales al Tesoro Público, conforme a sus competencias y en el marco de las Leyes Anuales de Presupuesto.

CUADRAGÉSIMA PRIMERA. Autorízase, durante el Año Fiscal 2017, al Ministerio de Energía y Minas para efectuar transferencias financieras con cargo a los recursos de su presupuesto institucional, pudiendo incluir saldos de balance por la fuente de financiamiento Recursos Directamente Recaudados que dicho ministerio previamente incorpora en su presupuesto institucional, correspondiente a la Unidad Ejecutora 005 Dirección General de Electrificación Rural (DGER), a favor de las empresas concesionarias de distribución eléctrica vinculadas al ámbito del Fondo Nacional de Financiamiento de la Actividad Empresarial del Estado – FONAFE, y de la empresa de Administración de Infraestructura Eléctrica S.A. – ADINELSA, en el marco de lo establecido en el artículo 9 de la Ley 28749, Ley General de Electrificación Rural, y su reglamento.

Las referidas transferencias financieras se autorizan mediante resolución del titular del pliego, que se publica en el diario oficial El Peruano, previa suscripción de convenios, celebrados entre el Ministerio de Energía y Minas y las empresas involucradas, quedando prohibido bajo responsabilidad, destinar los recursos autorizados por la presente disposición a fines distintos para los cuales son transferidos.

Las citadas empresas, que reciben las transferencias financieras en el marco de lo establecido en la presente disposición, informan al Ministerio de Energía y Minas los avances físicos y financieros de la ejecución de dichos recursos, con relación a su cronograma de ejecución y a las disposiciones contenidas en los convenios y/o adendas correspondientes.

CUADRAGÉSIMA SEGUNDA. Autorízase, durante el Año Fiscal 2017, al Ministerio de Energía y Minas, con cargo a los recursos de su presupuesto institucional, pudiendo incluir saldos de balance que dicho Ministerio previamente incorpora en su presupuesto institucional, para efectuar las siguientes transferencias financieras:

a) A favor de los gobiernos regionales, cuyos recursos son destinados a financiar exclusivamente, a las direcciones o gerencias regionales de Energía y Minas de dichos gobiernos regionales con el objeto de financiar el fortalecimiento de la capacidad de gestión regional en el ejercicio de las funciones en materia minero energética, así como para la compra de equipos de medición, monitoreo y fiscalización, en el marco del proceso de descentralización, hasta por el monto de S/ 5 000 000,00 (CINCO MILLONES Y 00/100 SOLES).
b) A favor de los gobiernos regionales con el objeto de continuar la formalización de la actividad minera a pequeña escala.
c) A favor del Instituto Peruano de Energía Nuclear (IPEN) hasta por el monto de S/ 23 832 020,00 (VEINTITRÉS MILLONES OCHOCIENTOS TREINTA Y DOS MIL VEINTE Y 00/100 SOLES), que se destinan para:

    i. El pago del seguro de riesgo nuclear y al Organismo Internacional de Energía Atómica (OIEA), mejora de la fiscalización en cumplimiento de la Ley 28028, de regulación de las aplicaciones nucleares, fortalecimiento de los sistemas de vigilancia en protección radiológica y sistema de seguridad y salud en el trabajo, fortalecimiento del sistema de seguridad de las instalaciones en área de las 16 hectáreas del Centro Nuclear y Migración de los Sistemas de información y habilitación del repositorio científico tecnológico para soportar políticas de gobierno electrónico, hasta por la suma de S/ 8 185 558,00 (OCHO MILLONES CIENTO OCHENTA Y CINCO MIL QUINIENTOS CINCUENTA Y OCHO Y 00/100 SOLES).
    ii. El reemplazo de equipos y sistemas para garantizar la continuidad de la producción de radiofármacos en la planta de producción, el funcionamiento de laboratorios y actividades especializadas, hasta por el monto de S/ 4 032 082,00 (CUATRO MILLONES TREINTA Y DOS MIL OCHENTA Y DOS Y 00/100 SOLES).
    iii. La repotenciación de los sistemas de operación del RP-10 para extensión de la vida útil, y de las instalaciones de apoyo al RP-10 y actividades especializadas, hasta por la suma de S/ 10 114 380,00 (DIEZ MILLONES CIENTO CATORCE MIL TRESCIENTOS OCHENTA Y 00/100 SOLES).

iv. La elaboración de los estudios de preinversión y expediente técnico del proyecto de inversión "Instalación del servicio de irradiación agroindustrial para el tratamiento post cosecha", hasta por la suma de S/ 1 500 000,00 (UN MILLÓN QUINIENTOS MIL Y 00/100 SOLES).

d) A favor del Ministerio de Cultura para financiar los gastos que irrogan las actividades para la identificación de pueblos indígenas y sus organizaciones territoriales en ámbitos de su interés y su acompañamiento técnico en los procesos de consulta previa a los pueblos indígenas u originarios, todo ello de conformidad con la Ley 29785 y en el marco de las funciones y competencias del Ministerio de Cultura.
e) A favor de la Empresa Activos Mineros SAC, para ser destinados a financiar estudios de preinversión, ejecución de proyectos de inversión, postcierre, trabajos complementarios, de mantenimiento, reparaciones, entre otros, relacionados con la remediación de pasivos ambientales.
f) A favor del Servicio Nacional de Meteorología e Hidrología del Perú (SENAMHI), como aporte institucional para la implementación de estaciones hidrométricas a fin de promover la inversión en centrales hidroeléctricas, hasta por el monto de S/ 700 000,00 (SETECIENTOS MIL Y 00/100 SOLES).

Las referidas transferencias financieras se autorizan mediante resolución del titular del pliego, la que se publica en el diario oficial El Peruano, previa suscripción de convenios, celebrados entre el Ministerio de Energía y Minas y las entidades públicas o gobiernos regionales correspondientes, quedando prohibido, bajo responsabilidad, destinar los recursos autorizados por la presente disposición a fines distintos para los cuales son transferidos. Dichas transferencias financieras se financian con cargo a los recursos del presupuesto institucional del pliego Ministerio de Energía y Minas, por la fuente de financiamiento Recursos Directamente Recaudados, y/o el saldo de balance correspondiente a los recursos de la Unidad Ejecutora 001 Ministerio de Energía y Minas – Central.

Las entidades que reciben las transferencias financieras en el marco de lo establecido en la presente disposición, informan al Ministerio de Energía y Minas los avances físicos y financieros de la ejecución de dichos recursos, con relación a su cronograma de ejecución y/o las disposiciones contenidas en los convenios y/o adendas correspondientes.

CUADRAGÉSIMA TERCERA. Dispónese, durante el Año Fiscal 2017, que se depositen hasta la suma de S/ 50 000 000,00 (CINCUENTA MILLONES Y 00/100 SOLES) a la cuenta del "Fondo para intervenciones ante la ocurrencia de desastres naturales", creado por el artículo 4 de la Ley 30458, Ley que regula diversas medidas para financiar la ejecución de Proyectos de Inversión Pública en apoyo de Gobiernos Regionales y Locales, los Juegos Panamericanos y Parapanamericanos y la ocurrencia de desastres naturales. Dichos recursos se destinan a financiar actividades para la mitigación, capacidad de respuesta, y rehabilitación ante la ocurrencia de fenómenos naturales.

A efectos de lo establecido en el párrafo precedente, se autoriza al Ministerio de Economía y Finanzas, con cargo a los recursos a los que se refiere el artículo 44 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto, para realizar modificaciones presupuestarias en el nivel funcional programático en el marco de lo establecido en el artículo 45 de la mencionada Ley.

Asimismo, el Ministerio de Economía y Finanzas queda autorizado para realizar transferencias financieras a favor del "Fondo para intervenciones ante la ocurrencia de desastres naturales", con cargo a los recursos habilitados en el marco del párrafo precedente. Dichas transferencias se aprueban mediante resolución del titular, la cual se publica en el diario oficial El Peruano.

Los recursos a los que se refiere la presente disposición se incorporan en los pliegos respectivos, en la fuente de financiamiento Recursos Ordinarios, utilizando el mecanismo establecido en el numeral 4.3 del artículo 4 de la Ley 30458. Asimismo, dichos recursos se ejecutan bajo las mismas formalidades y procedimientos aprobados en la normatividad vigente para el "Fondo para intervenciones ante la ocurrencia de desastres naturales", en lo que les fuera aplicable.

CUADRAGÉSIMA CUARTA. Autorízase excepcionalmente, durante el Año Fiscal 2017, al Ministerio de Transportes y Comunicaciones (MTC) para aprobar transferencias financieras a favor del Organismo Supervisor de Inversión Privada en Telecomunicaciones (OSIPTEL), para el financiamiento del diseño, desarrollo, implementación y operatividad de la plataforma tecnológica que se requiere para constituir el Registro Nacional de Terminales de Telefonía Celular.

Dicha transferencia financiera se realiza mediante resolución del titular del pliego MTC, previo informe favorable de la Oficina de Presupuesto o la que haga sus veces en dicho pliego. La resolución del titular del pliego se publica en el diario oficial El Peruano.

Los recursos transferidos se incorporan en el presupuesto institucional del pliego OSIPTEL, conforme a lo establecido en el artículo 42 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

Los recursos públicos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autorizó su transferencia conforme a la presente disposición.

La aplicación de la presente disposición se financia con cargo al presupuesto institucional del pliego MTC, sin demandar recursos adicionales al Tesoro Público.

CUADRAGÉSIMA QUINTA. Autorízase, durante el Año Fiscal 2017, al Ministerio del Interior para que los recursos generados por la imposición de papeletas por infracciones al Reglamento Nacional de Tránsito provenientes de los convenios suscritos o de los que se suscriban en adelante entre las municipalidades y la Policía Nacional del Perú, se incorporen al presupuesto de dicho pliego para ser destinados a la adquisición de bienes y/o servicios y adquisición de activos no financieros, así como la ejecución de proyectos de inversión, a fin de coadyuvar en la mejora de la prestación del servicio por parte de las unidades de tránsito, y campañas de prevención de infracciones al Reglamento Nacional de Tránsito.

Dichos recursos públicos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autoriza en la presente disposición.

CUADRAGÉSIMA SEXTA. Autorízase al Ministerio de Economía y Finanzas para establecer el nuevo monto de la Escala Base del Incentivo Único, mediante decreto supremo refrendado por el Ministro de Economía y Finanzas, a propuesta de la Dirección General de Gestión de Recursos Públicos en coordinación con la Dirección General de Presupuesto Público del Ministerio de Economía y Finanzas, así como a dictar las disposiciones complementarias que resulten necesarias.

Para efecto de lo dispuesto en la presente disposición, la Dirección General de Gestión de Recursos Públicos del Ministerio de Economía y Finanzas emite la respectiva resolución directoral por cada unidad ejecutora, tomando en cuenta los nuevos montos de la escala base, determinando el monto y la escala de Incentivo Único resultante de la implementación de la presente disposición y procede al registro de las mismas en el Aplicativo Informático para el Registro Centralizado de Planillas y de Datos de los Recursos Humanos del sector Público.

La presente disposición queda exonerada de las prohibiciones establecidas en el literal a.5 de la Octava Disposición Transitoria del Texto Único Ordenado de la Ley 28411, Ley General del Sistema Nacional de Presupuesto, aprobado por Decreto Supremo 304-2012-EF, y del artículo 6 de la presente Ley.

CUADRAGÉSIMA SÉTIMA. Autorízase para realizar modificaciones presupuestarias en el nivel institucional a favor del Instituto Nacional de Estadística e Informática

(INEI), hasta por el monto de S/ 8 000 000,00 (OCHO MILLONES Y 00/100 SOLES), con cargo a los recursos a los que hace referencia el artículo 44 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto, previo cumplimiento de las acciones que debe efectuar el INEI para generar datos y cartografía orientados a mejorar los procedimientos del sistema de focalización y el seguimiento de la política social, las que se establecen mediante decreto supremo refrendado por el ministro de Desarrollo e Inclusión Social. Dichas modificaciones presupuestarias se realizan hasta el primer trimestre del Año Fiscal 2017.

Para ello, el Ministerio de Desarrollo e Inclusión Social, sobre la información remitida por el INEI, debe enviar un informe al Ministerio de Economía y Finanzas en el que se validen las acciones realizadas por el INEI en el marco de lo establecido en la presente disposición y el monto correspondiente a ser transferido.

Mediante decreto supremo refrendado por el ministro de Desarrollo e Inclusión Social, se aprueban las disposiciones complementarias para la aplicación de la presente disposición, las que incluyen las acciones que debe realizar el INEI en el marco de la presente disposición.

La presente disposición entra en vigencia al día siguiente de la publicación de la presente Ley.

CUADRAGÉSIMA OCTAVA. Autorízase al Ministerio de Transportes y Comunicaciones, durante el Año Fiscal 2017, para realizar modificaciones presupuestarias en el nivel institucional a favor del Ministerio de Defensa – Fuerza Aérea Peruana, para realizar estudios de preinversión, ejecutar obras de infraestructura, equipamiento, mantenimiento u otros, de la Base Aérea de Las Palmas en Lima y Aeródromo Teniente Bergerie en Iquitos, con la finalidad de asegurar la operatividad de la referida base y aeródromo. Dichas modificaciones presupuestarias se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas, el ministro de Defensa y el ministro de Transportes y Comunicaciones, a propuesta de este último, y se dan en el marco de los convenios suscritos en el año 2016.

Para efectos de lo establecido en la presente disposición, se exceptúa al Ministerio de Transportes y Comunicaciones de lo dispuesto en el literal c) del numeral 41.1 del artículo 41, el artículo 76 y el artículo 80 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

La autorización otorgada en la presente disposición se financia con cargo al presupuesto institucional del Ministerio de Transportes y Comunicaciones, sin demandar recursos adicionales al Tesoro Público.

CUADRAGÉSIMA NOVENA. Autorízase, excepcionalmente, al Ministerio de Transportes y Comunicaciones, durante el Año Fiscal 2017, para realizar transferencias financieras a favor de la Municipalidad Metropolitana de Lima, para contribuir al financiamiento para la elaboración de estudios de preinversión y/o la ejecución de obras de infraestructura vial urbana vinculados al desarrollo integral de los sistemas de transporte masivo de la ciudad de Lima Metropolitana en el marco del convenio suscrito el 2015.

Las referidas transferencias financieras se aprueban mediante resolución del titular del Ministerio de Transportes y Comunicaciones, previo informe favorable de la Oficina de Presupuesto o la que haga sus veces en la entidad. Dicha resolución se publica en el diario oficial El Peruano.

Para efectos de lo establecido en la presente disposición, se exceptúa al Ministerio de Transportes y Comunicaciones de lo dispuesto en el literal c) del numeral 41.1 del artículo 41, el artículo 76 y el artículo 80 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

La autorización otorgada en la presente disposición se financia con cargo al presupuesto institucional del Ministerio de Transportes y Comunicaciones, sin demandar recursos adicionales al Tesoro Público.

QUINCUAGÉSIMA. Autorízase, excepcionalmente, al Ministerio de Transportes y Comunicaciones, durante el Año Fiscal 2017, a realizar modificaciones presupuestarias en el nivel institucional a favor de los gobiernos locales para financiar actividades y proyectos de inversión pública de infraestructura vial urbana, a fin de facilitar la ejecución del Proyecto Construcción de la Línea 2 y Ramal Av. Faucett - Av. Gambetta de la Red Básica del Metro de Lima y Callao. Dichas modificaciones presupuestarias se aprueban mediante decreto supremo refrendado por el Ministro de Economía y Finanzas y el Ministro de Transportes y Comunicaciones, a propuesta de este último.

Para efectos de lo establecido en la presente disposición, se exceptúa al Ministerio de Transportes y Comunicaciones de lo dispuesto en el literal c) del numeral 41.1 del artículo 41, el artículo 76 y el artículo 80 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

La autorización otorgada en la presente disposición se financia con cargo al presupuesto institucional del Ministerio de Transportes y Comunicaciones, sin demandar recursos adicionales al Tesoro Público.

QUINCUAGÉSIMA PRIMERA. Autorízase al Ministerio de Transportes y Comunicaciones, durante el Año Fiscal 2017, para realizar modificaciones presupuestarias en el nivel institucional hasta por un monto de S/ 110 559 074,00 (CIENTO DIEZ MILLONES QUINIENTOS CINCUENTA Y NUEVE MIL SETENTA Y CUATRO Y 00/100 SOLES), con cargo a su presupuesto institucional, a favor del Ministerio de Defensa, Unidad Ejecutora Marina de Guerra del Perú, para el financiamiento parcial de los estudios y ejecución de proyectos de inversión destinados al mejoramiento de las instalaciones navales. Dichas modificaciones presupuestarias se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas, el ministro de Defensa y el ministro de Transportes y Comunicaciones, a propuesta de este último.

Para efectos de lo establecido en la presente disposición, se exceptúa al Ministerio de Transportes y Comunicaciones de lo dispuesto en el literal c) del numeral 41.1 del artículo 41, el artículo 76 y el artículo 80 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

La autorización otorgada en la presente disposición se financia con cargo al presupuesto institucional del Ministerio de Transportes y Comunicaciones, sin demandar recursos adicionales al Tesoro Público.

QUINCUAGÉSIMA SEGUNDA. Autorízase al Ministerio de Transportes y Comunicaciones, durante el Año Fiscal 2017, para realizar modificaciones presupuestarias en el nivel institucional a favor de la Agencia de Promoción de la Inversión Privada (PROINVERSIÓN), hasta por el monto de S/ 16 078 540,00 (DIECISÉIS MILLONES SETENTA Y OCHO MIL QUINIENTOS CUARENTA Y 00/100 SOLES) para financiar el cumplimiento de los estudios de preinversión a nivel de perfil y de factibilidad, así como otros gastos durante el proceso de promoción de la inversión de la Línea 4 de la Red Básica del Metro de Lima. Dichas modificaciones presupuestarias se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Transportes y Comunicaciones, a propuesta de este último.

Para efectos de lo establecido en la presente disposición, se exceptúa al Ministerio de Transportes y Comunicaciones de lo dispuesto en el literal c) del numeral 41.1 del artículo 41, el artículo 76 y el artículo 80, y a la Agencia de Promoción de la Inversión Privada (PROINVERSIÓN) de lo establecido en el artículo 73, de la Ley 28411, Ley General del Sistema Nacional de Presupuesto, respectivamente.

La autorización otorgada en la presente disposición se financia con cargo al presupuesto institucional del Ministerio de Transportes y Comunicaciones, sin demandar recursos adicionales al Tesoro Público.

QUINCUAGÉSIMA TERCERA. Autorízase, durante el Año Fiscal 2017, al Ministerio de Transportes y Comunicaciones, para realizar modificaciones presupuestarias en el nivel institucional a favor del Organismo Supervisor de la Inversión en Infraestructura de Transporte de Uso Público (OSITRAN), por la fuente de financiamiento Recursos Ordinarios con cargo a su Presupuesto Institucional, hasta por un monto de S/ 2 483 752,00 (DOS MILLONES CUATROCIENTOS OCHENTA Y TRES MIL SETECIENTOS CINCUENTA Y DOS Y 00/100 SOLES), a fin de garantizar la sostenibilidad de la supervisión de las obras de la segunda etapa de Construcción del Tramo Ancón - Huacho - Pativilca, de la Carretera Panamericana Norte. Dichas modificaciones presupuestarias en el nivel institucional se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Transportes y Comunicaciones, a propuesta de este último.

Para efectos de lo establecido en la presente disposición, exonérase al Ministerio de Transportes y Comunicaciones de las limitaciones establecidas en el literal c) del numeral 41.1 del artículo 41, los artículos 76 y 80 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto, y al Organismo Supervisor de la Inversión en Infraestructura de Transporte de Uso Público (OSITRAN) de lo establecido en el artículo 73 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

Lo establecido en la presente disposición se financia con cargo al presupuesto institucional del Ministerio de Transportes y Comunicaciones, sin demandar recursos adicionales al Tesoro Público.

QUINCUAGÉSIMA CUARTA. Autorízase a las siguientes entidades, durante el Año Fiscal 2017, para aprobar transferencias financieras a favor de organismos internacionales y celebrar convenios de administración de recursos y/o adendas, conforme a lo dispuesto por la Ley 30356:

a) Presidencia del Consejo de Ministros, S/ 35 900 000,00 (TREINTA Y CINCO MILLONES NOVECIENTOS MIL Y 00/100 SOLES), con el Programa de las Naciones Unidas para el Desarrollo (PNUD) para continuar con la ejecución del Programa de "Fortalecimiento del Proceso de Descentralización y Modernización del Estado".
b) Ministerio del Interior, S/ 65 600 000,00 (SESENTA Y CINCO MILLONES SEISCIENTOS MIL Y 00/100 SOLES), con la Organización Internacional para las Migraciones (OIM), para garantizar la continuidad de la ejecución de los proyectos de inversión pública "Mejoramiento de los servicios críticos y de consulta externa del Hospital Nacional PNP Luis N. Sáenz Jesús María - Lima - Lima" (Código SNIP 305924), "Mejoramiento de servicios brindado por la Escuela Técnica Superior de Sub Oficiales de la PNP en el Distrito de Puente Piedra, Provincia de Lima y Departamento de Lima" (Código SNIP 256241), "Ampliación y mejoramiento del servicio de formación policial de la Escuela de Oficiales de la Policía Nacional de Perú (EO PNP) del Distrito de Chorrillos, Provincia de Lima, Lima" (Código SNIP 256073), y "Ampliación y mejoramiento de la Escuela Técnico Superior Mujeres PNP – San Bartolo" (Código SNIP 255985).
c) Ministerio de la Producción, S/ 17 000 000,00 (DIECISIETE MILLONES Y 00/100 SOLES), con el Programa de las Naciones Unidas para el Desarrollo (PNUD), para garantizar la continuidad de la ejecución del proyecto de inversión pública "Mejoramiento del Servicio de Comercialización del Gran Mercado de Belén – Iquitos, Provincia de Maynas, Departamento de Loreto", (Código SNIP 317396).
d) Ministerio de Cultura, con la Oficina de las Naciones Unidas de Servicios para Proyectos (UNOPS), u otro organismo internacional para la continuidad de la ejecución del Programa de Inversión PROG-10-2014-SNIP "Mejoramiento del Sistema de Museos para la Protección del Patrimonio Cultural de la Nación". Asimismo, dispónese que los recursos no ejecutados en el marco de los convenios de administración de recursos referidos en el presente numeral, por cumplimiento del plazo de vigencia, disolución o resolución de los citados convenios, se incorporan en el presupuesto institucional del Ministerio de Cultura, en la fuente de financiamiento Donaciones y Transferencias, para destinarlos a la continuidad de la ejecución del Programa de Inversión PROG-10-2014-SNIP "Mejoramiento del Sistema de Museos para la Protección del Patrimonio Cultural de la Nación".

Las transferencias financieras autorizadas en la presente disposición se realizan mediante resolución del titular del pliego respectivo, previo informe favorable de la Oficina de Presupuesto o la que haga sus veces en dicho pliego. La resolución del titular del pliego se publica en el diario oficial El Peruano.

Los recursos públicos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autorizó su transferencia conforme a la presente disposición.

La aplicación de la presente disposición se financia con cargo al presupuesto institucional de los pliegos autorizados, sin demandar recursos adicionales al Tesoro Público. En el caso de lo establecido en el literal b) referido a las transferencias financieras del Ministerio de Interior, entra en vigencia a partir del día siguiente de la publicación de la presente Ley.

QUINCUAGÉSIMA QUINTA. Créase el Fondo de Invalidez y Protección de los Bomberos Voluntarios del Perú, hasta por la suma de S/ 1 000 000,00 (UN MILLÓN Y 00/100 SOLES), con cargo al presupuesto institucional del Ministerio del Interior, para el financiamiento de una subvención única a ser otorgada a favor de los bomberos del Cuerpo General de Bomberos Voluntarios del Perú o sus sobrevivientes, en caso de invalidez permanente o fallecimiento en actos de servicio.

Para tal efecto, autorízase al Ministerio del Interior para realizar transferencias financieras a favor del Fondo creado mediante la presente disposición, hasta por la suma mencionada en el párrafo precedente. Dichas transferencias se aprueban mediante resolución del titular, la cual se publica en el diario oficial El Peruano.

Las referidas transferencias se depositan en la cuenta que determine la Dirección General de Endeudamiento y Tesoro Público del Ministerio de Economía y Finanzas.

El Fondo de Invalidez y Protección de los Bomberos Voluntarios del Perú podrá recibir recursos provenientes de donaciones, cooperación técnica y otras fuentes, en el marco de la normatividad vigente.

Los recursos del referido Fondo se incorporan en el presupuesto institucional de los pliegos correspondientes, en la fuente de financiamiento Recursos Determinados, mediante Decreto Supremo refrendado por el Ministro de Economía y el titular del pliego respectivo, a propuesta de este último. Dicho pliego queda autorizado al otorgamiento de la subvención única a favor de los bomberos de Cuerpo General de Bomberos Voluntarios del Perú o sus sobrevivientes, en los términos previstos en el Reglamento de la presente disposición. El otorgamiento de la subvención se aprueba mediante Resolución del titular del referido pliego, la cual se publica en el diario oficial El Peruano.

Mediante decreto supremo refrendado por el Ministro del Interior se aprobarán las disposiciones reglamentarias de la presente disposición, incluyendo el monto, características y condiciones de la subvención a que se refiere la presente disposición.

QUINCUAGÉSIMA SEXTA. Autorízase al pliego Ministerio de Justicia y Derechos Humanos, durante el Año Fiscal 2017, para incorporar y utilizar los saldos de balance del Año Fiscal 2016 hasta por el monto de S/ 4 985 013,00 (CUATRO MILLONES NOVECIENTOS OCHENTA Y CINCO MIL TRECE Y 00/100 SOLES) provenientes de las Transferencias Financieras, a que se refiere la Ley 29425, el Decreto de Urgencia 009-2012 y el ex FEDADOI, para ser destinados a la optimización de las labores del Ministerio de Justicia y Derechos Humanos conforme a los criterios establecidos por el titular del pliego de dicho ministerio.

QUINCUAGÉSIMA SÉTIMA. El saldo de balance al cierre del ejercicio presupuestario 2016 que corresponda a la diferencia entre los ingresos anuales del Tribunal Fiscal y los gastos devengados de dicho ejercicio, por la fuente de financiamiento Recursos Directamente Recaudados, se incorporan en el presupuesto del Ministerio de Economía y Finanzas en dicha fuente de financiamiento, en el ejercicio 2017, para financiar los gastos de operación, inversión y equipamiento para la mejora de servicios a cargo del Tribunal Fiscal.

La presente disposición entra en vigencia a partir del día siguiente de la publicación de la presente Ley.

QUINCUAGÉSIMA OCTAVA. Déjase en suspenso lo establecido en el numeral 8.4 del artículo 8 de la Ley 30099, Ley de Fortalecimiento de la Responsabilidad y Transparencia Fiscal, para efectos de la aplicación de lo establecido en los artículos 13 y 14 de la presente Ley.

QUINCUAGÉSIMA NOVENA. Continuación de proceso de atención de pago de sentencias judiciales con calidad de cosa juzgada.

1. Dispónese la reactivación de la Comisión Evaluadora de las deudas del Estado generadas por sentencias judiciales emitidas, creada mediante la sexagésima novena disposición complementaria final de la Ley 29812, y conformada por Resolución Suprema 100-2012-PCM, a fin de que apruebe un listado complementario de las deudas del Estado generadas por sentencias judiciales en calidad de cosa juzgada y en ejecución, para el pago de montos por beneficiario que no superen la suma de S/ 50 000,00 (CINCUENTA MIL Y 00/100 SOLES), en un plazo de 60 (sesenta) días calendario contados a partir de la vigencia del reglamento de la presente disposición, para continuar con el proceso de atención de pago de sentencias judiciales en calidad de cosa juzgada y en ejecución, iniciado por la Ley 30137, Ley que establece criterios de priorización para la atención del pago de sentencias judiciales.

2. El listado a ser elaborado por la Comisión Evaluadora a que se refiere el numeral precedente, contiene sentencias judiciales en calidad de cosa juzgada y en ejecución, de pliegos del Gobierno Nacional y de los gobiernos regionales, que se financian con recursos por la fuente de financiamiento Recursos Ordinarios. Dicho listado se elabora sobre la base de la información presentada por los "Comités para la elaboración y aprobación del listado priorizado de obligaciones derivadas de sentencias con calidad de cosa juzgada", a que se refiere el artículo 4 del Reglamento de la Ley 30137, aprobado por Decreto Supremo 001-2014-JUS.

Para tal efecto, los titulares de las entidades del Gobierno Nacional y de los gobiernos regionales deben remitir al Ministerio de Justicia y Derechos Humanos, la información de los comités referida en el párrafo precedente, conforme a los procedimientos y plazos que se establecen en el reglamento de la presente disposición.

3. La implementación de la presente disposición se financia con cargo a los recursos a los que se refiere el artículo 44 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto, hasta por la suma de S/ 180 000 000,00 (CIENTO OCHENTA MILLONES Y 00/100 SOLES).

Para tal efecto, se autoriza al Ministerio de Economía y Finanzas para realizar modificaciones presupuestarias en el nivel funcional programático en el marco de lo establecido en el artículo 45 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto, y con cargo a los recursos mencionados en el párrafo precedente. Asimismo, el Ministerio de Economía y Finanzas queda autorizado a realizar transferencias financieras hasta por la suma de S/ 180 000 000,00 (CIENTO OCHENTA MILLONES Y 00/100 SOLES), para el financiamiento de lo establecido en la presente disposición, con cargo a los recursos habilitados en el marco del párrafo precedente. Dichas transferencias se aprueban mediante resolución del titular, la cual se publica en el diario oficial El Peruano. Las referidas transferencias se depositan en la cuenta que determine la Dirección General de Endeudamiento y Tesoro Público del Ministerio de Economía y Finanzas.

Dichos recursos se incorporan en los pliegos del Gobierno Nacional y los gobiernos regionales, en la fuente de financiamiento Recursos Ordinarios, mediante decreto supremo refrendado por el ministro de Economía y Finanzas y por el ministro de Justicia y Derechos Humanos, a propuesta de este último, y con sujeción a la información contenida en el listado complementario a que se refiere el numeral 2 de la presente disposición.

4. Los pliegos a los que se asignen recursos en virtud del decreto supremo a que se refiere el numeral 3 de la presente disposición, tienen la obligación de verificar los montos que, a la fecha de la transferencia, mantienen por concepto de sentencias judiciales en calidad de cosa juzgada y en ejecución, para evitar duplicidad de pagos. Asimismo, deben reportar los pagos realizados de acuerdo al artículo 3 de Ley 30137.

5. Mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Justicia y Derechos Humanos, se aprueban las normas reglamentarias para la mejor aplicación de la presente disposición, dentro de los 30 (treinta) días siguientes a su entrada en vigencia.

SEXAGÉSIMA. Autorízase, excepcionalmente, a la Superintendencia Nacional de los Registros Públicos (SUNARP) para realizar transferencias financieras a favor del Ministerio de Justicia y Derechos Humanos y del Instituto Nacional Penitenciario, con cargo a sus saldos de balance por la fuente de financiamiento Recursos Directamente Recaudados, que dicha entidad previamente incorpora en su presupuesto institucional, hasta por un monto de S/ 70 000 000,00 (SETENTA MILLONES Y 00/100 NUEVOS SOLES), para el financiamiento de la sostenibilidad de los gastos de operatividad donde se ha implementado el Nuevo Código Procesal Penal, aplicación de la nueva normativa sobre crimen organizado, otros gastos asociados a la difusión y evaluación del Nuevo Código, continuar con la implementación de la obligatoriedad del Sistema de Conciliación; defensa legal gratuita de víctimas en materia familiar y laboral y para la atención de gastos de funcionamiento y operatividad de la administración general; y seguridad penitenciaria.

Las transferencias financieras autorizadas por la presente disposición se aprueban mediante resolución del Titular del pliego SUNARP, previo informe favorable de la oficina de presupuesto o la que haga sus veces en la SUNARP. La resolución del Titular del pliego se publica en el diario oficial El Peruano. Los recursos públicos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autorizó su transferencia conforme a la presente disposición.

El Ministerio de Justicia y Derechos Humanos y el Instituto Nacional Penitenciario, incorporan los recursos a los que se refiere la presente disposición en sus presupuestos institucionales, en la fuente de financiamiento Donaciones y Transferencias.

SEXAGÉSIMA PRIMERA. Autorízase, excepcionalmente, al Ministerio de Transportes y Comunicaciones, durante el Año Fiscal 2017, para realizar modificaciones presupuestarias en el nivel institucional a favor de la Agencia de Promoción de la Inversión Privada (PROINVERSIÓN), hasta por el monto de S/ 15 000 000,00 (QUINCE MILLONES Y 00/100 SOLES) para financiar el desarrollo de los estudios de preinversión a nivel de perfil y de factibilidad, así como otros gastos durante el proceso de promoción de la inversión privada para el Tercer Grupo de Aeropuertos de Provincia de la República del Perú.

Las modificaciones presupuestarias en el nivel institucional, autorizadas por la presente disposición, se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Transportes y Comunicaciones, a propuesta de este último.

Para efectos de lo establecido en la presente disposición, exonérase al Ministerio de Transportes y Comunicaciones de las limitaciones establecidas en el literal c) del numeral 41.1 del artículo 41, los artículos 76 y 80, y a la Agencia de Promoción de la Inversión Privada (PROINVERSIÓN) de lo establecido en el artículo 73 del Texto Único Ordenado de la Ley 28411, Ley General del Sistema Nacional de Presupuesto, aprobado mediante el Decreto Supremo 304-2012-EF.

Lo establecido en la presente disposición se financia con cargo al presupuesto institucional del Ministerio de Transportes y Comunicaciones, sin demandar recursos adicionales al Tesoro Público.

SEXAGÉSIMA SEGUNDA. Autorízase al Ministerio de Transportes y Comunicaciones, durante los años fiscales 2016 y 2017, para realizar modificaciones presupuestarias en el nivel funcional programático, hasta por la suma de S/ 77 730 739,00 (SETENTA Y SIETE MILLONES SETECIENTOS TREINTA MIL SETECIENTOS TREINTA Y NUEVE Y 00/100 SOLES), en la fuente de financiamiento Recursos Ordinarios, para financiar la fase de operación y mantenimiento de la red de acceso de los Proyectos Regionales de Banda Ancha de Tumbes, Piura, Cajamarca y Cusco a cargo del Fondo de Inversión en Telecomunicaciones – FITEL.

Para tal efecto, exonérese a FITEL de lo establecido en el artículo 73 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

La autorización otorgada en la presente disposición se financia con cargo al presupuesto institucional del Ministerio de Transportes y Comunicaciones, sin demandar recursos adicionales al Tesoro Público.

La presente disposición entra en vigencia al día siguiente de la publicación de la presente Ley.

SEXAGÉSIMA TERCERA. Autorízase a los Gobiernos Regionales, durante el Año Fiscal 2017, a aprobar transferencias financieras a favor del Ministerio de Agricultura y Riego, para la ejecución de Planes de Negocios en el marco del Programa de Compensación para la Competitividad – AGROIDEAS -, a ser implementados en el ámbito de los respectivos Gobiernos Regionales.

Dichas transferencias financieras se aprueban mediante Acuerdo del Consejo Regional, previo informe favorable de la Oficina de Presupuesto o la que haga sus veces en el Gobierno Regional. Dicho Acuerdo se publica en el diario oficial El Peruano.

La aplicación de la presente disposición se financia con cargo al presupuesto institucional de los Gobiernos Regionales, sin demandar recursos adicionales al Tesoro Público.

SEXAGÉSIMA CUARTA. La presente Ley entra en vigencia a partir del 1 de enero de 2017, salvo los artículos 11, 25 y 28, la Tercera, Cuarta, Décima Octava, Vigésima Novena, Trigésima Sexta y Cuadragésima Octava Disposiciones Complementarias Finales, y la Primera y Segunda Disposiciones Complementarias Transitorias que rigen a partir del día siguiente de su publicación en el diario oficial El Peruano.

Asimismo, prorrógase la vigencia, hasta el 31 de diciembre de 2017, de:

i. la Centésima Vigésima Cuarta Disposición Complementaria Final de la Ley 29951, Ley de Presupuesto del Sector Público para el Año Fiscal 2013;
ii. de la autorización establecida en el artículo 31, artículo 40 y la quincuagésima octava disposición complementaria final de la Ley 30372, Ley de Presupuesto del Sector Público para el Año Fiscal 2016;
iii. de las disposiciones contenidas en los artículos 1 y 2 del Decreto de Urgencia 003-2012 para el Programa Nacional contra la Violencia Familiar y Sexual; y
iv. El proceso de transferencia dispuesto por la novena disposición complementaria final de la Ley 29565, Ley de Creación del Ministerio de Cultura.

SEXAGÉSIMA QUINTA. Autorízase, de manera excepcional, al Organismo de Evaluación y Fiscalización Ambiental (OEFA), la utilización de recursos provenientes del aporte a que se refiere la Cuadragésima Octava Disposición Complementaria Final de la Ley 29951, Ley de Presupuesto del Sector Público para el Año Fiscal 2013, y la Tercera Disposición Complementaria Final de la Ley 30011, Ley que modifica la Ley 29325, Ley del Sistema Nacional de Evaluación y Fiscalización Ambiental, para financiar actividades de sostenimiento institucional durante el Año Fiscal 2017.

Asimismo, autorízase al OEFA, durante el Año Fiscal 2017, a efectuar transferencias financieras con cargo a los recursos recaudados por concepto de multas que percibe en el marco de sus funciones, a favor del Ministerio del Ambiente y sus organismos adscritos, mediante resolución del titular del pliego, para la continuidad de la gestión ambiental y de la conservación del ambiente, propiciando el uso sostenible de los recursos naturales, la diversidad biológica, las áreas naturales protegidas, el desarrollo sostenible de la Amazonía, y otras acciones de carácter ambiental propias del Ministerio del Ambiente y sus organismos adscritos.

SEXAGÉSIMA SEXTA. Dispónese la transferencia permanente del personal del Decreto Legislativo 276 de la ex Dirección General de Migraciones y Naturalización del Ministerio del Interior, que actualmente se encuentra destacado en la Superintendencia Nacional de Migraciones, a la citada Superintendencia, manteniendo su régimen laboral de origen y los beneficios que actualmente vienen percibiendo.

Para tal efecto, autorízase al pliego Ministerio del Interior para realizar modificaciones presupuestarias en el nivel institucional a favor del pliego Superintendencia Nacional de Migraciones, conforme al mecanismo establecido en la décima cuarta disposición transitoria de la Ley 28411, Ley General del Sistema Nacional de Presupuesto, a efectos de financiar el gasto de la transferencia dispuesta en el párrafo precedente.

SEXAGÉSIMA SÉTIMA. Autorízase, en el Año Fiscal 2017, de manera excepcional al Ministerio del Interior para efectuar modificaciones presupuestarias en el nivel institucional, con cargo a los recursos del Fondo Especial para la Seguridad Ciudadana (FESC), para la ejecución de proyectos de inversión pública y/o actividades por las entidades del gobierno nacional, los gobiernos regionales y/o los gobiernos locales, previa suscripción de un convenio, donde, entre otros aspectos, se señalen las responsabilidades de cada entidad, incluyendo la obligatoriedad de la entidad receptora de los recursos de informar al Ministerio del Interior, sobre el avance físico y financiero de la ejecución de los proyectos y/o actividades a financiar.

Dichos proyectos y/o actividades serán aprobados en el marco de los fines y procedimientos del Fondo Especial para la Seguridad Ciudadana, creado por el Decreto de Urgencia 052-2011 y las modificaciones presupuestarias en el nivel institucional, autorizadas en el párrafo precedente serán aprobadas mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro del Interior, a propuesta de este último.

SEXAGÉSIMA OCTAVA. Autorízase al Organismo Supervisor de la Inversión en Infraestructura de Transporte de Uso Público (OSITRAN), durante el Año Fiscal 2017, para celebrar convenios de encargo del procedimiento de selección con organismos internacionales para la contratación de los servicios de supervisión y aquellos servicios que resulten necesarios para realizar dicha supervisión, relacionados con las actividades de explotación de infraestructura de transporte de uso público de competencia de OSITRAN, en el marco del ejercicio de su función supervisora.

SEXAGÉSIMA NOVENA. Dispónese que, la creación de las siguientes unidades ejecutoras, durante el Año Fiscal 2017, se sujeta al presupuesto institucional de las entidades respectivas en las que se creen, sin demandar recursos adicionales al Tesoro Público, y para tal efecto, los pliegos presupuestarios que propongan su creación quedan exceptuados sólo del requisito del monto del presupuesto anual por toda fuente de financiamiento establecido en el artículo 58 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto:

- Unidad Ejecutora de la Red de Salud Puerto Inca, en el Pliego 448 Gobierno Regional del Departamento de Huánuco.
- Unidad Ejecutora de la Red de Salud Pachitea - Panao y Red de Salud Ambo, en el Pliego 448 Gobierno Regional del Departamento de Huánuco.
- Unidad Ejecutora Salud Hualgayoc – Bambamarca, en el Pliego 445: Gobierno Regional del Departamento de Cajamarca.
- Unidad Ejecutora Hospital de Rehabilitación del Callao en el Pliego 464 Gobierno Regional de la Provincia Constitucional del Callao.
- Unidad Ejecutora Salud Santa Cruz, en el Pliego 445: Gobierno Regional del Departamento de Cajamarca.
- Unidad Ejecutora Salud Ucayali, Contamana en el Pliego 453 Gobierno Regional del Departamento de Loreto.

SEPTUAGÉSIMA. Créase en el Pliego 451, Gobierno Regional del Departamento de La Libertad, la Unidad Ejecutora: Autoridad Portuaria Regional de La Libertad, con cargo a sus propios recursos, se sujeta a las disposiciones establecidas en la Ley 28411, Ley General del Sistema Nacional de Presupuesto, quedando exceptuado del requisito del monto anual establecido en el artículo 58.

SEPTUAGÉSIMA PRIMERA. Autorízase de manera excepcional y por única vez, el otorgamiento de una bonificación a favor del personal administrativo y jurisdiccional del Poder Judicial y del Ministerio Público, sujetos a los regímenes de los Decretos Legislativos 276 y 728 con excepción de los jueces y fiscales. Dicha bonificación se entrega en los meses de diciembre del 2016, marzo y octubre del 2017.

La referida bonificación no tiene carácter remunerativo, compensatorio, ni pensionable y no está sujeta a cargas sociales. Asimismo, no constituye base de cálculo para el reajuste de las bonificaciones que establece el Decreto Supremo 051-91-PCM, para la compensación por tiempo de servicios o cualquier otro tipo de bonificaciones, asignaciones o entregas.

El monto de la bonificación se aprueba mediante decreto supremo refrendado por el Ministro de Economía y Finanzas, a propuesta del Poder Judicial y del Ministerio Público, respectivamente. Para tal efecto, el Poder Judicial y el Ministerio Público quedan exonerados de lo dispuesto en el artículo 6 de la presente norma.

La bonificación se financia con cargo a los presupuestos institucionales de los pliegos Poder Judicial y Ministerio Público conforme al artículo 45 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

La presente disposición entra en vigencia al día siguiente de la publicación de la presente Ley.

SEPTUAGÉSIMA SEGUNDA. Autorízase al pliego Ministerio de Defensa, durante el Año Fiscal 2017, a realizar modificaciones en el nivel funcional programático, a fin de atender el diferencial del pago de la bonificación mensual ex combatientes de la denominada "Campaña Militar de 1941", y la de 1933 y de los años 1978, 1981 y 1995, establecida por la Ley 24053, modificada por la Ley 30461.

Para tal efecto, el Ministerio de Defensa queda exceptuado de lo establecido en el artículo 80 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

Lo establecido en la presente disposición se financia con cargo al presupuesto institucional del Ministerio de Defensa, sin demandar recursos adicionales al Tesoro Público.

SEPTUAGÉSIMA TERCERA. Facúltase a las entidades de la Administración Pública Nacional que se señalan en el artículo I del Título Preliminar de la Ley del Procedimiento Administrativo General, Ley 27444, que tengan acreencias mayores a S/ 2 000 000,00 (DOS MILLONES Y 00/100 SOLES) para que procedan conforme con lo dispuesto por la Ley de Procedimiento de Ejecución Coactiva, Ley 26979, y sus modificatorias, para lo cual la presente Ley les otorga facultades coactivas, pudiendo realizar la contratación de un ejecutor coactivo para tal fin, con cargo a los recursos que recauden coactivamente.

SEPTUAGÉSIMA CUARTA. Autorízase, durante el Año Fiscal 2017, al Ministerio de Salud para efectuar adquisiciones a través de la Organización Panamericana de la Salud (OPS/OMS), el Fondo de las Naciones Unidas para la Infancia (UNICEF), y del Fondo de Poblaciones de las Naciones Unidas (UNFPA), de productos farmacéuticos, vacunas, dispositivos médicos, productos sanitarios y otros bienes necesarios para las intervenciones estratégicas definidas por el Ministerio de Salud a través de Resolución Ministerial.

Para dicho efecto, el Titular del Pliego del Ministerio de Salud suscribirá convenios de cooperación técnica u otros de naturaleza análoga, incluidas sus adendas, con los citados organismos internacionales; previo informe técnico que demuestre ventajas y beneficios del convenio, informe favorable de la Oficina de Planeamiento y Presupuesto, o la que haga sus veces, el cual se demuestre la disponibilidad de recursos para su financiamiento e informe legal.

El Ministerio de Salud queda autorizado a transferir financieramente, a favor del organismo internacional respectivo, con cargo a su presupuesto institucional, los recursos correspondientes para la ejecución de los convenios de cooperación técnica u otras de naturaleza análoga celebrados en el marco de lo establecido en la presente disposición. Dichas transferencias financieras se autorizan mediante resolución del titular del pliego, que se publican en el diario oficial El Peruano, previa suscripción de convenios, quedando prohibido, bajo responsabilidad, destinar los recursos autorizados por la presente disposición a fines distintos para los cuales son transferidos.

El Ministerio de Salud, bajo la responsabilidad de su respectivo titular, debe proveer información a la Contraloría General de la República, al Ministerio de Economía y Finanzas y al Organismo Supervisor de Contrataciones del Estado (OSCE), de ser solicitados por estos.

SEPTUAGÉSIMA QUINTA. Dispónese, durante Año Fiscal 2017, que las transferencias de recursos que efectúen el Ministerio de Transportes y Comunicaciones y el Ministerio de Vivienda, Construcción y Saneamiento a favor de Gobiernos Regionales y Gobiernos Locales, en el marco del artículo 13 de la presente Ley, deberán orientarse a financiar la elaboración de estudios de preinversión, expedientes técnicos y ejecución de proyectos de inversión pública, para el desarrollo de infraestructura de agua, saneamiento, electrificación y telecomunicaciones, de conformidad con sus respectivas competencias; con la finalidad de cerrar brechas en hasta 236 capitales de distrito y de acuerdo con los siguientes montos:

- Ministerio de Vivienda, Construcción y Saneamiento, hasta S/ 300 000 000,00 (TRESCIENTOS MILLONES Y 00/100 SOLES).
- Ministerio de Transportes y Comunicaciones, hasta S/ 10 000 000,00 (DIEZ MILLONES Y 00/100 SOLES).

Asimismo, dispónese que los recursos del Fondo de Inversión en Telecomunicaciones (FITEL), del Fondo de Electrificación Rural y del "Fondo para el financiamiento de proyectos de inversión pública en materia agua, saneamiento y salud", creado mediante la Trigésima Segunda Disposición Complementaria Final de la presente Ley, deberán priorizar el financiamiento de las acciones señaladas en el primer párrafo, de conformidad con la respectiva finalidad, mecanismos y procedimientos de los referidos Fondos. En el caso específico de los recursos del Fondo de Electrificación Rural, el Ministerio de Energía y Minas destinará hasta la suma de S/ 10

000 000,00 (DIEZ MILLONES Y 00/100 SOLES) para el financiamiento de las mencionadas acciones.

Para efectos de lo establecido en la presente disposición, el Ministerio de Desarrollo e Inclusión Social, mediante Decreto Supremo que deberá de ser emitido hasta el 30 de enero del 2017, aprobará la lista priorizada de las capitales de distrito a que se refiere el primer párrafo, así como los mecanismos de seguimiento respectivos._

SEPTUAGÉSIMA SEXTA. Dispónese que la incorporación del personal civil nombrado y contratado, de la especialidad de músicos de la Policía Nacional del Perú, en el grado de suboficial de tercera, dispuesta por la Sexta Disposición Complementaria Final del Decreto Legislativo 1149, incorporada por la Ley 30488, se financia con cargo al presupuesto institucional del Ministerio del Interior.

SEPTUAGÉSIMA SÉTIMA. Autorízase a los organismos del Sistema Electoral para exonerarse de lo dispuesto por el Decreto Legislativo 1017, Ley de Contrataciones del Estado, y su Reglamento, o por la Ley 30225, Ley de Contrataciones del Estado, según corresponda, así como la aplicación del Decreto Legislativo 1057 y modificatorias, que regulan el régimen especial del Decreto Legislativo 1057, a efectos de realizar la contratación de servicios necesarios a través de locación de servicios, en el marco de lo establecido en el Código Civil, para los procesos electorales a realizarse en el Año Fiscal 2017. Los organismos quedan facultados a brindar a los locadores talleres informativos para el desarrollo de la prestación del servicio, conforme a las necesidades propias de cada organismo electoral.

La presente disposición es financiada con cargo al Presupuesto institucional de dichos organismos, según corresponda, sin demandar recursos adicionales al Tesoro Público.

SEPTUAGÉSIMA OCTAVA. Dispónese que, a partir de la vigencia de la presente norma, y en los años fiscales subsiguientes, las entidades públicas, de los tres niveles de gobierno, están obligadas a registrar en el Aplicativo Informático "Rendición de Cuentas de Titulares" a cargo de la Contraloría General de la República, los Informes de Rendición de Cuentas de Titulares, conforme a lo que establezcan las normas que emita ese Organismo Superior de Control.

Los Informes de Rendición de Cuentas de Titulares deben formar parte de los contenidos a ser expuestos por las entidades, en las Audiencias Públicas dirigidas a los ciudadanos conforme las normas específicas que generen dicha obligación.

Los titulares de las entidades son responsables del cumplimiento de la presente disposición, la misma que entra en vigencia al día siguiente de la publicación de la presente Ley.

SEPTUAGÉSIMA NOVENA. De manera excepcional el Pliego 028 se encuentra autorizado a incorporar en su presupuesto del año 2017 los saldos de recursos ordinarios de partidas distintas de las destinadas a proyectos de inversión asignados para el año 2016 y que no sean devengados al 31 de diciembre de dicho año. La incorporación se realiza hasta el 31 de marzo de 2017, mediante Decreto Supremo refrendado por el Ministro de Economía y Finanzas.

Para tal efecto, el Pliego 028 deberá remitir a la Dirección General de Presupuesto Público del Ministerio de Economía y Finanzas su solicitud de incorporación de recursos suscrita por su titular, con el informe favorable del Jefe de la Oficina de Presupuesto o el que haga sus veces.

OCTOGÉSIMA. Autorízase, excepcionalmente y por única vez, a la Universidad Nacional de Moquegua (UNAM), a transferir financieramente hasta la suma de S/ 3 000 000,00 (TRES MILLONES Y 00/100 SOLES) a la Universidad de Cambridge-Reino Unido, para la ejecución del Convenio de Colaboración de Investigación celebrado con la Universidad Nacional de Moquegua y; hasta la suma de S/ 3 000 000,00 (TRES MILLONES Y 00/100 SOLES), a la Universidad de Las Palmas de Gran Canaria-España, para la ejecución del Convenio de Colaboración para el Desarrollo de Programas de Actuación Conjunta de Carácter Académico y de Investigación celebrado con la Universidad Nacional de Moquegua.

La aplicación de lo establecido en la presente disposición se financia con recursos de la fuente de recursos determinados del presupuesto institucional de la Universidad Nacional de Moquegua, sin demandar recursos adicionales al Tesoro Público.

Los recursos públicos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autorizó su transferencia conforme a la presente disposición.

OCTOGÉSIMA PRIMERA. Declárase de necesidad y utilidad pública la intervención mediante el Proyecto Perú II, los siguientes tramos de las carreteras:

- Huancavelica-Yauli-Paucara-Lircay-Licapa.
- Paucara-Andabamba-Anco-Tucuccasa.
- Castrovirreyna-Cocas-Pauranga-Capillas-Huachos-Joyo-San Juan-Tantara-Chupamarca-Aurahua-Tipicocha.
- Angaraes-Huayllay Grande- Callanmarca-Huancahuanca-Congaya.

Declárese de necesidad y utilidad pública la ejecución de los siguientes proyectos:

- Instalación de los servicios de agua potable y desagüe en las comunidades de Cuticsa, Puyhuan, Anta, Buenavista, Chupacc-Casacancha y Mesaccocha el Distrito de Santo Tomás de Pata, Provincia de Angaraes-Huancavelica, Código SNIP 197774.
- Instalación del servicio de agua potable y saneamiento rural en las localidades de Hatun Huayco, Huarmicocha, Jatun Sihuis, Potrero, Ranraccatus y Barrospampa, Distrito de Tintay Puncu-Tayacaja-Huancavelica, Código SNIP 315706.
- Mejoramiento y ampliación del sistema de agua potable e instalación del sistema de saneamiento en las comunidades de Lindapampa, Ccochapata, Rupacc y San Juan de Mantaro, Distrito de Andabamba-Acobamba-Huancavelica, Código SNIP 337977.
- Instalación de los servicios de agua potable y desagüe en las comunidades de Cuticsa, Puyhuan, Anta, Buenavista, Chupacc-Casacancha y Mesaccocha del Distrito de Santo Tomás de Pata, Provincia Angaraes-Huancavelica, Código SNIP 355431.
- Mejoramiento de los servicios de educación secundaria en las instituciones educativas Julio César Tello y Santa Cruz, Distrito de Huaribamba-Tayacaja-Huancavelica, Código SNIP 329553.
- Mejoramiento del servicio educativo del Colegio Federico Froebel del Centro Poblado de Cuticsa en el Distrito de Santo Tomás de Pata-Angaraes-Huancavelica, Código SNIP 355720.
- Instalación del servicio de agua del sistema de riego Accomachay, Distrito de Arma, Provincia de Castrovirreyna-Huancavelica, Código SNIP 246770.
- Instalación del sistema de riego por aspersión en el Centro Poblado de Cochabamba Grande, Distrito de Tintay Puncu-Tayacaja-Huancavelica, Código SNIP 211678.

Declárase de necesidad pública e interés nacional la implementación del centro de investigación científica del Proyecto Especial Lago Titicaca de la Región Puno.

Declárase de necesidad pública y preferente interés nacional el fortalecimiento de la capacidad resolutiva de los servicios de salud del Hospital Santiago Apóstol de Utcubamba, ubicado en la provincia de Utcubamba, departamento de Amazonas, con la finalidad de mejorar los servicios de salud que beneficien a la población de la región Amazonas.

OCTOGÉSIMA SEGUNDA. Exonérase al pliego 028 de lo dispuesto en el artículo 6 de la presente Ley a efectos de implementar el Acuerdo 106-2015-2016/MESA-CR de Mesa Directiva del Congreso de la República, en el año 2017. Lo establecido en la presente disposición se financia con cargo al presupuesto institucional del Congreso de la República. Además de encontrarse exonerado del artículo 9 de la presente Ley del artículo 2 del Decreto de Urgencia 038-2006.

Asimismo, autorízase al pliego 028 la continuidad de proyectos de inversión en el año 2017, para lo cual se autoriza al Poder Ejecutivo para incorporar los créditos presupuestarios de la fuente de financiamiento Recursos Ordinarios asignados en el Año Fiscal 2016 no devengados al 31 de diciembre del mismo año, al pliego en mención para ejecutar los referidos proyectos de inversión. La incorporación se realiza hasta el 31 de marzo de 2017, mediante Decreto Supremo refrendado por el Ministro de Economía y Finanzas. Para ello, exceptúase de lo dispuesto en el artículo 12 de la Ley 30099, Ley de Fortalecimiento de la Responsabilidad y Transparencia Fiscal, y sus modificatorias. Para tal efecto, el pliego 028 deberá remitir a la Dirección General de Presupuesto Público del Ministerio de Economía y Finanzas su solicitud de incorporación de recursos suscrita por su titular con el informe favorable del Jefe de la Oficina de Presupuesto o el que haga sus veces.

Autorízase al pliego 028 la ejecución de proyectos para sedes legislativas o administrativas, equipamiento, mobiliario y software, exceptuándose de la aplicación de la Ley 30225, Ley 28296, Ley 27293, Ley 29090, Ley 27157, Ley 27333, artículo 53 del Decreto Supremo 035-2006-VIVIENDA, Decreto Supremo 002-89-JUS, Resolución 097-2013-SUNARP-SN, normas reglamentarias, complementarias, modificatorias y conexas.

La presente disposición entra en vigencia al día siguiente de la publicación de la presente Ley.

OCTOGÉSIMA TERCERA. Prorrógase hasta el 30 de abril del 2018 el encargo efectuado en la septuagésima sexta disposición complementaria final de la Ley 30114, Ley de Presupuesto del Sector Público para el Año Fiscal 2014.

OCTOGÉSIMA CUARTA. Dispóngase que para la emisión del decreto supremo a que hace referencia el último párrafo del artículo 52 de la Ley 30057, Ley del Servicio Civil para el caso de los Magistrados del Tribunal Constitucional, se exonera de lo establecido de los artículos 6 y 9, así como de la vigésima tercera disposición complementaria final de la presente Ley, y de las prohibiciones contenidas en la Ley 28212 y sus modificatorias. Dicha escala se aplicará de manera inmediata y será considerada en el cuadro de puestos de la entidad al momento de su aprobación.

Autorízase, al Tribunal Constitucional a la contratación de profesionales altamente calificados para ocupar puestos directivos y de asesores especializados en dicha entidad, bajo los principios de mérito y transparencia. La contratación del referido personal se sujetará a las condiciones y procedimientos aprobados mediante decreto supremo del Ministerio de Economía y Finanzas, a propuesta del Tribunal Constitucional, dicho decreto supremo deberá contener los perfiles y requerimientos de los profesionales que se requieren contar, las metas y/o logros que se pretenden alcanzar y los procedimientos para su contratación. La contratación de los profesionales en el marco de la presente disposición se encuentra exceptuada del monto máximo establecido en la Ley 28212 y modificatorias así como de los artículos 6 y 9 de la presente Ley. El gasto que ocasione la aplicación de la presente disposición será financiado con cargo al presupuesto institucional del Tribunal Constitucional, sin generar gastos al Tesoro Público. El Ministerio de Economía y Finanzas dictará las disposiciones reglamentarias adicionales que resulten necesarias para la implementación de la presente disposición, incluyendo los requisitos mínimos que deben cumplir los profesionales altamente calificados. Asimismo, dicho personal deberá registrarse en el Aplicativo Informático para el Registro Centralizado de Planillas y de Datos de los Recursos Humanos del Sector Público-Aplicativo Informativo de la Dirección General de Gestión de Recursos Públicos del Ministerio de Economía y Finanzas.

OCTOGÉSIMA QUINTA. Autorízase, durante Año Fiscal 2017, al Ministerio de Salud y a los pliegos involucrados en la implementación del Plan Multisectorial para la prevención del embarazo en adolescentes y modificatorias, a realizar transferencias financieras a favor de las entidades comprendidas en el ámbito de aplicación del referido Plan Multisectorial. Dichas transferencias financieras se aprueban mediante resolución del titular del pliego que transfiere los recursos, la cual se publica en el diario oficial El Peruano.

Asimismo, autorízase, durante al Año Fiscal 2017, a los Gobiernos Locales a realizar transferencias financieras para el financiamiento de actividades de Salud Preventiva Promocional; para la prestación de servicios públicos delegados en el marco de los Programas Presupuestales "Articulado Nutricional" y "Salud Materno Neonatal"; para la implementación del Padrón Nominal distrital de Niños y Niñas menores de 6 años y el funcionamiento de los Centro de Promoción y Vigilancia Comunal del Cuidado Integral de la Madre y del Niño.

OCTOGÉSIMA SEXTA. Autorízase al Ministerio de Educación a realizar modificaciones presupuestarias en el nivel institucional, a favor de la Universidad Nacional Autónoma de Tayacaja "Daniel Hernández Morillo" para la implementación de dicha universidad, en el marco de las disposiciones legales vigentes.

Dichas modificaciones presupuestarias se aprueban mediante decreto supremo refrendado por el Ministro de Economía y Finanzas y el Ministro de Educación, a propuesta de este último.

OCTOGÉSIMA SÉTIMA. Establézcase que las transferencias de recursos del Gobierno Nacional a favor de Gobiernos Regionales y Gobiernos Locales, a que se refiere el artículo 2 de la Ley 30513, podrán autorizarse hasta el 20 de diciembre de 2016, debiéndose emitir el decreto supremo correspondiente dentro del referido plazo. Las propuestas de decreto supremo correspondientes deben ser presentadas al Ministerio de Economía y Finanzas hasta el 15 de diciembre de 2016; resultando aplicables los requisitos, procedimientos y condiciones previstos en el artículo 2 de la Ley 30513.

Asimismo, dispónese que los convenios que deben suscribir los pliegos en el marco de lo establecido en la presente disposición, podrán ser formalizados hasta el 20 de diciembre de 2016.

La presente disposición entra en vigencia a partir del día siguiente de la publicación de la presente Ley en el Diario Oficial El Peruano.

OCTOGÉSIMA OCTAVA. Exonérese al Poder Judicial de las medidas de austeridad en materia de personal establecidas en el numeral 8.1 del artículo 8 de la presente Ley para efectuar la contratación de personal jurisdiccional y administrativo necesario para la implementación de la Ley 30364, para prevenir, sancionar y erradicar la violencia contra las mujeres y los integrantes del grupo familiar. La aplicación de lo establecido en el presente artículo se sujeta al presupuesto institucional de este poder del Estado sin demandar recursos adicionales al tesoro público, para lo cual quedan suspendidas las normas que se opongan o limiten la aplicación de esta disposición.

OCTOGÉSIMA NOVENA. Autorízase excepcionalmente al Ministerio de Desarrollo e Inclusión Social-MIDIS, a otorgar subvenciones hasta por un monto total de S/ 750 000,00 (SETECIENTOS CINCUENTA MIL Y 00/100 SOLES), con cargo a la fuente de financiamiento Recursos Ordinarios del Programa Qali Warma, para las siguientes entidades:

a) Albergue Angélica del Niño Jesús ubicado en San Antonio del Estrecho, ciudad a orillas del Río Putumayo, provincia de Putumayo, región

Loreto, hasta por un monto total ascendente a S/ 400 000,00 (CUATROCIENTOS MIL Y 00/100 SOLES).

b) Aldea del Niño Beato Junipero Serra ubicado en el distrito de Mazamari, provincia de Satipo, región Junín hasta por un monto total ascendente a S/ 350 000,00 (TRESCIENTOS CINCUENTA MIL Y 00/100 SOLES).

Las subvenciones autorizadas en la presente disposición se aprueban mediante resolución del titular del pliego MIDIS, previo informe favorable de su oficina de Presupuesto o la que haga sus veces. Dicha resolución del titular del pliego se publica en el diario oficial El Peruano.

El MIDIS es responsable del monitoreo, seguimiento, lo que incluye el monitoreo financiero de los recursos transferidos u otorgados, según corresponda y del cumplimiento de los fines y metas para los cuales fueron entregados los recursos públicos. Dichos recursos, bajo responsabilidad deben ser destinados solo a los fines para los cuales se autorizó su transferencia u otorgamiento, según corresponda, conforme a la presente disposición. Asimismo, el MIDIS, mediante resolución de su titular, debe establecer los mecanismos para la rendición de cuentas de los recursos otorgados mediante subvenciones a las entidades antes mencionadas, así como para la evaluación por parte del MIDIS de los resultados alcanzados y los beneficios generados por el otorgamiento de las subvenciones autorizadas en el marco de lo establecido por la presente disposición.

NONAGÉSIMA. Autorízase, durante el Año Fiscal 2017, al Ministerio de Energía y Minas (MINEM), para celebrar convenios de Cooperación Técnica Internacional en materia ambiental con el Programa de las Naciones Unidas para el Desarrollo (PNUD), para la gestión de administración de la Ejecución del Estudio Técnico Independiente, que sirve para identificar las áreas críticas prioritarias para la remediación ambiental; en el ámbito territorial del ex Lote 1 –AB y del Lote 8; así como para el diseño de una estrategia de remediación ambiental aplicable a dichas áreas críticas identificando las acciones de corto, mediano, y largo plazo.

Para tal efecto, el Ministerio de Energía y Minas queda autorizado a efectuar transferencias financieras a favor del organismo internacional referido, con cargo a su presupuesto institucional. Dichas transferencias financieras se autorizan mediante resolución del titular del pliego, que se publican en el diario oficial El Peruano, previa suscripción de convenios, quedando prohibido, bajo responsabilidad, destinar los recursos autorizados por la presente disposición a fines distintos para los cuales son transferidos.

Los convenios serán suscritos por el titular de la entidad, y previo a su celebración se requiere tener un informe legal, un informe favorable de la Oficina de Planeamiento y Presupuesto o la que haga sus veces, en el cual se demuestre la disponibilidad de recursos para su financiamiento, y en un informe técnico que demuestre las ventajas y beneficios del acuerdo.

La entidad que recibe las transferencias financieras en el marco de lo establecido en la presente disposición, informa al Ministerio de Energía y Minas los avances físicos y financieros de la ejecución de dichos recursos y a las disposiciones contenidas en los convenios y/o adendas correspondientes. El Ministerio de Energía y Minas, bajo responsabilidad de su respectivo titular, debe proveer información a la Contraloría General de la República y al Ministerio de Economía y Finanzas.

El Ministerio de Energía y Minas, bajo responsabilidad de su titular, debe proveer información a la Contraloría General de la República, y al Organismo Supervisor de las Contrataciones del Estado (OSCE), de ser solicitada por estos.

NONAGÉSIMA PRIMERA. Autorízase al Ministerio de Desarrollo e Inclusión Social, durante al Año Fiscal 2017, a celebrar un Convenio de Administración de Recursos con el Programa de las Naciones Unidas para el Desarrollo – PNUD, para el fortalecimiento de las capacidades del Programa Nacional de Alimentación Escolar – Qali Warma, con el objeto de mejorar la atención alimentaria de los niños y niñas de las Instituciones Educativas Públicas del país; con cargo a los recursos transferidos al PNUD en el marco de lo establecido en Quincuagésima Séptima Disposición Complementaria Final de la Ley 29951, Ley del Presupuesto del Sector Público para el Año Fiscal 2013.

Para tal efecto, resulta aplicable lo establecido en la Ley 30356.

NONAGÉSIMA SEGUNDA. Autorízase para el Año Fiscal 2017, al Ministerio de la Producción a efectuar modificaciones presupuestarias en el nivel institucional, con cargo a los recursos de su presupuesto institucional, pudiendo incluir saldos de balance que dicha entidad previamente incorpore en su presupuesto institucional, a favor del Fondo Nacional de Desarrollo Pesquero – FONDEPES hasta por el monto de S/ 80 000 000,00 (OCHENTA MILLONES Y 00/100 SOLES) para financiar la ejecución de proyectos de Desembarcaderos Pesqueros Artesanales.

Las modificaciones presupuestarias en el nivel institucional autorizadas por la presente disposición se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas y por el ministro de la Producción, a propuesta de este último.

NONAGÉSIMA TERCERA. En el marco de la Política y de la Estrategia Nacional de Lucha Contra las Drogas autorízase al Ministerio de Agricultura y Riego a transferir recursos a la Comisión Nacional para el Desarrollo y Vida sin Drogas (DEVIDA), mediante decreto supremo, para financiar proyectos de inversión pública viables para las cadenas productivas de cacao, café y otros productos agrícolas potenciales en zonas cocaleras identificados por el Programa Presupuestal Programa de Desarrollo Alternativo Integral y Sostenible- PIRDAIS.

Los recursos a los que se refiere el primer párrafo de la presente disposición se transfieren utilizando el procedimiento establecido en la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

NONAGÉSIMA CUARTA. Autorízase, excepcionalmente, durante el Año Fiscal 2017, a los organismos públicos descentralizados y empresas municipales de la Municipalidad Metropolitana de Lima a efectuar transferencias financieras a favor de dicha Municipalidad, las cuales se aprueban mediante Acuerdo de su Directorio, órgano colegiado correspondiente o máxima autoridad de la entidad, para el financiamiento de proyectos de inversión pública.

El presente artículo se financia con cargo al presupuesto institucional de las entidades respectivas, sin demandar recursos adicionales al Tesoro Público.

NONAGÉSIMA QUINTA. Dispónese, a partir de enero de 2017, la transferencia de la totalidad de los fondos a que hace referencia la Tercera Disposición Transitoria de la Ley 28094, Ley de Organizaciones Políticas, y normas modificatorias, se efectúe con cargo al presupuesto institucional de la Oficina Nacional de Procesos Electorales – ONPE y conforme a lo establecido en el artículo 45 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

Para tal efecto, la ONPE queda autorizada a otorgar, a partir de enero de 2017, en forma mensual, un doceavo de la totalidad de la subvención que le corresponde a cada partido político y alianza de partidos políticos beneficiarios, comprendidos en el marco de la citada Ley 28094. Dichas subvenciones se aprueban mediante resolución del titular de la ONPE, y se publica en el diario oficial El Peruano.

La ONPE mediante resolución de su titular dictará las normas reglamentarias de lo dispuesto en la presente disposición, que regulen, entre otros aspectos, los mecanismos de ejecución y rendición de cuentas de los recursos entregados, a los partidos políticos y alianzas de partidos políticos beneficiarios. La resolución a que se refiere la presente norma se publica en el diario oficial El Peruano.

DISPOSICIONES COMPLEMENTARIAS TRANSITORIAS

PRIMERA. Las entidades públicas que a continuación se detallan aprueban disposiciones de austeridad, disciplina y calidad en el gasto público y de ingresos del personal, que contienen necesariamente medidas en esos rubros. Dicha aprobación se efectúa conforme a lo siguiente:

a) En las empresas y entidades bajo el ámbito del Fondo Nacional de Financiamiento de la Actividad Empresarial del Estado (FONAFE), mediante decreto supremo refrendado por el ministro de Economía y Finanzas.

b) En el Banco Central de Reserva del Perú (BCRP) y la Superintendencia de Banca, Seguros y Administradoras Privadas de Fondos de Pensiones (SBS), mediante acuerdo de directorio y resolución de su titular, según corresponda.

c) En la empresa Petróleos del Perú (PETROPERÚ S.A.), mediante acuerdo de directorio. En materia de ingresos del personal y arbitraje laboral, dicha entidad se sujeta a los lineamientos técnicos financieros y limitaciones que establezca el FONAFE.

d) En las empresas de los gobiernos regionales y de los gobiernos locales, mediante acuerdo de directorio.

e) En los organismos supervisores y reguladores de servicios públicos, mediante resolución de su titular. En materia de ingresos del personal se sujeta a lo dispuesto en esta Ley; y, en lo que corresponda, a la Ley 30057, Ley del Servicio Civil y sus reglamentos, aprobados en el marco de la Décima Disposición Complementaria Final de la mencionada Ley.

f) En los Organismos Públicos Descentralizados de los Gobiernos Regionales y Gobiernos Locales, mediante resolución de su titular. En materia de ingresos del personal se sujeta a lo dispuesto en esta Ley; y, en lo que corresponda, a la Ley 30057, Ley del Servicio Civil y sus reglamentos, aprobados en el marco de la Décima Disposición Complementaria Final de la mencionada.

Las disposiciones que se aprueben conforme a lo señalado en los literales precedentes deben publicarse en el diario oficial El Peruano, en un plazo que no exceda el 31 de diciembre de 2016, y rigen a partir del 1 de enero de 2017. De no efectuarse tal publicación, son de aplicación las normas de austeridad, disciplina y calidad del gasto público y de ingresos del personal contenidas en la presente Ley, según sea el caso.

La presente disposición entra en vigencia al día siguiente de la publicación de la presente Ley.

SEGUNDA. De producirse una modificación en las estimaciones de ingresos que determinen una variación en los recursos, correspondientes a las fuentes de financiamiento Recursos Determinados y Recursos Directamente Recaudados, autorízase a las entidades públicas de las entidades del Gobierno Nacional, los gobiernos regionales y los gobiernos locales, hasta el 15 de enero de 2017, para modificar su presupuesto institucional aprobado por las fuentes de financiamiento antes mencionadas. Para el caso de los recursos por la fuente de financiamiento Recursos Determinados provenientes de los conceptos incluidos en los índices de distribución que aprueba el Ministerio de Economía y Finanzas, a través de la Dirección General de Presupuesto Público, las entidades públicas deben modificar su presupuesto institucional aprobado, por los conceptos antes referidos, conforme a los montos estimados de Recursos Determinados para el Presupuesto Institucional de Apertura correspondiente al Año Fiscal 2017, que son publicados hasta el 20 de diciembre de 2016, mediante resolución directoral de la mencionada Dirección General.

Para efectos de la aplicación de la presente disposición, las entidades públicas quedan exoneradas de todas las disposiciones legales que se opongan o limiten su aplicación, debiendo cumplir con lo establecido en los artículos 23 y 54 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

La presente disposición entra en vigencia a partir del día siguiente de la publicación de la presente Ley.

DISPOSICIÓN COMPLEMENTARIA MODIFICATORIA

ÚNICA. Modifícase el primer párrafo del artículo 31 de la Ley 30372, Ley de Presupuesto del Sector Público para el Año Fiscal 2016, con el siguiente texto:

"Artículo 31. Acuerdo entre el Ministerio de Educación y UNESCO

Autorízase, al Ministerio de Educación, durante el Año Fiscal 2017, a aprobar transferencias financieras a favor de la Organización de las Naciones Unidas para la Educación, la Ciencia y la Cultura (UNESCO), organismo internacional especializado en sistemas educativos, y celebrar convenios de asistencia técnica para la formulación, conducción, implementación, supervisión y evaluación de programas de formación y capacitación docente, así como para el diseño e implementación de evaluaciones docentes, lo que incluye las contrataciones necesarias a efecto de asegurar la operatividad y cumplimiento de las actividades relacionadas con el fortalecimiento de las capacidades pedagógicas docentes, y la implementación de la Ley 29944, Ley de Reforma Magisterial, que se desarrollen en el marco del Plan Nacional de Educación.

Los acuerdos serán suscritos por el titular de la entidad, y previo a su celebración se requiere tener un informe legal, un informe favorable de la Oficina de Planeamiento y Presupuesto o la que haga sus veces, en el cual se demuestre la disponibilidad de recursos para su financiamiento, y un informe técnico que demuestre las ventajas y beneficios del acuerdo. El Ministerio de Educación, bajo responsabilidad de su titular, debe proveer información a la Contraloría General de la República y al Organismo Supervisor de las Contrataciones del Estado (OSCE), de ser solicitada por éstos.

Las transferencias financieras autorizadas en la presente disposición se realizan mediante resolución del titular del pliego Ministerio de Educación, la misma que se publica en el diario oficial El Peruano.

Los recursos públicos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autorizó su transferencia conforme a la presente disposición.

La aplicación de la presente disposición se financia con cargo al presupuesto del Ministerio de Educación sin demandar recursos adicionales al Tesoro Público."

DISPOSICIÓN COMPLEMENTARIA DEROGATORIA

ÚNICA. Deróganse o déjanse en suspenso, según sea el caso, las disposiciones legales y reglamentarias que se opongan a lo establecido por la presente Ley o limiten su aplicación.

Comuníquese al señor Presidente de la República para su promulgación.

En Lima, a los treinta días del mes de noviembre de dos mil dieciséis.

LUZ SALGADO RUBIANES
Presidenta del Congreso de la República

RICHARD ACUÑA NÚÑEZ
Segundo Vicepresidente del Congreso de la República

AL SEÑOR PRESIDENTE DE LA REPÚBLICA

POR TANTO:

Mando se publique y cumpla.

Dado en la Casa de Gobierno, en Lima, al primer día del mes de diciembre del año dos mil dieciséis.

PEDRO PABLO KUCZYNSKI GODARD
Presidente de la República

FERNANDO ZAVALA LOMBARDI
Presidente del Consejo de Ministros

ANEXO A : SUBVENCIONES PARA PERSONAS JURIDICAS
AÑO FISCAL 2017

28/11/2016
23:36:54

FPR40S1
PAGINA : 1

FUENTE DE FINANCIAMIENTO : RECURSOS ORDINARIOS
(EN SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
AMBIENTAL	5 139 670	
005 M. DEL AMBIENTE	5 139 670	
	5 139 670	*COMUNIDADES NATIVAS - COMUNIDADES CAMPESINAS*
JUSTICIA	2 603 000	
006 M. DE JUSTICIA Y DERECHOS HUMANOS	2 603 000	
	2 603 000	*IGLESIA CATOLICA*
INTERIOR	1 935 568	
007 M. DEL INTERIOR	1 935 568	
	3 000	*ASOCIACION DE CORONELES EN RETIRO (ASCOREFA)*
	5 000	*ASOCIACION DE OFICIALES GENERAL DE LAS FUERZAS ARMADAS (ADOGEN)*
	88 000	*ASOCIACION DE OFICIALES GENERAL PNP (ADOGPOL)*
	4 000	*ASOCIACION VENCEDORES DE CAMPAÑA MILITAR 1941*
	110 449	*BENEMERITA SOCIEDAD FUNDADORES DE LA INDEPENDENCIA VENCEDORES EL 2 MAYO DE 1866 Y DEFENSORES CALIFICADOS DE LA PATRIA*
	7 000	*C.E. 1149 JORGE CIEZA LACHO*
	7 000	*C.E. 7 DE AGOSTO (AREQUIPA)*
	13 000	*C.E. CAP PNP ALIPIO PONCE VASQUEZ*
	11 000	*C.E. CARLOS TEODORO PUELL MENDOZA (TUMBES)*
	13 000	*C.E. FELIX TELLO ROJAS (CHICLAYO)*
	11 000	*C.E. JUAN LINARES ROJAS*
	4 000	*C.E. MARIANO SANTOS MATEOS (TACNA)*
	9 000	*C.E. MARIANO SANTOS MATEOS (TRUJILLO)*
	20 000	*C.E. PRECURSORES DE LA INDEPENDENCIA*
	9 000	*C.E. ROBERTO MORALES ROJAS (SULLANA)*
	12 000	*C.E. SANTA ROSA DE LIMA 2001*
	10 000	*C.E. SO. 2DA. BASILIO RAMIREZ PEÑA (PIURA)*
	11 000	*C.E. SO. 2DA. JESUS VERA FERNANDEZ*
	20 000	*C.E. SO. 2DA. JUAN INGUNZA VALDIVIA*
	10 000	*C.E. SO. 2DA. MARTIN ESQUICHA BERNEDO*
	11 000	*C.E. SO. 2DA. NEPTALI VALDERRAMA AMPUERO (AREQUIPA)*
	18 000	*C.E. SO. 2DA. TEODOSIO FRANCO GARCIA (ICA)*
	10 000	*C.E. SO. TCO. 3RA. ARTURO PALOMINO RODRIGUEZ (CUSCO)*
	9 000	*C.E. SO. TCO. 3RA. JOSE RODRIGUEZ TRIGOSO*
	13 000	*C.E. SO. TCO. 3RA. RAMIRO VILLAVERDE LAZO (HUANCAYO)*
	12 000	*C.E. TUPAC AMARU*
	4 000	*C.E. VIRGEN DE FATIMA*
	4 000	*C.E.I. JUAN BENITES LUNA*
	93 449	*CENTRO DE ESTUDIOS HISTORICO MILITARES DEL PERU*
	1 200 000	*COMITE DE DAMAS PNP*
	12 000	*I.E.I. ALCIDES VIGO HURTADO*
	10 000	*I.E.I. ALIPIO PONCE VASQUEZ - JAUJA - HUANCAYO*
	3 000	*I.E.I. ANGELES DE MARIA (HUANCAYO)*
	3 000	*I.E.I. DIVINO NIÑO DEL MILAGRO (CHICLAYO)*
	12 000	*I.E.I. FELIX TELLO R. LA MOLINA*
	4 000	*I.E.I. HORACIO PATIÑO CRUZATTI (CAJAMARCA)*
	3 000	*I.E.I. HORACIO PATIÑO CRUZATTI - PUCALLPA*
	3 000	*I.E.I. MARIANO LINARES JARAMILLO (JAEN)*
	3 000	*I.E.I. SAN MARTIN DE PORRAS (LIMA)*
	4 000	*I.E.I. SANTA ROSA DE LIMA PNP (CHIMBOTE)*
	6 000	*I.E.I. SANTA ROSA DE LIMA PNP (JULIACA)*
	63 190	*INSTITUTO LIBERTADOR RAMON CASTILLA*
	2 000	*INSTITUTO SAN MARTINIANO*
	37 500	*OBISPADO CASTRENSE*
	3 000	*TRIBUNAL SUPERIOR MILITAR POLICIAL DEL NORTE - CHICLAYO*
	3 000	*ZONAS JUDICIALES DE LA PNP (CUSCO)*
	3 000	*ZONAS JUDICIALES DE LA PNP (IQUITOS)*
	3 000	*ZONAS JUDICIALES DE LA PNP (LIMA 1RA SALA)*

ANEXO A : SUBVENCIONES PARA PERSONAS JURIDICAS
AÑO FISCAL 2017

28/11/2016
23:36:54

FPR40S1
PAGINA : 2

FUENTE DE FINANCIAMIENTO : RECURSOS ORDINARIOS
(EN SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
INTERIOR	**1 935 588**	
007 M. DEL INTERIOR	**1 935 588**	
	3 000	*ZONAS JUDICIALES DE LA PNP (LIMA 2DA SALA)*
RELACIONES EXTERIORES	**27 284**	
008 M. DE RELACIONES EXTERIORES	**27 284**	
	27 284	*SOCIEDAD PERUANA DE DERECHO INTERNACIONAL*
ECONOMIA Y FINANZAS	**2 033 626**	
009 M. DE ECONOMIA Y FINANZAS	**2 033 626**	
	1 000 000	*CAJA DE PROTECCION Y ASISTENCIA DE LOS TRABAJADORES LUSTRADORES DE CALZADO DEL PERU*
	1 033 626	*CAJA DE PROTECCION Y ASISTENCIA SOCIAL DE LOS CANILLITAS*
EDUCACION	**32 947 539**	
010 M. DE EDUCACION	**9 301 672**	
	100 000	*ACADEMIA NACIONAL DE CIENCIAS*
	255 275	*ACADEMIA PERUANA DE LA LENGUA*
	1 000 000	*ASOCIACION FE Y ALEGRIA 57 - CEFOP*
	6 843 997	*ASOCIACION FE Y ALEGRIA DEL PERU*
	17 400	*CEIP MIXTO GRATUITO "SANTA MARÍA MADRE DE DIOS"*
	30 000	*CENTRO DE REHABILITACIÓN DE CIEGOS DE LIMA - CERCIL*
	90 000	*ESCUELA HOGAR DE NIÑAS "NUESTRA SEÑORA DE LA MISERICORDIA"*
	80 000	*INSTITUTO LIBERTADOR RAMÓN CASTILLA*
	25 000	*OFICINA NACIONAL DE EDUCACIÓN CATÓLICA - ONDEC*
	850 000	*SOCIEDAD GEOGRÁFICA DE LIMA*
342 INSTITUTO PERUANO DEL DEPORTE	**23 645 867**	
	125 000	*ASOCIACIÓN NACIONAL PARALIMPICA*
	1 443 768	*COMITE OLIMPICO PERUANO*
	12 000	*FDN ACTIVIDADES SUBACUATICAS*
	13 000	*FDN AERODEPORTIVA*
	387 519	*FDN AJEDREZ*
	2 766 362	*FDN ATLETISMO*
	233 000	*FDN AUTOMOVILISMO*
	1 073 300	*FDN BADMINTON*
	577 440	*FDN BASKETBALL*
	531 404	*FDN BEISBOL*
	285 223	*FDN BILLAR*
	100 590	*FDN BOCHAS*
	288 471	*FDN BOWLING*
	450 000	*FDN BOXEO*
	340 822	*FDN CANOTAJE*
	682 042	*FDN CICLISMO*
	151 800	*FDN DEPORTES ECUESTRES*
	15 000	*FDN ESCALADA*
	348 800	*FDN ESGRIMA*
	450 603	*FDN ESQUI ACUATICO*
	283 600	*FDN FISICOCULTURISMO*
	43 450	*FDN FUTBOL AMERICANO*
	580 250	*FDN GIMNASIA*
	168 033	*FDN GOLF*
	127 000	*FDN HANDBALL*
	220 000	*FDN HOCKEY*
	15 913	*FDN JIU JITSU*
	730 343	*FDN JUDO*
	574 591	*FDN KARATE*
	110 000	*FDN KICK BOXING*
	100 000	*FDN KUNG FU*
	621 956	*FDN LEVANTAMIENTO DE PESAS*
	20 000	*FDN LEVANTAMIENTO DE POTENCIA*

ANEXO A : SUBVENCIONES PARA PERSONAS JURIDICAS

FPR40S1

28/11/2016
23:36:54

AÑO FISCAL 2017

PAGINA : 3

FUENTE DE FINANCIAMIENTO : RECURSOS ORDINARIOS
(EN SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
EDUCACION	**32 947 539**	
342 INSTITUTO PERUANO DEL DEPORTE	**23 645 867**	
	859 929	FDN LUCHA AMATEUR
	115 985	FDN MOTOCICLISMO
	52 270	FDN MOTONAUTICA
	315 600	FDN MUAY THAI
	832 363	FDN NATACION
	222 348	FDN PALETA FRONTON
	500 000	FDN REMO
	495 898	FDN RUGBY
	8 740	FDN SALVAMENTO ACUATICO
	10 000	FDN SAMBO
	355 011	FDN SOFTBOL
	259 255	FDN SQUASH RACKET
	257 000	FDN TABLA
	658 913	FDN TAE KWON DO
	481 865	FDN TENIS
	329 324	FDN TENIS DE MESA
	737 896	FDN TIRO
	285 000	FDN TIRO CON ARCO
	183 800	FDN TRIATHLON
	395 496	FDN VELA
	1 889 228	FDN VOLEIBOL
	30 000	FDN KENDO
	396 668	FEDENADIF
	100 000	FEDUP
SALUD	**11 421 000**	
011 M DE SALUD	**11 421 000**	
	150 000	A O H HOGAR CLINICA SAN JUAN DE DIOS DE PIURA
	250 000	ACADEMIA NACIONAL DE MEDICINA
	250 000	ASOCIACION DE DAMAS VOLUNTARIAS Y AMIGAS DEL MINISTERIO DE SALUD ADAVAMINSA
	50 000	ASOCIACIÓN PATRONATO DE LEPROSOS DEPARTAMENTAL DE LORETO
	50 000	CAJA DE PROTECCION Y ASISTENCIA SOCIAL LEY Nº 10674
	44 500	CENTRO DE EDUCACION BASICA ESPECIAL "FE Y ALEGRIA" Nº 42
	80 000	CENTRO DE REHABILITACION DE CIEGOS DE LIMA
	102 000	CENTRO DE REPOSO SAN JUAN DE DIOS (CREMPT) - PIURA DE LA ORDEN HOSPITALARIA SAN JUAN DE DIOS
	120 000	HOGAR CLINICA SAN JUAN DE DIOS (AREQUIPA)
	710 746	HOGAR CLINICA SAN JUAN DE DIOS - LIMA
	100 000	HOGAR CLINICA SAN JUAN DE DIOS -IQUITOS
	144 000	HOGAR CLINICA SAN JUAN DE DIOS CHICLAYO
	180 000	HOGAR CLINICA SAN JUAN DE DIOS CUSCO
	87 600	LIGA PERUANA DE LUCHA CONTRA EL CANCER - FILIAL AREQUIPA
	3 461 368	ORGANIZACIÓN PANAMERICANA DE LA SALUD
	40 000	PATRONATO PERUANO DE REHABILITACION Y EDUCACION ESPECIAL. FILIAL AYACUCHO
	5 600 786	UNION DE OBRAS DE ASISTENCIA SOCIAL
DEFENSA	**4 220 714**	
026 M DE DEFENSA	**4 220 714**	
	98 994	ASOCIACION DE OFICIALES DE LA FAP
	35 000	ASOCIACIÓN "VENCEDORES DE LA CAMPAÑA MILITAR DE 1941"
	20 000	ASOCIACIÓN CAPITANES DE NAVIO. CORONELES DE LAS FUERZAS ARMADAS Y POLICIA NACIONAL EN SITUACIÓN DE RETIRO
	20 000	ASOCIACIÓN DE COMANDANTES DE LAS FUERZAS ARMADAS
	250 000	ASOCIACIÓN DE DISCAPACITADOS DE LAS FUERZAS ARMADAS DEL PERÚ "MY. E.P. MARKO JARA SCHENONE"
	20 000	ASOCIACIÓN DE OFICIALES DE LAS FUERZAS ARMADAS Y POLICIA NACIONAL DEL PERÚ
	150 000	ASOCIACIÓN DE OFICIALES GENERALES Y ALMIRANTES

ANEXO A : SUBVENCIONES PARA PERSONAS JURIDICAS
AÑO FISCAL 2017

28/11/2016
23:36:54

FPR40S1
PAGINA : 4

FUENTE DE FINANCIAMIENTO : RECURSOS ORDINARIOS
(EN SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
DEFENSA	**4 220 714**	
026 M DE DEFENSA	**4 220 714**	
	72 000	*ASOCIACIÓN STELLA MARIS*
	210 000	*BENEMERITA SOCIEDAD FUNDADORES DE LA INDEPENDENCIA, VENCEDORES EL 2 DE MAYO DE 1986 Y DEFENSORES CALIFICADOS DE LA PATRIA*
	306 313	*CENTRO DE ESTUDIOS HISTÓRICOS MILITARES DEL PERÚ*
	300 000	*COMITE FEMENINO DE APOYO*
	830 001	*FEDERACIÓN DEPORTIVA MILITAR DEL PERÚ*
	36 000	*FUNDACIÓN MIGUEL GRAU*
	300 000	*IEP PEDRO RUIZ GALLO*
	79 890	*INSTITUCIONES RELIGIOSAS*
	310 000	*INSTITUTO DE ESTUDIOS HISTÓRICOS MARÍTIMOS*
	300 000	*INSTITUTO HISTÓRICOS AEROESPACIALES*
	507 516	*INSTITUTO LIBERTADOR RAMÓN CASTILLA*
	45 000	*INSTITUTO SAN MARTINIANO DEL PERÚ*
	300 000	*OBISPADO CASTRENSE*
	30 000	*ORDEN DE LA LEGIÓN MARISCAL CÁCERES*
PRODUCCION	**5 000 000**	
241 INSTITUTO TECNOLOGICO DE LA PRODUCCION - ITP	**5 000 000**	
	5 000 000	*CENTROS DE INNOVACIÓN TECNOLÓGICA - CITE - LEY N° 30230*
GOBIERNOS REGIONALES	**733 500**	
443 GOBIERNO REGIONAL DEL DEPARTAMENTO DE AREQUIPA	**180 000**	
	180 000	*CONGREGACION DE LAS HERMANITAS DE LOS ANCIANOS DESAMPARADOS ASILO " VICTOR F LIRA"*
444 GOBIERNO REGIONAL DEL DEPARTAMENTO DE AYACUCHO	**373 500**	
	50 000	*APOYO DISPENSARIO MÉDICO Y COMEDOR "PAZ Y BIEN" - AYACUCHO*
	323 500	*HOGAR DE ANCIANOS "PADRE SATURNINO" - AYACUCHO*
451 GOBIERNO REGIONAL DEL DEPARTAMENTO DE LA LIBERTAD	**180 000**	
	180 000	*HERMANITAS DE LOS ANCIANOS DESAMPARADOS, HOGAR SAN JOSE DE TRUJILLO*
TOTAL RUBRO :	**66 061 621**	

El Peruano
DIARIO OFICIAL

FE DE ERRATAS

Se comunica a las entidades que conforman el Poder Legislativo, Poder Ejecutivo, Poder Judicial, Organismos constitucionales autónomos, Organismos Públicos, Gobiernos Regionales y Gobiernos Locales, que conforme a la Ley Nº 26889 y el Decreto Supremo Nº 025-99-PCM, para efecto de la publicación de Fe de Erratas de las Normas Legales, deberán tener en cuenta lo siguiente:

1. La solicitud de publicación de Fe de Erratas deberá presentarse dentro de los 8 (ocho) días útiles siguientes a la publicación original. En caso contrario, la rectificación sólo procederá mediante la expedición de otra norma de rango equivalente o superior.
2. Sólo podrá publicarse una única Fe de Erratas por cada norma legal por lo que se recomienda revisar debidamente el dispositivo legal antes de remitir su solicitud de publicación de Fe de Erratas.
3. La Fe de Erratas señalará con precisión el fragmento pertinente de la versión publicada bajo el título "Dice" y a continuación la versión rectificada del mismo fragmento bajo el título "Debe Decir"; en tal sentido, de existir más de un error material, cada uno deberá seguir este orden antes de consignar el siguiente error a rectificarse.
4. El archivo se adjuntará en un disquete, cd rom o USB con su contenido en formato Word o éste podrá ser remitido al correo electrónico **normaslegales@editoraperu.com.pe**

LA DIRECCIÓN

ANEXO A : SUBVENCIONES PARA PERSONAS JURIDICAS
AÑO FISCAL 2017

28/11/2016
23:36:54

FPR40S1
PAGINA : 5

FUENTE DE FINANCIAMIENTO : RECURSOS DIRECTAMENTE RECAUDADOS
(EN SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
EDUCACION	**14 248 623**	
342 INSTITUTO PERUANO DEL DEPORTE	**14 248 623**	
	575 000	*ASOCIACIÓN NACIONAL PARALIMPICA*
	1 056 232	*COMITE OLIMPICO PERUANO*
	88 000	*FDN ACTIVIDADES SUBACUATICAS*
	47 000	*FDN AERODEPORTIVA*
	212 481	*FDN AJEDREZ*
	1 213 638	*FDN ATLETISMO*
	150 000	*FDN AUTOMOVILISMO*
	76 700	*FDN BADMINTON*
	172 560	*FDN BASKETBALL*
	188 596	*FDN BEISBOL*
	114 777	*FDN BILLAR*
	119 410	*FDN BOCHAS*
	211 529	*FDN BOWLING*
	20 000	*FDN BOXEO*
	9 178	*FDN CANOTAJE*
	17 958	*FDN CICLISMO*
	248 200	*FDN DEPORTES ECUESTRES*
	55 000	*FDN ESCALADA*
	251 200	*FDN ESGRIMA*
	219 397	*FDN ESQUI ACUATICO*
	66 400	*FDN FISICOCULTURISMO*
	56 550	*FDN FUTBOL AMERICANO*
	519 750	*FDN GIMNASIA*
	181 967	*FDN GOLF*
	153 000	*FDN HANDBALL*
	200 000	*FDN HOCKEY*
	4 087	*FDN JIU JITSU*
	499 657	*FDN JUDO*
	655 409	*FDN KARATE*
	70 000	*FDN KICK BOXING*
	200 000	*FDN KUNG FU*
	578 044	*FDN LEVANTAMIENTO DE PESAS*
	140 071	*FDN LUCHA AMATEUR*
	103 015	*FDN MOTOCICLISMO*
	127 730	*FDN MOTONAUTICA*
	83 400	*FDN MUAY THAI*
	367 637	*FDN NATACION*
	57 652	*FDN PALETA FRONTON*
	334 102	*FDN RUGBY*
	11 260	*FDN SALVAMENTO ACUATICO*
	10 000	*FDN SAMBO*
	194 989	*FDN SOFTBOL*
	60 745	*FDN SQUASH RACKET*
	743 000	*FDN TABLA*
	431 087	*FDN TAE KWON DO*
	534 625	*FDN TENIS*
	335 676	*FDN TENIS DE MESA*
	512 104	*FDN TIRO*
	15 000	*FDN TIRO CON ARCO*
	166 200	*FDN TRIATHLON*
	704 504	*FDN VELA*
	1 010 772	*FDN VOLEIBOL*
	20 000	*FDN KENDO*
	3 334	*FEDENADIF*
	50 000	*FEDUP*
COMERCIO EXTERIOR Y TURISMO	**3 887 500**	
035 MINISTERIO DE COMERCIO EXTERIOR Y TURISMO	**3 887 500**	

28/11/2016
23:36:54

ANEXO A : SUBVENCIONES PARA PERSONAS JURIDICAS
AÑO FISCAL 2017

FPR40S1
PAGINA : 6

FUENTE DE FINANCIAMIENTO : RECURSOS DIRECTAMENTE RECAUDADOS
(EN SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
COMERCIO EXTERIOR Y TURISMO	3 887 500	
035 MINISTERIO DE COMERCIO EXTERIOR Y TURISMO	3 887 500	
	450 000	*CENTRO DE INNOVACIÓN TECNOLÓGICA DE ARTESANÍA Y TURISMO CCATCCA - CITE ARTESANÍA Y TURISMO CCATCCA (CUSCO)*
	600 000	*CENTRO DE INNOVACIÓN TECNOLÓGICA DE ARTESANÍA Y TURISMO UTCUBAMBA - CITE UTCUBAMBA - AMAZONAS*
	600 000	*CENTRO DE INNOVACIÓN TECNOLÓGICA DE ARTESANÍAS Y TURISMO AREQUIPA - CITE AREQUIPA*
	600 000	*CENTRO DE INNOVACIÓN TECNOLÓGICA DE CERÁMICA CHULUCANAS - CITE CERÁMICA CHULUCANAS*
	600 000	*CENTRO DE INNOVACIÓN TECNOLÓGICA DE LA JOYERÍA CATACAOS - CITE JOYERÍA CATACAOS*
	518 750	*CENTRO DE INNOVACIÓN TECNOLÓGICA JOYERÍA KORIWASI - CITE JOYERÍA KORIWASI*
	518 750	*CENTRO DE INNOVACIÓN TECNOLÓGICA TEXTIL CAMÉLIDOS HUANCAVELICA - CITE TEXTIL - CAMÉLIDOS HUANCAVELICA*
TOTAL RUBRO :	18 128 123	

ANEXO B : CUOTAS INTERNACIONALES **FPR40S1**

28/11/2016 **AÑO FISCAL 2017**
23:37:35 **PAGINA : 1**

FUENTE DE FINANCIAMIENTO : RECURSOS ORDINARIOS
(EN SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
PRESIDENCIA CONSEJO MINISTROS	**932 378**	
001 PRESIDENCIA DEL CONSEJO DE MINISTROS	**382 704**	
	139 104	*CENTRO LATINOAMERICANO DE ADMINISTRACIÓN PARA EL DESARROLLO*
	243 600	*ORGANIZACIÓN PARA LA COOPERACIÓN Y DESARROLLO ECONÓMICO*
002 INSTITUTO NACIONAL DE ESTADISTICA E INFORMATICA	**210 000**	
	3 400	*INSTITUTO INTERAMERICANO DE ESTADÍSTICA (IASI)*
	206 600	*SECRETARÍA GENERAL DE LA COMUNIDAD ANDINA*
114 CONSEJO NACIONAL DE CIENCIA, TECNOLOGIA E INNOVACION TECNOLOGICA	**339 674**	
	9 852	*CENTRO LATIONAMERICANO DE FISICA - CLAF*
	32 640	*CENTRO REGIONAL DE SISMOLOGÍA PARA AMÉRICA DEL SUR - CERESIS*
	42 364	*INTERNACIONAL CENTER FOR GENETIC ENGENEERIC AND BIOTECHNOLOGY*
	231 780	*PROGRAMA IBEROAMERICANO DE CIENCIA Y TECNOLOGÍA PARA EL DESARROLLO - CYTED*
	22 838	*UNION INTERNACIONAL PARA LA CIENCIA - ICSU*
RELACIONES EXTERIORES	**38 492 000**	
008 M. DE RELACIONES EXTERIORES	**38 492 000**	
	26 400	*MISIONES DE OBSERVACIÓN ELECTORAL DE LA OEA*
	9 906	*1.- FONDO FIDUCIARIO GENERAL PARA EL PRESUPUESTO BÁSICO PROGRAMA PROTOCOLO SOBRE SEGURIDAD DE LA BIOTECNOLOGÍA (FUND 9340 PER)*
	53 927	*2 - FONDO FIDUCIARIO PARA EL CONVENIO SOBRE DIVERSIDAD BIOLÓGICA (FUND 5080 PER)*
	17 710	*3.- FONDO FIDUCIARIO PARA EL CONVENIO SOBRE DIVERSIDAD BIOLÓGICA DEL PROG. NACIONES UNIDAS PARA EL MEDIO AMBIENTE (FUND 850 PER)*
	41 490	*ACADEMIA DE LA HAYA DE DERECHO INTERNACIONAL*
	10 534	*ACUERDO SOBRE LA CONSERVACIÓN DE ALBATROS Y PRETELES*
	132 000	*ALTO COMISIONADO DE LAS NACIONES UNIDAS PARA LOS REFUGIADOS*
	443 156	*ASOCIACIÓN LATINOAMERICANA DE INTEGRACIÓN*
	121 261	*CENTRO DE DESARROLLO DE LA ORGANIZACIÓN PARA LA COOPERACIÓN Y DESARROLLO ECONÓMICO*
	79 200	*CENTRO REGIONAL DE LAS NACIONES UNIDAS PARA LA PAZ, EL DESARME Y EL DESARROLLO EN AMÉRICA LATINA Y EL CARIBE*
	54 307	*COMISIÓN INTERNACIONAL DE LA BALLENA*
	621 179	*COMISIÓN PERMANENTE DEL PACÍFICO SUR*
	206 318	*COMISIÓN PREPARATORIA DE LA ORGANIZACIÓN DEL TRATADO DE PROHIBICIÓN COMPLETA DE LOS ENSAYOS NUCLEARES*
	34 869	*COMITÉ CIENTÍFICO PARA LA INVESTIGACIÓN ANTÁRTICA*
	37 752	*COMITÉ DE INVERSIONES DE LA ORGANIZACIÓN PARA LA COOPERACIÓN Y DESARROLLO ECONÓMICO*
	132 000	*COMITÉ INTERNACIONAL DE LA CRUZ ROJA*
	13 200	*COMITÉ PARA LA ELIMINACIÓN DE TODAS LAS FORMAS DE DISCRIMINACIÓN CONTRA LAS PERSONAS CON DISCAPACIDAD*
	18 715	*CONFERENCIA DE LA HAYA DE DERECHO INTERNACIONAL PRIVADO*
	27 588	*CONSEJO CONSULTIVO EMPRESARIAL DEL APEC*
	18 433	*CONSEJO DE ADMINISTRADORES DE LOS PROGRAMAS NACIONALES ANTÁRTICOS*
	21 648	*CONSEJO DE COOPERACIÓN ECONÓMICA DEL PACÍFICO*
	1 927	*CONVENCIÓN DE OTTAWA - CONVENCIÓN SOBRE LA PROHIBICIÓN DEL EMPLEO, ALMACENAMIENTO, PRODUCCIÓN Y TRANSFERENCIA DE MINAS ANTIPERSONALES Y SOBRE SU DESTRUCCIÓN*
	7 820	*CONVENCIÓN SOBRE LA PROHIBICIÓN DEL DESARROLLO LA PRODUCCIÓN Y EL ALMACENAMIENTO DE ARMAS BACTERIOLÓGICAS (BIOLÓGICAS) Y TOXÍNICAS Y SOBRE SU DESTRUCCIÓN*
	3 459	*CONVENCIÓN SOBRE MUNICIONES EN RACIMO*
	21 586	*CONVENIO DE BASILEA SOBRE EL CONTROL DE LOS MOVIMIENTOS TRANSFRONTERIZOS DE DESECHOS PELIGROSOS PARA SU DISPOSICIÓN (FUND 3060 PER)*
	20 312	*CONVENIO DE ESTOCOLMO SOBRE CONTAMINANTES ORGÁNICOS PERSISTENTES DEL PROGRAMA DE NACIONES UNIDAS PARA EL*

28/11/2016
23:37:35

ANEXO B : CUOTAS INTERNACIONALES
AÑO FISCAL 2017

FPR40S1

PAGINA : 2

FUENTE DE FINANCIAMIENTO : RECURSOS ORDINARIOS
(EN SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
RELACIONES EXTERIORES	38 492 000	
008 M DE RELACIONES EXTERIORES	38 492 000	
	14 488	CONVENIO DE ROTTERDAM SOBRE LOS PROCEDIMIENTOS CONVENIDOS PARA CIERTOS QUÍMICOS Y PESTICIDAS PELIGROSOS EN EL COMERCIO INTERNACIONAL
	35 822	CONVENIO MARCO PARA EL CONTROL DEL TABACO
	5 462	CONVENIO SOBRE PROHIBICIONES O RESTRICCIONES DEL EMPLEO DE CIERTAS ARMAS CONVENCIONALES QUE PUEDAN CONSIDERARSE EXCESIVAMENTE NOCIVAS O DE EFECTOS INDISCRIMINADOS
	949 800	CORTE PENAL INTERNACIONAL
	3 214	CORTE PERMANENTE DE ARBITRAJE
	13 200	FONDO CENTRAL PARA ACCIÓN DE EMERGENCIAS
	13 200	FONDO DE CONTRIBUCIONES VOLUNTARIAS DE LAS NACIONES UNIDAS PARA LAS POBLACIONES INDÍGENAS
	660 000	FONDO DE COOPERACION DE LA ALIANZA DEL PACIFICO
	29 841	FONDO DE LAS NACIONES UNIDAS PARA LA DEMOCRACIA
	5 280	FONDO DE POBLACIÓN DE LAS NACIONES UNIDAS
	52 800	FONDO DEL MEDIO AMBIENTE DEL PNUMA
	198 000	FONDO ESPECIAL MULTILATERAL DEL CONSEJO INTERAMERICANO PARA EL DESARROLLO INTEGRAL
	13 200	FONDO ESPECIFICO DEL GRUPO DE TRABAJO ENCARGADO DE ELABORAR EL PROYECTO DE DECLARACIÓN AMERICANA SOBRE LOS DERECHOS DE LOS PUEBLOS INDÍGENAS
	136 770	FONDO FIDUCIARIO DEL PLAN DE ACCIÓN DEL PACÍFICO SUDESTE
	5 547	FONDO FIDUCIARIO PARA EL CONVENIO DE VIENA PARA LA PROTECCIÓN DE LA CAPA DE OZONO
	13 168	FONDO MULTILATERAL DEL PROTOCOLO DE MONTREAL (FUND 1040 PER)
	26 400	FONDO PARA APOYAR LAS TAREAS DEL GRUPO DE REVISIÓN DE LA IMPLEMENTACIÓN DE LAS CUMBRES DE AMÉRICA
	13 200	FONDO PARA LA CONSOLIDACIÓN DE LA PAZ
	52 800	FONDO PÉREZ GUERRERO
	4 884	FONDO VOLUNTARIO NNUU PARA LAS VÍCTIMAS DE LA TORTURA
	38 808	FORO DE COOPERACIÓN ECONÓMICA DEL ASIA PACÍFICO (GENERAL DE PROYECTOS)
	235 781	FORO DE COOPERACIÓN ECONÓMICA DEL ASIA PACÍFICO (SECRETARÍA)
	13 200	GRUPO DE LOS 77
	26 400	INSTITUTO INTERNACIONAL PARA LA DEMOCRACIA Y ASISTENCIA ELECTORAL
	132 000	INSTITUTO LATINOAMERICANO Y DEL CARIBE DE PLANIFICACIÓN ECONÓMICA Y SOCIAL
	22 508	INSTITUTO ÍTALO-LATINOAMERICANO
	101 247	INTERAMERICAN INSTITUTE FOR GLOBAL CHANGE RESEARCH
	15 924	INTERGOVERNMENTAL PANEL ON CLIMATE CHANGE
	66 000	OFICINA DEL ALTO COMISIONADO DE LAS NACIONES UNIDAS PARA LOS DERECHOS HUMANOS
	18 208	OFICINA INTERNACIONAL DE EXPOSICIONES
	5 280	ONU-MUJERES
	241 911	ORGANISMO ANDINO DE SALUD-CONVENIO HIPÓLITO UNANUE
	1 090 775	ORGANISMO INTERNACIONAL DE ENERGÍA ATÓMICA
	29 465	ORGANISMO PARA LA PROSCRIPCIÓN DE LAS ARMAS NUCLEARES EN AMÉRICA LATINA Y EL CARIBE
	9 004 071	ORGANIZACIÓN DE LAS NACIONES UNIDAS
	1 613 903	ORGANIZACIÓN DE LAS NACIONES UNIDAS PARA LA AGRICULTURA Y LA ALIMENTACIÓN
	40 920	ORGANIZACIÓN DE LAS NACIONES UNIDAS PARA LA AGRICULTURA Y LA ALIMENTACIÓN FAO-OFICINA SEDE LIMA
	1 175 610	ORGANIZACIÓN DE LAS NACIONES UNIDAS PARA LA EDUCACIÓN LA CIENCIA Y LA CULTURA (PRESUPUESTO REGULAR)
	2 067 972	ORGANIZACIÓN DE LOS ESTADOS AMERICANOS
	66 000	ORGANIZACIÓN DE LOS ESTADOS AMERICANOS - OFICINA DE LIMA
	217 312	ORGANIZACIÓN DE LOS ESTADOS IBEROAMERICANOS PARA LA EDUCACIÓN, LA CIENCIA Y LA CULTURA
	1 155 280	ORGANIZACIÓN DEL TRATADO DE COOPERACIÓN AMAZÓNICA

28/11/2016
23:37:35

ANEXO B : CUOTAS INTERNACIONALES
AÑO FISCAL 2017

FPR40S1

PAGINA : 3

FUENTE DE FINANCIAMIENTO : RECURSOS ORDINARIOS
(EN SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
RELACIONES EXTERIORES	38 492 000	
008 M DE RELACIONES EXTERIORES	38 492 000	
	302 106	ORGANIZACIÓN INTERNACIONAL DE LAS MADERAS TROPICALES
	226 472	ORGANIZACIÓN INTERNACIONAL DE POLICÍA CRIMINAL (INCLUYE SEDE BS AS)
	1 403 144	ORGANIZACIÓN INTERNACIONAL DEL TRABAJO
	166 308	ORGANIZACIÓN INTERNACIONAL PARA LAS MIGRACIONES
	90 196	ORGANIZACIÓN MARÍTIMA INTERNACIONAL
	1 530 255	ORGANIZACIÓN MUNDIAL DE LA SALUD
	1 089 013	ORGANIZACIÓN MUNDIAL DEL COMERCIO
	192 870	ORGANIZACIÓN MUNDIAL DEL TURISMO
	2 187 929	ORGANIZACIÓN PANAMERICANA DE LA SALUD
	260 768	ORGANIZACIÓN PARA LA PROHIBICIÓN DE LAS ARMAS QUÍMICAS
	132 000	PARLAMENTO ANDINO
	84 350	PROGRAMA DE COOPERACIÓN ENTRE PAÍSES EN DESARROLLO
	1 197 285	PROGRAMA DE LAS NACIONES UNIDAS PARA EL DESARROLLO
	1 388 640	PROGRAMA MUNDIAL DE ALIMENTOS
	19 008	RED DE ARCHIVOS DIPLOMÁTICOS IBEROAMERICANOS
	89 557	SECRETARÍA DEL TRATADO ANTÁRTICO
	2 905 056	SECRETARÍA GENERAL DE LA COMUNIDAD ANDINA DE NACIONES
	118 001	SECRETARÍA GENERAL IBEROAMERICANA
	343 844	SISTEMA ECONÓMICO LATINOAMERICANO Y DE CARIBE
	79 200	SISTEMA INTERAMERICANO DE DERECHOS HUMANOS
	7 661	TRATADO SOBRE LA NO PROLIFERACIÓN DE ARMAS NUCLEARES
	1 205 319	TRIBUNAL DE JUSTICIA DE LA COMUNIDAD ANDINA
	1 670 660	UNIÓN DE NACIONES SURAMERICANAS
ECONOMIA Y FINANZAS	24 000	
009 M DE ECONOMIA Y FINANZAS	24 000	
	24 000	ASOCIACION INTERNACIONAL DEL PRESUPUESTO PUBLICO - ASIP
EDUCACION	9 477 241	
010 M. DE EDUCACION	9 362 241	
	41 650	FACULTAD LATINOAMERICANA DE CIENCIAS SOCIALES - FLACSO
	317 000	INSTITUTO DE TRANSFERENCIA DE TECNOLOGIAS APROPIADAS PARA SECTORES MARGINALES DEL CONVENIO ANDRES BELLO - ITACAB
	8 914 095	ORGANIZACION DEL BACHILLERATO INTERNACIONAL
	89 496	ORGANIZACION IBEROAMERICANA DE LA JUVENTUD
342 INSTITUTO PERUANO DEL DEPORTE	100 000	
	94 900	AGENCIA MUNDIAL DE ANTIDOPAJE - WADA - AMA
	5 100	CONSEJO IBEROAMERICANO DEL DEPORTE - CID
514 U N DE INGENIERIA	15 000	
	15 000	UNIÓN INTERNACIONAL DE TELECOMUNICACIONES
SALUD	18 400	
134 SUPERINTENDENCIA NACIONAL DE SALUD	18 400	
	18 400	ORGANIZACION IBEROAMERICANA DE SEGURIDAD SOCIAL - OISS
AGRICULTURA	5 500 000	
013 M DE AGRICULTURA Y RIEGO	5 500 000	
	5 500 000	AUTORIDAD AUTÓNOMA BINACIONAL DEL LAGO TITICACA
TRIBUNAL CONSTITUCIONAL	46 000	
024 TRIBUNAL CONSTITUCIONAL	46 000	
	46 000	COMISION DE VENECIA - SOCIEDAD GENERAL DE STRASBOURG FRANCIA
DEFENSA	279 679	
026 M DE DEFENSA	279 679	
	270 679	SECRETARIA GENERAL DE LA UNASUR-CEED-CDS
	9 000	SISTEMA DE COOPERACIÓN ENTRE LAS FUERZAS AÉREAS AMERICANAS (SICOFAA)

28/11/2016
23:37:35

ANEXO B : CUOTAS INTERNACIONALES
AÑO FISCAL 2017

FPR40S1

PAGINA : 4

FUENTE DE FINANCIAMIENTO : RECURSOS ORDINARIOS
(EN SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
CONGRESO DE LA REPUBLICA	444 379	
028 CONGRESO DE LA REPUBLICA	444 379	
	1 440	*ASOCIACIÓN DE SECRETARIOS DE PARLAMENTOS DE LA UNIÓN INTERPARLAMENTARIA-ASGP-UIP*
	96 159	*PARLAMENTO AMAZÓNICO*
	213 000	*PARLAMENTO LATINOAMERICANO*
	35 500	*PARLAMERICAS*
	98 280	*UNIÓN INTERPARLAMENTARIA INTERNACIONAL*
TRANSPORTES Y COMUNICACIONES	20 000	
036 MINISTERIO DE TRANSPORTES Y COMUNICACIONES	20 000	
	20 000	*ASOCIACIÓN LATINOAMERICANA DE METROS Y SUBTERRÁNEOS-ALAMYS*
VIVIENDA CONSTRUCCION Y SANEAMIENTO	1 600	
037 MINISTERIO DE VIVIENDA, CONSTRUCCION Y SANEAMIENTO	1 600	
	1 600	*UNION INTERAMERICANA PARA LA VIVIENDA - UNIAPRAVI*
PRODUCCION	1 118 443	
038 MINISTERIO DE LA PRODUCCION	1 118 443	
	232 706	*COMISIÓN INTERAMERICANA DEL ATÚN TROPICAL*
	544 110	*ORGANIZACIÓN DE LAS NACIONES UNIDAS PARA EL DESARROLLO INDUSTRIAL-ONUDI*
	90 720	*ORGANIZACIÓN INTERNACIONAL DE LA VIÑA Y EL VINO - OIV*
	183 515	*ORGANIZACIÓN LATINOAMERICANA DE DESARROLLO PESQUERO*
	67 392	*ORGANIZACIÓN REGIONAL DE ORDENAMIENTO PESQUERO DEL PACIFICO SUR*
TOTAL RUBRO :	58 354 120	

ANEXO B : CUOTAS INTERNACIONALES
AÑO FISCAL 2017

28/11/2016
23:37:35

FPR40S1
PAGINA : 5

FUENTE DE FINANCIAMIENTO : RECURSOS DIRECTAMENTE RECAUDADOS
(EN SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
PRESIDENCIA CONSEJO MINISTROS	**320 938**	
019 ORGANISMO SUPERVISOR DE LA INVERSION PRIVADA EN TELECOMUNICACIONES	**132 388**	
	132 388	*UIT - UNIÓN INTERNACIONAL DE TELECOMUNICACIONES*
183 INSTITUTO NACIONAL DE DEFENSA DE LA COMPETENCIA Y DE LA PROTECCION DE LA PROPIEDAD INTELECTUAL	**188 570**	
	91 737	*COMITE DE COMPETENCIA DE LA ORGANIZACION PARA COOPERACION Y EL DESARROLLO ECONOMICO-OECD*
	43 920	*CONVENIO INTERNACIONAL PARA LA PROTECCION DE LAS OBTENCIONES VEGETALES-UPOV*
	6 262	*INTERNATIONAL ASSOCIATION OF INSOLVENCY REGULATORS-IAIR*
	46 651	*ORGANIZACION MUNDIAL DE LA PROPIEDAD INTELECTUAL-OMPI*
CULTURA	**37 900**	
060 ARCHIVO GENERAL DE LA NACION	**37 900**	
	1 400	*ASOCIACIÓN LATINOAMERICANA DE ARCHIVOS - ALA*
	3 500	*CONSEJO INTERAMERICANO DE ARCHIVOS - CIA*
	33 000	*PROGRAMA DE APOYO AL DESARROLLO DE ARCHIVOS IBEROAMERICANOS - ADAI*
ECONOMIA Y FINANZAS	**577 575**	
009 M. DE ECONOMIA Y FINANZAS	**8 000**	
	8 000	*ASOCIACION IBEROAMERICANA DE TRIBUNALES DE JUSTICIA FISCAL O ADMINISTRATIVA A C*
055 AGENCIA DE PROMOCION DE LA INVERSION PRIVADA	**79 380**	
	51 030	*OECD - ORGANIZACION PARA LA COOPERACION Y EL DESARROLLO ECONOMICO*
	28 350	*WAIPA- WORLD ASSOCIATION OF INVESTMENT PROMOTION AGENCIAS*
057 SUPERINTENDENCIA NACIONAL DE ADUANAS Y DE ADMINISTRACION TRIBUTARIA	**349 810**	
	236 785	*CENTRO INTERAMERICANO DE ADMINISTRACIONES TRIBUTARIAS - CIAT*
	113 025	*ORGANIZACIÓN MUNDIAL DE ADUANAS - OMA*
058 SUPERINTENDENCIA DEL MERCADO DE VALORES	**105 000**	
	105 000	*INTERNACIONAL ORGANIZATION OF SECURITIES COMMISSIONS*
095 OFICINA DE NORMALIZACION PREVISIONAL-ONP	**35 385**	
	35 385	*CENTRO INTERAMERICANO DE LA SEGURIDAD SOCIAL*
EDUCACION	**15 000**	
533 U N DE SAN MARTIN	**15 000**	
	15 000	*ASOCIACIÓN DE UNIVERSIDADES AMAZÓNICAS - UNAMAZ*
AGRICULTURA	**260 000**	
160 SERVICIO NACIONAL DE SANIDAD AGRARIA - SENASA	**260 000**	
	180 000	*COMITE DE SANIDAD VEGETAL DEL CONO SUR - COSAVE*
	80 000	*ORGANISMO INTERNACIONAL DE SANIDAD ANIMAL - OIE*
ENERGIA Y MINAS	**823 920**	
016 M. DE ENERGIA Y MINAS	**823 920**	
	396 400	*(FPEG) FORO DE PAISES EXPORTADORES DE GAS*
	103 600	*GIEC. GRUPO INTERNACIONAL DE ESTUDIO DEL COBRE*
	80 000	*GIEPZ. GRUPO INTERNACIONAL DE ESTUDIO DEL PLOMO Y ZINC*
	110 400	*IRENA. AGENCIA INTERNACIONAL DE ENERGÍA RENOVABLE*
	143 520	*OLADE. ORGANISMO LATINOAMERICANO DE ENERGÍA*
CONTRALORIA GENERAL	**41 040**	
019 CONTRALORIA GENERAL	**41 040**	
	10 260	*ORGANIZACION INTERNACIONAL DE ENTIDADES FISCALIZADORAS SUPERIORES-INTOSAI*
	30 780	*ORGANIZACION LATINOAMERICANA Y DEL CARIBE DE ENTIDADES FISCALIZADORAS-OLACEFS*
DEFENSA	**295 000**	
026 M. DE DEFENSA	**295 000**	
	125 000	*COSPAS SARSAT PROGRAMME*
	61 000	*INTERNATIONAL ASSOCIATION OF MARINE AIDS TO NAVIGATION*

28/11/2016
23 37 35

ANEXO B : CUOTAS INTERNACIONALES
AÑO FISCAL 2017

FPR40S1
PAGINA : 6

FUENTE DE FINANCIAMIENTO : RECURSOS DIRECTAMENTE RECAUDADOS
(EN SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
DEFENSA	295 000	
026 M. DE DEFENSA	295 000	
	89 000	*ORGANIZACIÓN HIDROGRÁFICA INTERNACIONAL*
TRANSPORTES Y COMUNICACIONES	2 065 488	
036 MINISTERIO DE TRANSPORTES Y COMUNICACIONES	2 065 488	
	670 788	*COMISIÓN LATINOAMERICANA DE AVIACIÓN CIVIL (CLAC)*
	200 000	*COMISIÓN LATINOAMERICANA DE AVIACIÓN CIVIL Y ORGANIZACIÓN DE AVIACIÓN CIVIL INTERNACIONAL*
	600 000	*ORGANIZACIÓN DE AVIACIÓN CIVIL INTERNACIONAL (OACI)*
	302 100	*UNIÓN INTERNACIONAL DE TELECOMUNICACIONES (UIT)*
	133 000	*UNIÓN POSTAL DE LAS AMÉRICAS ESPAÑA Y PORTUGAL (UPAEPA)*
	159 600	*UNIÓN POSTAL UNIVERSAL (UPU)*
TOTAL RUBRO :	4 436 881	

28/11/2016
23:37:35

ANEXO B : CUOTAS INTERNACIONALES
AÑO FISCAL 2017

FPR40S1
PAGINA : 7

FUENTE DE FINANCIAMIENTO : CANON Y SOBRECANON, REGALIAS, RENTA DE ADUANAS Y PARTICIPACIONES
(EN SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
AMBIENTAL	2 680	
055 INSTITUTO DE INVESTIGACIONES DE LA AMAZONIA PERUANA	2 680	
	2 680	*CONSORCIO DE INVESTIGACIÓN ECONÓMICA Y SOCIAL (CIES)*
TOTAL RUBRO :	2 680	

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